UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2019

On March 5, 2020, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2019 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2019 and 2018 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2019.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2020	By: /s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2019 and 2018

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2019 and 2018

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Financial Group Inc.

Opinion

We have audited the accompanying consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. Expected Credit Losses on Loans Measured at Amortized Cost

Why it is determined to be a key audit matter :

The impairment guidance under Korean IFRS 1109 Financial Instruments requires determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information and others. Accordingly, the Group developed a new measurement model utilizing various types of information, which requires a higher level of management’s interpretation and judgment.

The Group measures expected credit losses on loans measured at amortized cost, on an individual or collective basis. The identification of loans that are deteriorating and the assessment of the present value of expected future cash flows in determining expected credit losses are inherently uncertain, involving various assumptions and judgment. In measuring expected losses on a collective basis, a wide range of complex inputs and assumptions are used. Given the extent of judgment involved, we considered expected credit losses to be a key audit matter.

Loans measured at amortized cost subject to individual or collective assessment are ~~W~~ 342,092,076 million, with loan loss allowances of ~~W~~ 2,408,016 million, as of December 31, 2019(See Note 4-2, 10, 11). In addition, unused commitments and guarantees are ~~W~~ 163,972,499 million, with related provisions of ~~W~~ 291,970 million as of December 31, 2019(See Note 4-2, 23, 40). Significantly affected subsidiaries are Kookmin Bank and KB Kookmin Card.

How our audit addressed the key audit matter :

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and evaluated the processes and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused our effort on the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and we assessed the key assumptions in the cash flow projection including growth rate of entities subject to individual assessment and valuation of collateral. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical performance and current market conditions. Furthermore, we assessed the appropriateness of collateral valuation by conducting our own research on recent property prices and engaged independent appraisal specialists in assessing reasonableness of appraisal reports, models and methodologies used by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and evaluated the processes and controls relating to management’s calculation of expected credit losses on a collective basis in accordance with impairment requirements under Korean IFRS 1109 Financial Instruments. As explained in Note 2, management assesses credit ratings to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognizes twelve-months of expected credit losses. To calculate all expected credit losses, management has applied forward-looking information, probability of default, loss given default, and other assumptions estimated through its internal procedures and controls implemented for various assumptions.

We assessed the design and operating effectiveness of controls relating to credit ratings that reasonably reflect both qualitative and quantitative information. Our testing over the accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We reviewed the appropriateness of management policies and procedures to determine significant increases in credit risk, and tested reasonableness of expected credit loss model applied by each of the three stages(Stage 1, 2 and 3) depending on how significantly credit risk was increased.

Our audit involved risk specialists to statistically analyze the correlation between forward-looking information and probability of default or loss given default. We assessed the appropriateness of methodologies for adjusting the probability of default and loss given default to reflect forward-looking information on estimation of expected credit losses. We further tested the reasonableness and mathematical accuracy of the information through recalculation and inspection of supporting data.

We reviewed the methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we assessed reasonableness and accuracy of probability of default and loss given default through procedures including recalculation, and evaluated management’s default and loss data.

2. Valuation of Over-The-Counter Derivatives

Why it is determined to be a key audit matter :

Fair value of large portion of over-the-counter derivatives in the consolidated financial statements is calculated through the use of an internally developed valuation system. Judgment is required in estimating the fair value of these derivatives held by KB Securities in determining appropriate models, assumptions and inputs. Given the extent of judgment involved in valuing these over-the-counter derivatives, we considered this to be a key audit matter. Over-the-counter derivatives of KB securities subject to fair value measurement amount to ~~W~~ 14,444,557 million as of December 31, 2019, including financial liabilities designated as at fair value through profit or loss related to structured securities and financial assets at fair value through profit or loss(See Note 6).

How our audit addressed the key audit matter :

We obtained an understanding and evaluated processes and controls in relation to fair value measurement. Our focus was particularly on the accuracy of underlying transaction data used and mathematical calculation in accordance with management’s internal valuation methodologies.

We assessed design and tested operating effectiveness of controls over accuracy and completeness of key inputs such as underlying transaction data (notional amount, interest rate, maturity etc.) used in management’s determination of estimated fair value. We tested transaction data used in the valuation by examining supporting evidence including contracts and trade confirmations.

We also evaluated the design and tested the operating effectiveness of controls over periodic verification of management’s internal valuation system to ensure the valuation methodologies configured in the system were operating as intended. We involved our derivative valuation specialist to independently estimate fair values utilizing independent valuation models and variables to see if management’s valuation is outside our ranges.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	20,837,878	~~W~~	20,274,490
Financial assets at fair value through profit or loss	4,6,8,12		53,549,086		50,987,847
Derivative financial assets	4,6,9		3,190,673		2,025,962
Loans at amortized cost	4,6,10,11		339,684,059		319,201,603
Financial investments	4,6,8,12		71,782,606		61,665,094
Investments in associates and joint ventures	13		598,240		504,932
Property and equipment	14		5,067,377		4,272,127
Investment property	14		2,827,988		2,119,811
Intangible assets	15		2,737,813		2,755,783
Net defined benefit assets	24		946		—
Current income tax assets			19,095		10,004
Deferred income tax assets	16,33		3,597		4,158
Assets held for sale	17		23,151		16,952
Other assets	4,6,18		18,215,608		15,749,535

Total assets		~~W~~	518,538,117	~~W~~	479,588,298

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	15,368,153	~~W~~	15,326,859
Derivative financial liabilities	4,6,9		3,007,341		2,901,247
Deposits	4,6,20		305,592,771		276,770,449
Debts	4,6,21		37,818,860		33,004,834
Debentures	4,6,22		50,935,583		53,278,697
Provisions	23		527,929		525,859
Net defined benefit liabilities	24		253,989		262,213
Current income tax liabilities			432,431		698,634
Deferred income tax liabilities	16,33		777,793		492,534
Insurance contract liabilities	37		34,966,683		33,412,949
Other liabilities	4,6,25		29,737,259		27,200,996

Total liabilities			479,418,792		443,875,271

Equity
Share capital	26		2,090,558		2,090,558
Hybrid securities	26		399,205		—
Capital surplus	26		17,122,777		17,121,660
Accumulated other comprehensive income	26,35		348,021		177,806
Retained earnings	26		19,709,545		17,282,441
Treasury shares	26		(1,136,188)		(968,549)

Equity attributable to shareholders of the Parent Company	26		38,533,918		35,703,916
Non-controlling interests			585,407		9,111

Total equity			39,119,325		35,713,027

Total liabilities and equity		~~W~~	518,538,117	~~W~~	479,588,298

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(In millions of Korean won, except per share amounts)	Notes	2019		2018
Interest income		~~W~~	14,639,187	~~W~~	13,734,569
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			13,935,124		12,986,209
Interest income from financial instruments at fair value through profit or loss			704,063		748,360
Interest expense			(5,442,400)		(4,829,641)

Net interest income	5,27		9,196,787		8,904,928

Fee and commission income			3,879,247		3,717,720
Fee and commission expense			(1,524,243)		(1,474,344)

Net fee and commission income	5,28		2,355,004		2,243,376

Insurance income			12,317,182		11,975,070
Insurance expense			(12,017,670)		(11,484,954)

Net Insurance income	5,37		299,512		490,116

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			912,187		350,490
Net gains/(losses) on overlay adjustments			(268,315)		813

Net gains on financial assets/liabilities at fair value through profit or loss	5,29		643,872		351,303

Net other operating expenses	5,30		(1,063,324)		(1,130,036)

General and administrative expenses	5,31		(6,271,017)		(5,918,512)

Operating profit before provision for credit losses	5		5,160,834		4,941,175

Provision for credit losses	5,7,11,12,18,23		(670,185)		(673,694)

Net operating income			4,490,649		4,267,481

Share of profit of associates and joint ventures	13		16,451		24,260
Net other non-operating income	32		26,886		9,791

Net non-operating income			43,337		34,051

Profit before income tax			4,533,986		4,301,532
Income tax expense	33		(1,220,787)		(1,239,586)

Profit for the year	5		3,313,199		3,061,946

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		(55,827)		(138,016)
Share of other comprehensive income of associates and joint ventures			(105)		(74)
Revaluation losses on equity instruments at fair value through other comprehensive income			(17,329)		(31,169)
Fair value changes on financial liabilities designated at fair value due to own credit risk			(11,372)		1,484

			(84,633)		(167,775)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			37,861		48,820
Net gains on debt instruments at fair value through other comprehensive income			35,490		119,182
Shares of other comprehensive income of associates and joint ventures			7,800		(3,659)
Cash flow hedges			(33,182)		(9,038)
Losses on hedges of a net investment in a foreign operation			(8,900)		(27,134)
Other comprehensive income arising from separate account			3,364		28,709
Net gains on overlay adjustment	37		194,223		413

			236,656		157,293

Other comprehensive income for the year, net of tax			152,023		(10,482)

Total comprehensive income for the year		~~W~~	3,465,222	~~W~~	3,051,464

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	3,311,828	~~W~~	3,061,191
Non-controlling interests			1,371		755

		~~W~~	3,313,199	~~W~~	3,061,946

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	3,463,567	~~W~~	3,050,805
Non-controlling interests			1,655		659

		~~W~~	3,465,222	~~W~~	3,051,464

Earnings per share	36
Basic earnings per share		~~W~~	8,451	~~W~~	7,721
Diluted earnings per share			8,389		7,676

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

	Equity attributable to shareholders of the Parent Company
							Accumulated
							Other
(in millions of Korean won)	Share		Hybrid		Capital		Comprehensive		Retained		Treasury		Non-controlling		Total
	Capital		Securities		Surplus		Income		Earnings		Shares		Interests		Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829
The effect of changing of accounting policy		—		—		—		(349,476)		(71,724)		—		—		(421,200)

Balance after reflecting the effect of accounting policy		2,090,558		—		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629
Comprehensive income
Profit for the year		—		—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities		—		—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations		—		—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		88,013		15,498		—		—		103,511
Shares of other comprehensive income of associates and joint ventures		—		—		—		(3,733)		—		—		—		(3,733)
Cash flow hedges		—		—		—		(9,038)		—		—		—		(9,038)
Losses on hedges of a net investment in a foreign operation		—		—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income arising from separate account		—		—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		1,484		—		—		—		1,484
Net gains on overlay adjustment		—		—		—		413		—		—		—		413

Total comprehensive income/(loss) for the year		—		—		—		(10,386)		3,076,689		—		659		3,066,962

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(212,576)		—		(212,576)
Non-controlling interests changes in business combination		—		—		—		—		—		—		2,238		2,238
Others		—		—		(568)		—		—		—		70		(498)

Total transactions with shareholders		—		—		(568)		—		(766,728)		(212,576)		2,308		(977,564)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Comprehensive income
Profit for the year		—		—		—		—		3,311,828		—		1,371		3,313,199
Remeasurements of net defined benefit liabilities		—		—		—		(55,827)		—		—		—		(55,827)
Exchange differences on translating foreign operations		—		—		—		37,577		—		—		284		37,861
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		36,637		(18,475)		—		—		18,162
Shares of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Cash flow hedges		—		—		—		(33,182)		—		—		—		(33,182)
Losses on hedges of a net investment in a foreign operation		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income arising from separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Net gains on overlay adjustment		—		—		—		194,223		—		—		—		194,223

Total comprehensive income for the year		—		—		—		170,215		3,293,353		—		1,655		3,465,223

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—				—		—		(759,736)		—		—		(759,736)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	2019		2018
Cash flows from operating activities
Profit for the year	~~W~~	3,313,199	~~W~~	3,061,946

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(438,567)		(104,755)
Net gain on derivative financial instruments for hedging purposes		(3,835)		186,029
Adjustment of fair value of derivative financial instruments		282		410
Provision for credit loss		670,185		673,694
Net gain on financial investments		(206,192)		(99,253)
Share of profit of associates and joint ventures		(16,451)		(24,260)
Depreciation and amortization expense		784,431		409,481
Depreciation and amortization expense on VOBA		192,459		214,153
Other net gains on property and equipment/intangible assets		(33,238)		(138,553)
Share-based payments		49,418		10,930
Policy reserve appropriation		1,546,271		1,608,175
Post-employment benefits		231,913		220,215
Net interest expense		313,550		277,152
Net gain on foreign currency translation		(74,488)		(142,586)
Net other expense		390,074		207,025

		3,405,812		3,297,857

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(916,415)		(8,446,927)
Derivative financial instruments		(644,342)		151,297
Loans at fair value through other comprehensive income		15,536		(40,413)
Loans at amortized cost		(21,681,258)		(31,334,606)
Current income tax assets		(9,091)		(3,668)
Deferred income tax assets		803		(557)
Other assets		(3,668,385)		(2,292,160)
Financial liabilities at fair value through profit or loss		(77,231)		3,690,005
Deposits		28,480,993		20,679,844
Tax liabilities for current period		(266,204)		264,765
Deferred income tax liabilities		235,209		115,208
Other liabilities		1,212,080		1,899,791
		2,681,695		(15,317,421)

Net cash inflow (outflow) from operating activities		9,400,706		(8,957,618)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		(206,680)		42,305
Disposal of financial asset at fair value through profit or loss		11,364,615		9,582,940
Acquisition of financial asset at fair value through profit or loss		(12,359,886)		(8,707,420)
Disposal of financial investments		69,489,132		60,773,660
Acquisition of financial investments		(79,083,472)		(64,729,380)
Disposal in investments in associates and joint ventures		26,185		34,717
Acquisition of investments in associates and joint ventures		(92,200)		(187,077)
Disposal of property and equipment		12,786		2,272
Acquisition of property and equipment		(608,736)		(452,270)
Disposal of investment property		94,207		140,969
Acquisition of investment property		(806,088)		(1,288,125)
Disposal of intangible assets		14,694		10,706
Acquisition of intangible assets		(333,557)		(126,163)
Net cash flows from the change in subsidiaries		91,592		188,140
Others		62,984		234,440

Net cash outflow from investing activities		(12,334,424)		(4,480,286)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		(28,631)		15,044
Net increase in debts		5,027,313		4,216,014
Increase in debentures		93,655,747		143,603,589
Decrease in debentures		(96,145,669)		(135,180,630)
Increase (decrease) in other payables from trust accounts		(68,648)		267,077
Dividends paid		(759,736)		(766,728)
Dividends paid on hybrid securities		(6,513)		—
Acquisition of treasury shares		(274,317)		(224,700)
Issuance of hybrid securities		399,205		—
Increase or decrease of non-controlling interest		574,580		—
Principal elements of lease payments		(229,750)		—
Others		134,027		(185,894)

Net cash inflow from financing activities		2,277,608		11,743,772

Effect of exchange rate changes on cash and cash equivalents		137,019		(67,950)

Net decrease in cash and cash equivalents		(519,091)		(1,762,082)
Cash and cash equivalents at the beginning of the year		6,642,816		8,404,898

Cash and cash equivalents at the end of the year	~~W~~	6,123,725	~~W~~	6,642,816

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of December 31, 2019, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group recognized an amount of services to customers as expenses in previous consolidated Statements of Comprehensive Income but recognized as the reduction of revenue in accordance with Korean IFRS 1115 Revenue from Contracts with Customers. Accordingly, certain accounts reported in the consolidated statement of comprehensive income for the year ended December 31, 2018 have been reclassified to facilitate the comparison with the consolidated statement of comprehensive income for the year ended December 31. 2019. The reclassification of the accounts does not have any effect on the net asset value or profit for the period of the Group as reported in the year ended December 31, 2018.

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases, the new standard, replaces Korean IFRS 1017 Leases. Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 45.

•	Amendments to Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	Enactment of Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment and requires disclosure of the uncertainty of the amount. The enactment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1109 Financial Instruments, and 1107 Financial Instruments: Disclosure

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. These amendments will be effective for annual periods beginning on or after January 1, 2020. However, the Group early adopted the amendments as it is permitted. The significant benchmark interest rate indicator for the hedge relationship is LIBOR, and the hedge accounting in Note 9 directly affected by these amendments.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

2.1.2 New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations that have been published but are not mandatory for the reporting period commencing January 1, 2019 and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	IFRS Interpretation Committee’s agenda decisions—Lease Term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Group should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term again based on accounting policy. However, due to the large number of lease contracts held by the Group and varying terms of the contract, the Group determined that sufficient time would be required to set up items to be included in the review of extensive economic penalty and to establish procedures for collecting and analyzing necessary information. Therefore, the effect of the changes in accounting policy for the lease term is not reflected in the consolidated financial statements for the current reporting period. If the accounting policy for the lease term is changed in the annual periods beginning on or after January 1, 2020, the amount of the related right-of-use assets and lease liabilities may increase, and the consolidated financial statements may need to be retroactively restated to reflect this effect.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of Investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses

The Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 15).

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners exercising their entitlement. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. Amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. Generally, if the Group holds 20% to 50% of the voting power of the investee, it is presumed that the Group has significant influence, it is presumed that the Group has significant influence.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions on financial and operating policies require unanimous consent of the parties sharing control.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates and joint ventures uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the entity in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, unless the functional currency of the foreign operation is in hyper-inflationary economy. Income and expenses in the statement of comprehensive income presented are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level	2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level	3 : unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Group considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.5.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

One or more of the following items is deemed significant increase in credit risk. 30 days past due presumption is applicable for all consolidated subsidiaries, and other standards are selectively applied considering applicability of each subsidiary with its specific indicators. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	decline in ratings below certain level in the early warning system;

•	debt restructuring (except for impaired financial assets); and

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of Banks;

•	corporate borrowers that are rated C or D;

•	refinancing; and

•	debt restructuring.

3.6.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly and measures the expected credit losses.

The Group assumes the risk components have a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk is as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the last year (%p)	(+)
Household loan change rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under the Parent Company with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future condition of the economy, taking into account the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’(PD) on a group of assets and ‘loss given default’(LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If hedged items are equity instruments and designated to present the change in fair value of the hedging instrument in other comprehensive income, recognized hedge ineffectiveness are presented in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expense). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.7.4 Hedge of net investment

If derivatives and non-derivatives qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1109 Financial Instruments.

3.7.5 Embedded derivatives

If a hybrid contract contains a host that is not an asset, an embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives

Buildings and structures	Straight-line	20~40 years

Leasehold improvements	Declining-balance/ Straight-line	4~5 years

Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment properties	Depreciation method	Estimated useful lives

Buildings	Straight-line	20~40 years

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or double declining balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives

Industrial property rights	Straight-line	3 ~ 19 years

Software	Straight-line	3 ~ 5 years

VOBA	Declining-balance	60 years

Others	Straight-line	1 ~ 13 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to definite useful life is accounted for as a change in an accounting estimate.

3.10.1 Value of business acquired (VOBA)

The Group recorded value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful life using declining balance method, and the depreciation is recognized as insurance expense.

3.10.2 Goodwill

Recognition and measurement

Goodwill arisen from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill arising from in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

In relation to securities lending or borrowing transactions, the Group records transaction using memo value when it borrows securities from Korea Securities Depository etc. The borrowed securities are treated as financial liabilities at fair value through profit and loss when the Group sells them. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit and loss.

In addition, for the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss, subsequently. When this treatment creates or enlarges an accounting mismatch, the Group recognizes this change as profit or loss for the current period.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include Deposits, Debts, Debentures and others. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing.

The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.14 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1109, Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statement of financial position, and as other operating income (expenses) in the statement of comprehensive income, respectively.

3.14.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.14.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

Premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard loss ratio defined by Financial Supervisory Services and the amount using the actual underlying data that have been used in premium calculation.

Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

The premiums that are due before the end of the reporting period but applicable to the next period are included.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.14.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is insufficient in light of the estimated future cash flows, additional reserve is recognized for the deficient amount. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects to use a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.14.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has an onerous contract, the present obligation under the contract is recognized and measured as provisions.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial Guarantee Contracts

A financial guarantee contract requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1109, Financial Instruments or

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115, Revenue from Contracts with Customers.

3.17 Equity Instruments Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid Securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. As a result, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest rate method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in the statement of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc. are recognized when the related services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.18.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits: defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Post-employment benefits: defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.19.3 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.4 Share-based payment

The Group has provided its directors and employees with stock grant, and mileage stock programs. When stock grant options are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock options are exercised, the Group pays the amount equivalent to KB Financial Group’s share price in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions. For mileage stock option, the Group accounts for the transaction in accordance with cash-settled share-based payment transactions, which are recognized as accrued expenses at the time of vesting.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the reporting period.

3.19.5 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.20 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.20.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.22 Leases

As explained in Note 2.2 above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 45.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. The Group did not need to make any adjustments to the accounting for assets held as a lessor as a result of adopting the new leasing standard.

At inception of a contract, the Group is required to assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group has assessed whether the contract is, or contains, a lease in accordance with the standard. However, the Group did not reassess all contracts as the Group elected to apply the practical expedient not to apply the standard to contracts that were not previously identified as containing a lease. On the basis of the date of initial application, the Group assesses whether the contract is, or contains, a lease.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs, and

•	Restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group has not reassessed sale and leaseback transactions entered into before the date of initial application.

Extension and termination options are included in a number of leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. But the Group is evaluating its application in accordance with the IFRIC’s decision about “lease term and useful life of leasehold Improvements”

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.24 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS 1104, and financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS 1039.

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS 1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS 1109.

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS 1039.

The Group is permitted to apply this approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of activity unconnected with insurance contract, they having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and shall not subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Financial assets
Due from financial institutions at amortized cost [1]	~~W~~	18,142,960	~~W~~	17,216,288
Financial assets at fair value through profit or loss
Due from financial institutions		216,367		381,719
Securities		50,721,526		48,285,482
Loans		427,545		954,176
Financial instruments indexed to the price of gold		79,805		78,808
Derivatives		3,190,673		2,025,962
Loans at amortized cost[1]		339,684,059		319,201,603
Financial investments
Securities measured at fair value through other comprehensive income		43,556,848		35,243,634
Securities at amortized cost[1]		25,346,555		23,661,522
Loans measured at fair value through other comprehensive income		375,098		389,822
Other financial assets[1]		9,147,059		8,133,556

		490,888,495		455,572,572

Off-balance sheet items
Acceptances and guarantees contracts		8,327,494		7,277,136
Financial guarantee contracts		3,847,390		3,626,532
Commitments		151,797,615		138,590,372

		163,972,499		149,494,040

	~~W~~	654,860,994	~~W~~	605,066,612

[1]	Due from financial institutions, loans and securities measured at amortized cost and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it in other comprehensive income.

Loans as of December 31, 2019 and 2018 are classified as follows:

(In millions of Korean won)

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	83,839,707	~~W~~	2,621,898	~~W~~	1,000	~~W~~	—	~~W~~	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans at fair value through other comprehensive income
Corporate
Grade 1		241,524		—		—		—		241,524
Grade 2		133,574		—		—		—		133,574
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	~~W~~	316,752,109	~~W~~	23,814,107	~~W~~	1,900,958	~~W~~	—	~~W~~	342,467,174

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	75,785,147	~~W~~	2,144,175	~~W~~	1,638	~~W~~	—	~~W~~	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade 1		189,501		25,731		—		—		215,232
Grade 2		128,712		45,878		—		—		174,590
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	~~W~~	293,614,583	~~W~~	26,488,774	~~W~~	2,097,749	~~W~~	—	~~W~~	322,201,106

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	70,183,658	~~W~~	3,839,736	~~W~~	179,825	~~W~~	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	~~W~~	240,446,143	~~W~~	15,379,661	~~W~~	661,084	~~W~~	256,486,888

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	60,473,663	~~W~~	5,871,980	~~W~~	151,180	~~W~~	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

	~~W~~	221,001,638	~~W~~	19,393,398	~~W~~	654,444	~~W~~	241,049,480

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2019 and 2018 are as follows:

(In millions of Korean won)

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	25,147,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	~~W~~	68,905,075	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,905,075

(In millions of Korean won)

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	23,524,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	~~W~~	58,903,956	~~W~~	—	~~W~~	2,916	~~W~~	—	~~W~~	58,906,872

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of December 31, 2019 and 2018, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies.

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of December 31, 2019 and 2018, is classified as follows:

(In millions of Korean won)

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	17,292,966	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	~~W~~	18,134,133	~~W~~	13,179	~~W~~	360	~~W~~	—	~~W~~	18,147,672

(In millions of Korean won)

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	16,374,868	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	~~W~~	17,218,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,218,307

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of December 31, 2019 is same as the credit qualities of securities, excluding equity securities.

4.2.7 Credit risk mitigation of derivatives

The quantification of the extent to which derivatives and other credit enhancements mitigate credit risk as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Deposits, savings, securities, etc.	~~W~~	802,170	~~W~~	460,670

	~~W~~	802,170	~~W~~	460,670

4.2.8 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	166,310,457	~~W~~	149,149,657	~~W~~	18,642,111	~~W~~	334,102,225	97.44	~~W~~	(2,363,332)	~~W~~	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	~~W~~	166,789,122	~~W~~	157,457,187	~~W~~	18,648,410	~~W~~	342,894,719	100.00	~~W~~	(2,408,017)	~~W~~	340,486,702

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)

	2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	158,760,865	~~W~~	141,864,644	~~W~~	17,346,224	~~W~~	317,971,733	98.40	~~W~~	(2,574,236)	~~W~~	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	~~W~~	159,078,869	~~W~~	146,722,355	~~W~~	17,354,058	~~W~~	323,155,282	100.00	~~W~~	(2,609,681)	~~W~~	320,545,601

[1]	The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

Details of the Group’s corporate loans by industry as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,405,404	10.42	~~W~~	(14,819)	~~W~~	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

	~~W~~	157,457,187	100.00	~~W~~	(956,986)	~~W~~	156,500,201

(In millions of Korean won)	2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	14,193,442	9.67	~~W~~	(45,473)	~~W~~	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

	~~W~~	146,722,355	100.00	~~W~~	(1,255,843)	~~W~~	145,466,512

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Types of the Group’s retail and credit card loans as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	78,102,637	42.12	~~W~~	(34,395)	~~W~~	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

	~~W~~	185,437,532	100.00	~~W~~	(1,451,031)	~~W~~	183,986,501

(In millions of Korean won)	2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	70,916,004	40.19	~~W~~	(29,369)	~~W~~	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

	~~W~~	176,432,927	100.00	~~W~~	(1,353,838)	~~W~~	175,079,089

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of December 31, 2019, are as follows:

(In millions of Korean won)	2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	18,147,672	100.00	~~W~~	(4,712)	~~W~~	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Banking and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Banking and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivatives
Government and government funded institutions		7,330	0.23		—		7,330
Banking and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Banking and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Banking and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	17,218,307	100.00	~~W~~	(2,019)	~~W~~	17,216,288

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Credit risk concentrations of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2019, is as follows:

(In millions of Korean won)	2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,864,687	76.40	~~W~~	(555)	~~W~~	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Korea		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

		50,721,526	100.00		—		50,721,526

Derivatives
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,497,329	78.39	~~W~~	(338)	~~W~~	13,496,991
United States		826,660	4.80		(16)		826,644
Others		2,894,318	16.81		(1,665)		2,892,653

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Korea		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Korea		43,697,736	90.50		—		43,697,736
United States		1,813,902	3.76		—		1,813,902
Others		2,773,844	5.74		—		2,773,844

		48,285,482	100.00		—		48,285,482

Derivatives
Korea		1,024,392	50.56		—		1,024,392
United States		316,482	15.62		—		316,482
France		237,080	11.70		—		237,080
Singapore		109,101	5.39		—		109,101
Japan		97,351	4.81		—		97,351
Others		241,556	11.92		—		241,556

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Korea		33,156,041	94.08		—		33,156,041
United States		1,100,199	3.12		—		1,100,199
Others		987,394	2.80		—		987,394

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Korea		21,175,749	89.49		(1,136)		21,174,613
United States		1,252,426	5.29		(216)		1,252,210
Others		1,235,063	5.22		(364)		1,234,699

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that are linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,323,332	~~W~~	1,038,805	~~W~~	286,091	~~W~~	822,123	~~W~~	18,628	~~W~~	—	~~W~~	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading[2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for fair value hedging[3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

	~~W~~	65,901,703	~~W~~	42,638,440	~~W~~	36,912,087	~~W~~	140,008,538	~~W~~	136,109,923	~~W~~	118,265,515	~~W~~	539,836,206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss[2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading[2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for fair value hedging[3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits[5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Debts		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

	~~W~~	167,244,458	~~W~~	49,872,191	~~W~~	34,410,292	~~W~~	130,819,629	~~W~~	49,265,152	~~W~~	7,819,252	~~W~~	439,430,974

Off- balance sheet items
Commitments[6]	~~W~~	151,797,615		—		—		—		—		—	~~W~~	151,797,615

Financial guarantee contract[7]		3,847,390		—		—		—		—		—		3,847,390

	~~W~~	155,645,005		—		—		—		—		—	~~W~~	155,645,005

[1]	The amounts of ~~W~~ 13,394,627 million, which is restricted due from the financial institutions as of December 31, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,636,123	~~W~~	1,481,598	~~W~~	242,353	~~W~~	538,579	~~W~~	81,646	~~W~~	—	~~W~~	7,980,299
Financial assets at fair value through profit or loss		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

	~~W~~	63,079,329	~~W~~	38,190,398	~~W~~	37,118,765	~~W~~	134,402,595	~~W~~	112,531,031	~~W~~	121,090,556	~~W~~	506,412,674

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

	~~W~~	150,864,373	~~W~~	44,846,931	~~W~~	38,066,602	~~W~~	116,481,760	~~W~~	49,068,933	~~W~~	6,413,313	~~W~~	405,741,912

Off- balance sheet items
Commitments[6]	~~W~~	138,590,372	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

	~~W~~	142,216,904	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	142,216,904

[1]	The amounts of ~~W~~ 12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(639)	~~W~~	(1,831)	~~W~~	(5,021)	~~W~~	(10,602)	~~W~~	1,084	~~W~~	(17,009)
Cash flow to be received of gross-settled derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of gross-settled derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

(In millions of Korean won)

	2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(172)	~~W~~	1,999	~~W~~	2,743	~~W~~	1,949	~~W~~	(66)	~~W~~	6,453
Cash flow to be received of gross-settled derivatives		47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of gross-settled derivatives		(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to the management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management

Observation method on market risk arising from trading positions

Subsidiaries of the Group calculate VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

Kookmin Bank, one of the subsidiaries, uses the value-at-risk methodology to measure the market risk of trading positions. Kookmin Bank uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

A subsidiary which holds trading positions uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions. And also, non-banking subsidiaries use the same standard method applied to measure regulatory capital for improvement of market risk VaR management utility (improvement of relation with regulatory capital).

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every year.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2019 and 2018, are as follows:

Kookmin Bank

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	11,190	~~W~~	1,725	~~W~~	20,467	~~W~~	16,628
Stock price risk		3,434		2,402		4,310		3,914
Foreign exchange rate risk		15,760		11,416		20,704		13,081
Deduction of diversification effect								(13,246)

Total VaR	~~W~~	17,545	~~W~~	13,641	~~W~~	24,849	~~W~~	20,377

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	12,513	~~W~~	6,044	~~W~~	18,684	~~W~~	7,074
Stock price risk		2,995		1,253		4,831		3,348
Foreign exchange rate risk		9,443		5,033		16,453		16,453
Deduction of diversification effect								(11,939)

Total VaR	~~W~~	16,221	~~W~~	11,653	~~W~~	23,078	~~W~~	14,936

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2019 and 2018, are as follows:

Kookmin Bank

(In millions of Korean won)	2019		2018
Interest rate risk	~~W~~	83,731	~~W~~	112,153
Stock price risk		1,954		19,756
Foreign exchange rate risk		1,850		1,339

	~~W~~	87,535	~~W~~	133,248

KB Securities Co., Ltd.

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	520,681	~~W~~	460,539	~~W~~	563,991	~~W~~	563,991
Stock price risk		248,183		217,149		282,584		270,443
Foreign exchange rate risk		15,785		7,578		23,674		21,418
Commodity risk		3		1		20		1

	~~W~~	784,652	~~W~~	685,267	~~W~~	870,269	~~W~~	855,853

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	456,847	~~W~~	366,027	~~W~~	537,126	~~W~~	510,618
Stock price risk		293,623		236,329		335,900		261,341
Foreign exchange rate risk		5,923		2,383		12,613		3,692
Commodity risk		5		1		22		1

	~~W~~	756,398	~~W~~	604,740	~~W~~	885,661	~~W~~	775,652

KB Insurance Co., Ltd.

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	3,418	~~W~~	2,201	~~W~~	4,904	~~W~~	3,252
Stock price risk		23,293		16,153		27,550		26,140

	~~W~~	26,711	~~W~~	18,354	~~W~~	32,454	~~W~~	29,392

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	43,431	~~W~~	34,202	~~W~~	48,456	~~W~~	45,180
Stock price risk		11,074		8,484		15,053		14,769

	~~W~~	54,505	~~W~~	42,686	~~W~~	63,509	~~W~~	59,949

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	2,630	~~W~~	1,295	~~W~~	3,597	~~W~~	2,038

	~~W~~	2,630	~~W~~	1,295	~~W~~	3,597	~~W~~	2,038

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,264	~~W~~	968	~~W~~	1,544	~~W~~	1,134

	~~W~~	1,264	~~W~~	968	~~W~~	1,544	~~W~~	1,134

KB Investment Co., Ltd.

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	~~W~~	7,452	~~W~~	4,072	~~W~~	10,480	~~W~~	9,988

	~~W~~	7,452	~~W~~	4,072	~~W~~	10,480	~~W~~	9,988

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	23	~~W~~	—	~~W~~	56	~~W~~	—
Foreign exchange rate risk		2,064		1,776		3,033		3,033

	~~W~~	2,087	~~W~~	1,776	~~W~~	3,089	~~W~~	3,033

KB Asset Management Co., Ltd.

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	417	~~W~~	202	~~W~~	1,238	~~W~~	509
Stock price risk		3,456		1,965		6,248		6,248
Foreign exchange rate risk		825		362		1,427		362

	~~W~~	4,698	~~W~~	2,529	~~W~~	8,913	~~W~~	7,119

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	777	~~W~~	21	~~W~~	1,886	~~W~~	1,043
Stock price risk		1,658		—		1,952		1,839
Foreign exchange rate risk		782		627		1,125		837

	~~W~~	3,217	~~W~~	648	~~W~~	4,963	~~W~~	3,719

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading position

Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

Observation method on market risk arising from non-trading position

As a qualitative methodology, interest rate risk arises from a change in equity and earnings caused by fluctuation in value of interest rate sensitive assets and liabilities, and these risks are measured with change in Economic Value of Equity (ΔEVE) or interest rate VaR and change in Net Interest Income (ΔNII). In addition, as a quantitative methodology, average and longest maturity of interest rate revision for non-maturity deposits are monitored by the Group.

Interest rate risk levels

i. Subsidiary Kookmin Bank

Kookmin Bank calculates ΔEVE by applying six types of rate shock and crisis scenarios, and ΔNII by applying parallel rise and decline impact scenarios. The results as at December 31, 2019 are as follows:

(In millions of Korean won)

	2019
	Changes in the Economic Value of Equity	Changes in Net Interest Income
Scenario 1 (Parallel rise)	483,207	152,013
Scenario 2 (Parallel decline)	31,718	9,717
Scenario 3(Short-term decline, long-term rise)	257,756	—
Scenario 4 (Short-term rise, long-term decline)	411,237	—
Scenario 5 (Short-term rise)	378,380	—
Scenario 6 (Short-term decline)	492,047	—
Maximum of Scenarios 1-6	492,047	152,013
Basic capital	27,609,684	—

(*)	As of the end of December 2019, interest rate risk was calculated by different method from the previous disclosure due to the revision of the Detailed Supervisory Regulations on Banking Business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The results of previous method as at December 31, 2018 are as follows:

(In millions of Korean won)	2018
Interest Rate VaR	168,282

ii. Non-bank Subsidiaries

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
KB Securities Co., Ltd.	~~W~~	20,605	~~W~~	23,004
KB Insurance Co.,Ltd.		345,292		270,507
KB Kookmin Card Co., Ltd.		49,878		27,894
KB Life Insurance Co., Ltd.		56,214		47,089
KB Savings Bank Co., Ltd.		6,510		8,760
KB Capital Co., Ltd.		33,038		19,852

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.4.5 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	December 31, 2019
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	2,581,674	~~W~~	354,484	~~W~~	377,651	~~W~~	128,600	~~W~~	1,207,769	~~W~~	840,250	~~W~~	5,490,428
Financial assets at fair value through profit or loss		6,275,426		43,124		610,820		23,034		6,131		149,188		7,107,723
Derivatives held for trading		244,010		22,729		25,226		698		6,786		48,396		347,845
Derivatives held for hedging		83,610		—		—		—		—		—		83,610
Loans at amortized cost		14,478,537		484,087		795,285		178,628		1,205,297		991,445		18,133,279
Financial assets measured at fair value through other comprehensive income		4,643,921		21,267		71,078		—		282,390		39,186		5,057,842
Financial assets at amortized cost		2,380,000		—		304,484		—		97,845		101,958		2,884,287
Other financial assets		1,619,738		230,542		313,363		18,237		186,607		195,691		2,564,178

	~~W~~	32,306,916	~~W~~	1,156,233	~~W~~	2,497,907	~~W~~	349,197	~~W~~	2,992,825	~~W~~	2,366,114	~~W~~	41,669,192

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	2,754,602	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,754,602
Derivatives held for trading		351,394		39,050		36,018		—		7,806		67,809		502,077
Derivatives held for hedging		35,538		—		—		—		—		—		35,538
Deposits		12,266,565		766,720		791,638		45,892		1,477,097		560,939		15,908,851
Debts		9,399,828		125,096		419,155		408,918		15,092		247,943		10,616,032
Debentures		5,007,285		—		—		—		—		338,225		5,345,510
Other financial liabilities		2,556,502		60,029		101,289		22,531		190,841		254,876		3,186,068

	~~W~~	32,371,714	~~W~~	990,895	~~W~~	1,348,100	~~W~~	477,341	~~W~~	1,690,836	~~W~~	1,469,792	~~W~~	38,348,678

Off-balance sheet items	~~W~~	18,702,327	~~W~~	32,694	~~W~~	176,756	~~W~~	—	~~W~~	252,369	~~W~~	257,881	~~W~~	19,422,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	December 31, 2018
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	1,950,546	~~W~~	417,682	~~W~~	594,103	~~W~~	120,795	~~W~~	1,145,607	~~W~~	679,759	~~W~~	4,908,492
Financial assets at fair value through profit or loss		6,025,782		87,764		432,047		18,481		8,585		73,759		6,646,418
Derivatives held for trading		163,064		2,947		31,370		308		4,643		18,349		220,681
Derivatives held for hedging		32,996		—		—		—		—		—		32,996
Loans at amortized cost		12,372,434		354,111		807,019		45,335		990,705		515,051		15,084,655
Financial assets measured at fair value through other comprehensive income		3,925,922		36,538		32,842		—		125,571		4,261		4,125,134
Financial assets at amortized cost		2,257,057		—		287,732		—		38,802		27,554		2,611,145
Other financial assets		1,528,235		300,116		24,511		28,080		275,578		234,086		2,390,606

	~~W~~	28,256,036	~~W~~	1,199,158	~~W~~	2,209,624	~~W~~	212,999	~~W~~	2,589,491	~~W~~	1,552,819	~~W~~	36,020,127

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	2,319,369	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,319,369
Derivatives held for trading		313,303		39,311		143,836		90		4,062		168,339		668,941
Derivatives held for hedging		88,367		—		—		—		—		—		88,367
Deposits		9,294,189		629,083		592,495		48,418		1,267,102		468,615		12,299,902
Debts		9,427,662		90,778		286,123		220,150		11,393		65,412		10,101,518
Debentures		4,405,842		—		31,979		—		—		266,935		4,704,756
Other financial liabilities		959,797		105,798		136,053		3,659		284,498		159,649		1,649,454

		26,808,529		864,970		1,190,486		272,317		1,567,055		1,128,950		31,832,307

Off-balance sheet items	~~W~~	15,211,436	~~W~~	32,619	~~W~~	1,262	~~W~~	—	~~W~~	270,018	~~W~~	228,238	~~W~~	15,743,573

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6 Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011 and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 8.0%(2018: 7.125%), a minimum Tier 1 ratio of :9.5%(2018: 8.625%) and a minimum Total Regulatory Capital of 11.5%(2018:10.625%) as of December 31, 2019.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than five years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors internal capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated internal capital. The Risk Management Department of the Group monitors the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Equity Capital:	~~W~~	36,995,181	~~W~~	34,476,172
Tier 1 Capital		35,426,114		32,993,826
Common Equity Tier 1 Capital		34,709,873		32,993,826
Additional Tier 1 Capital		716,241		—
Tier 2 Capital		1,569,067		1,482,346
Risk-weighted assets:		255,549,020		236,099,017
Equity Capital (%):		14.48		14.60
Tier 1 Capital (%)		13.86		13.97
Common Equity Tier 1 Capital (%)		13.58		13.97

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHO(small office home office)s.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Financial information by business segment as of and for the year ended December 31, 2019, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	2,375,800	~~W~~	2,979,503	~~W~~	1,591,323	~~W~~	6,946,626	~~W~~	1,113,200	~~W~~	1,185,600	~~W~~	1,470,910	~~W~~	107,404	~~W~~	608,111	~~W~~	—	~~W~~	11,431,851
Intra-segment operating revenues(expenses)		204,476		—		167,966		372,442		(18,795)		(54,160)		(209,874)		(22,742)		124,857		(191,728)		—

	~~W~~	2,580,276	~~W~~	2,979,503	~~W~~	1,759,289	~~W~~	7,319,068	~~W~~	1,094,405	~~W~~	1,131,440	~~W~~	1,261,036	~~W~~	84,662	~~W~~	732,968	~~W~~	(191,728)	~~W~~	11,431,851

Net interest income		2,844,880		3,148,061		370,846		6,363,787		529,888		616,378		1,230,288		159,248		296,512		686		9,196,787
Interest income		4,642,555		4,872,937		1,264,456		10,779,948		852,153		617,617		1,581,178		159,463		687,823		(38,995)		14,639,187
Interest expense		(1,797,675)		(1,724,876)		(893,610)		(4,416,161)		(322,265)		(1,239)		(350,890)		(215)		(391,311)		39,681		(5,442,400)
Net fee and commission income (expenses)		349,393		471,869		312,034		1,133,296		580,435		(152,597)		261,829		(16,792)		541,343		7,490		2,355,004
Fee and commission income		459,879		577,845		445,638		1,483,362		683,600		11,095		1,406,273		239		617,622		(322,944)		3,879,247
Fee and commission expense		(110,486)		(105,976)		(133,604)		(350,066)		(103,165)		(163,692)		(1,144,444)		(17,031)		(76,279)		330,434		(1,524,243)
Net insurance income (expenses)		—		—		—		—		—		415,112		15,748		(122,295)		—		(9,053)		299,512
Insurance income		—		—		—		—		—		11,375,543		28,874		942,662		—		(29,897)		12,317,182
Insurance expenses		—		—		—		—		—		(10,960,431)		(13,126)		(1,064,957)		—		20,844		(12,017,670)
Net gains (losses) on financial instruments at fair value through profit or loss		(2,526)		—		425,150		422,624		(103,815)		265,187		371		66,773		137,680		(144,948)		643,872
Net other operating income (expense)		(611,471)		(640,427)		651,259		(600,639)		87,897		(12,640)		(247,200)		(2,272)		(242,567)		(45,903)		(1,063,324)
General and administrative expenses		(1,241,721)		(1,982,375)		(663,323)		(3,887,419)		(757,276)		(843,800)		(441,921)		(66,514)		(373,919)		99,832		(6,271,017)
Operating profit before Provision for credit losses		1,338,555		997,128		1,095,966		3,431,649		337,129		287,640		819,115		18,148		359,049		(91,896)		5,160,834
Provision (reversal) for credit losses		125,919		(235,995)		6,546		(103,530)		(14,366)		12,959		(439,765)		3,084		(128,331)		(236)		(670,185)
Net operating income		1,464,474		761,133		1,102,512		3,328,119		322,763		300,599		379,350		21,232		230,718		(92,132)		4,490,649
Share of profit of associates and joint ventures		—		—		29,240		29,240		(103)		(21)		1,106		—		7,201		(20,972)		16,451
Net other non-operating income (expense)		(262)		—		(38,625)		(38,887)		30,518		26,490		3,362		(30)		34,644		(29,211)		26,886
Segment profits before income tax		1,464,212		761,133		1,093,127		3,318,472		353,178		327,068		383,818		21,202		272,563		(142,315)		4,533,986
Income tax expense		(404,426)		(209,311)		(265,656)		(879,393)		(95,271)		(92,381)		(67,262)		(5,238)		(90,366)		9,124		(1,220,787)
Profit for the year		1,059,786		551,822		827,471		2,439,079		257,907		234,687		316,556		15,964		182,197		(133,191)		3,313,199
Profit attributable to shareholders of the Parent Company		1,059,786		551,822		827,471		2,439,079		257,893		234,326		316,545		15,964		179,783		(131,762)		3,311,828
Profit attributable to non-controlling interests		—		—		—		—		14		361		11		—		2,414		(1,429)		1,371
Total assets[1]		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities[1]		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Financial information by business segment for the year ended December 31, 2018, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	2,318,812	~~W~~	2,989,240	~~W~~	1,271,117	~~W~~	6,579,169	~~W~~	997,898	~~W~~	1,183,394	~~W~~	1,524,695	~~W~~	113,238	~~W~~	461,293	~~W~~	—	~~W~~	10,859,687
Intra-segment operating revenues(expenses)		94,910		—		179,300		274,210		(17,541)		(20,529)		(219,680)		(26,809)		167,789		(157,440)		—

	~~W~~	2,413,722	~~W~~	2,989,240	~~W~~	1,450,417	~~W~~	6,853,379	~~W~~	980,357	~~W~~	1,162,865	~~W~~	1,305,015	~~W~~	86,429	~~W~~	629,082	~~W~~	(157,440)		~~W~~10,859,687

Net interest income		2,753,928		2,960,598		386,196		6,100,722		542,206		616,173		1,168,284		185,094		291,415		1,034		8,904,928
Interest income		4,267,675		4,547,615		1,204,598		10,019,888		819,462		616,483		1,474,376		185,109		644,975		(25,724)		13,734,569
Interest expense		(1,513,747)		(1,587,017)		(818,402)		(3,919,166)		(277,256)		(310)		(306,092)		(15)		(353,560)		26,758		(4,829,641)
Net fee and commission income (expenses)		287,978		490,447		344,323		1,122,748		625,729		(147,041)		264,651		(13,163)		385,930		4,522		2,243,376
Fee and commission income		381,481		583,213		458,097		1,422,791		734,287		3,238		683,198		214		443,455		(312,701)		2,974,482
Fee and commission expense		(93,503)		(92,766)		(113,774)		(300,043)		(108,558)		(150,279)		(418,547)		(13,377)		(57,525)		317,223		(731,106)
Net insurance income (expenses)		—		—		—		—		—		611,277		18,386		(139,400)		1		(148)		490,116
Insurance income		—		—		—		—		—		10,847,323		32,271		1,132,155		—		(36,679)		11,975,070
Insurance expenses		—		—		—		—		—		(10,236,046)		(13,885)		(1,271,555)		1		36,531		(11,484,954)
Net gains (losses) on financial instruments at fair value through profit or loss		13,933		—		312,462		326,395		(222,014)		180,808		3,866		62,779		89,059		(89,590)		351,303
Net other operating income (expense)		(642,117)		(461,805)		407,436		(696,486)		34,436		(98,352)		(150,172)		(8,881)		(137,323)		(73,258)		(1,130,036)
General and administrative expenses		(1,091,556)		(1,970,409)		(705,030)		(3,766,995)		(735,227)		(789,443)		(404,927)		(63,406)		(308,559)		150,045		(5,918,512)
Operating profit before Provision for credit losses		1,322,166		1,018,831		745,387		3,086,384		245,130		373,422		900,088		23,023		320,523		(7,395)		4,941,175
Provision (reversal) for credit losses		77,224		(179,229)		8,089		(93,916)		(9,993)		(14,392)		(431,032)		(464)		(124,215)		318		(673,694)
Net operating income		1,399,390		839,602		753,476		2,992,468		235,137		359,030		469,056		22,559		196,308		(7,077)		4,267,481
Share of profit of associates and joint ventures		—		—		49,698		49,698		175		(16)		202		—		3,104		(28,903)		24,260
Net other non-operating income (expense)		(65)		—		44,237		44,172		13,770		8,085		(33,062)		(1,402)		16,465		(38,237)		9,791
Segment profits before income tax		1,399,325		839,602		847,411		3,086,338		249,082		367,099		436,196		21,157		215,877		(74,217)		4,301,532
Income tax expense		(386,764)		(230,891)		(209,485)		(827,140)		(70,222)		(104,667)		(149,623)		(6,332)		(88,372)		6,770		(1,239,586)
Profit for the year		1,012,561		608,711		637,926		2,259,198		178,860		262,432		286,573		14,825		127,505		(67,447)		3,061,946
Profit attributable to shareholders of the Parent Company		1,012,561		608,711		637,926		2,259,198		178,850		262,267		286,599		14,825		126,021		(66,569)		3,061,191
Profit attributable to non-controlling interests		—		—		—		—		10		165		(26)		—		1,484		(878)		755
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019		2018
Banking service	~~W~~	6,946,626	~~W~~	6,579,169
Securities service		1,113,200		997,898
Non-life Insurance service		1,185,600		1,183,394
Credit card service		1,470,910		1,524,695
Life insurance service		107,404		113,238
Other service		608,111		461,293

	~~W~~	11,431,851	~~W~~	10,859,687

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2019 and 2018, and major non-current assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019				2018
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	11,142,264	~~W~~	9,515,220	~~W~~	10,666,586	~~W~~	8,114,196
United States		72,945		386,724		46,391		370,252
New Zealand		6,946		3,516		6,213		72
China		109,574		15,119		94,996		5,454
Cambodia		19,534		7,162		11,062		3,733
United Kingdom		10,037		85,634		8,119		537
Others		70,551		551,039		26,320		584,466
Intra-group adjustment		—		68,764		—		69,011

	~~W~~	11,431,851	~~W~~	10,633,178	~~W~~	10,859,687	~~W~~	9,147,721

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,837,878	~~W~~	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans at amortized cost		339,684,059		340,836,884
Securities at amortized cost		25,346,555		26,570,494
Financial assets measured at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Others		9,147,059		9,147,059

	~~W~~	498,191,361	~~W~~	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Debts		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

	~~W~~	435,352,295	~~W~~	436,421,064

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,274,490	~~W~~	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Securities at amortized cost		23,661,522		24,159,137
Others		8,133,556		8,133,556

	~~W~~	462,288,552	~~W~~	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

	~~W~~	401,110,393	~~W~~	402,284,954

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	11,177,716	~~W~~	31,476,070	~~W~~	10,895,300	~~W~~	53,549,086
Due from financial institutions		—		165,242		51,125		216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805
Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075
Financial assets measured at fair value through other comprehensive income		15,188,993		29,764,660		1,482,398		46,436,051
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

	~~W~~	26,439,692	~~W~~	63,821,636	~~W~~	12,914,482	~~W~~	103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

	~~W~~	2,821,453	~~W~~	4,105,191	~~W~~	11,448,850	~~W~~	18,375,494

(*)

Valuation target amount of the KB Securities Co., Ltd.’s over-the-counter (OTC) derivatives consist of ~~W~~ 2,459,478 million of financial assets at fair value through profit or loss-debt instruments, ~~W~~ 11,222,032 million of financial liabilities at fair value through profit or loss, ~~W~~ 536,714 of derivative financial assets and ~~W~~ 226,333 of derivative financial liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	12,128,933	~~W~~	31,132,108	~~W~~	7,726,806	~~W~~	50,987,847
Due from financial institutions		—		332,976		48,743		381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808
Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430
Financial assets measured at fair value through other comprehensive income		10,514,315		26,156,539		1,332,718		38,003,572
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

	~~W~~	22,710,684	~~W~~	59,136,110	~~W~~	9,170,587	~~W~~	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

	~~W~~	3,303,210	~~W~~	3,640,319	~~W~~	11,284,577	~~W~~	18,228,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	31,476,070
Due from financial institutions		165,242	DCF Model, One factor Hull-White Model,	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Correlation coefficient, Discount rate, Volatility and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,398,831	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Correlation coefficient, Interest rate, PD, Credit Spread. Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income		29,764,660
Debt securities		29,320,282	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility, and others
Loans		375,098	DCF Model, Option Model	Discount rate, Underlying asset Index, Volatility, and others

	~~W~~	63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,482,302	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, interest rate, Discount rate, Dividend rate, Volatility and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Sholes Model, Hull and White Model, Option Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend rate, PD, Credit Spread, and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~4,105,191

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)
	2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	31,132,108
Due from financial institutions		332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others
Loans		740,973	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income		26,156,539
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate

	~~W~~59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset, Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~3,640,319

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,015,104	~~W~~	13,812,640	~~W~~	4,007,491	~~W~~	20,835,235
Loans at amortized cost		—		372,988		340,463,896		340,836,884
Securities at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets[2]		—		—		9,147,059		9,147,059

	~~W~~	12,602,874	~~W~~	31,165,284	~~W~~	353,621,514	~~W~~	397,389,672

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	142,021,800	~~W~~	164,026,491	~~W~~	306,048,291
Debts[3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities[2]		—		—		22,629,587		22,629,587

	~~W~~	—	~~W~~	190,461,055	~~W~~	227,584,515	~~W~~	418,045,570

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.
[3]	Debts of ~~W~~ 4,685 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.

(In millions of Korean won)	2018
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,338,863	~~W~~	14,632,352	~~W~~	2,300,046	~~W~~	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

	~~W~~	11,968,571	~~W~~	30,655,554	~~W~~	329,943,673	~~W~~	372,567,798

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	127,265,703	~~W~~	150,157,491	~~W~~	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

	~~W~~	—	~~W~~	177,060,799	~~W~~	206,996,049	~~W~~	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~ 8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ~~W~~ 38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ~~W~~ 19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	372,988	DCF Model	Discount rate
Securities at amortized cost		16,979,656	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

(In millions of Korean won)	2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	493,773	DCF Model	Discount rate
Securities at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,007,491	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,068	DCF Model	Interest rates

	~~W~~	344,474,455

Financial liabilities
Deposits	~~W~~	164,026,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		36,339,681	DCF Model	Other spread, Interest rates
Debentures		4,588,756	DCF Model	Other spread, Interest rates

	~~W~~	204,954,928

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

	~~W~~	321,810,117

Financial liabilities
Deposits	~~W~~	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates
Other Financial liabilities		583,633	DCF Model	Other spread, Interest rates

	~~W~~	187,745,797

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for year ended December 31, 2019 and 2018, are as follows:

	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—
Total gains or losses
- Profit or loss		1,207		(66,208)		10,412		—		(1,285,157)		851,453		—
- Other comprehensive income		1,175		111,826		—		55,993		(25,538)		—		—
Purchases		—		4,544,254		154,005		95,359		—		—		—
Sales		—		(2,139,174)		(189,487)		(1,672)		—		(163,856)		—
Issues		—		—		—		—		(12,416,402)		(59,202)		—
Settlements		—		—		—		—		13,378,448		(1,316)		—
Transfers into Level 3[1]		—		851,457		—		—		—		(16,982)		—
Transfers out of Level 3[1]		—		(110,973)		—		—		—		—		—

Ending	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	(11,222,032)	~~W~~	309,966	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning[2]	~~W~~	48,243	~~W~~	6,106,716	~~W~~	133,309	~~W~~	1,187,217	~~W~~	(8,687,892)	~~W~~	96,354	~~W~~	705
Total gains or losses
- Profit or loss		537		178,569		4,367		—		27,583		(247,194)		(116)
- Other comprehensive income		(37)		60,624		—		142,415		(8,597)		—		—
Purchases		—		3,011,701		184,655		83,566		—		7,706		—
Sales		—		(1,855,118)		(109,128)		(80,480)		—		(90,270)		—
Issues		—		—		—		—		(11,090,504)		(76,519)		—
Settlements		—		—		—		—		8,886,027		12,803		(589)
Transfers into Level 3[1]		—		2,103		—		—		—		(3,011)		—
Transfers out of Level 3[1]		—		(39,735)		—		—		—		—		—

Ending	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Restated based on Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Net income (loss) from financial investments at fair value through profit or loss		Other operating loss		Net interest income
Total gains or losses included in profit or loss for the year	~~W~~	(489,703)	~~W~~	1,388	~~W~~	22
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(37,668)		1,331		—

(In millions of Korean won)	2018
	Net income (loss) from financial investments at fair value through profit or loss		Other operating loss		Net interest income
Total gains or losses included in profit or loss for the year	~~W~~	(36,466)	~~W~~	(405)	~~W~~	617
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		144,674		(289)		43

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	51,125	Option Model	Volatility of the underlying asset	11.43~34.39	The higher the volatility, the higher the fair value fluctuation
				Correlation	-4.84	The higher the correlation, the higher the fair value fluctuation
Debt securities		10,132,766	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Volatility of underlying assets	1.00~48.00	The higher the volatility, the higher the fair value change
				Discount rate	0.75~17.37	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	3.11~95.67	The higher the correlation coefficient, the higher the fair value change.
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
Equity securities		523,276	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	2.00~22.00	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value

				Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans		188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91~48.28	The higher the volatility, the higher the fair value fluctuation
				Discount rate	10.81	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Derivatives held for trading

Stock and index		416,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	9.75~52.00	The higher the volatility, the higher the fair value fluctuation

				Correlation between underlying asset	4.00~77.00	The higher the correlation, the higher the fair value fluctuation

Currency, interest rate and others		120,298	DCF Model, Hull-White Model	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation

				Correlation between underlying asset	-49.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation

Financial assets measured at fair value through other comprehensive income

Equity securities		1,482,398	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value

				Discount rate	3.04~16.37	The lower the discount rate, the higher the fair value

				Volatility	20.97~34.87	The higher the volatility, the higher the fair value fluctuation

	~~W~~	12,914,482

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	11,222,032	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Stock and index		54,341	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	12.00~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	9.00~77.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Others		172,477	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.94~2.00	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	19.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	11,448,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	48,743	Option Model	Volatility of the underlying asset	11.25~31.28	The higher the volatility, the higher the fair value fluctuation
				Correlation	8.79	The higher the correlation, the higher the fair value fluctuation
Debt securities		7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
				Volatility of the underlying asset	11.25~41.00	The higher the sale price, the higher the fair value
				Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
				Discount rate	1.19~11.30	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	18.16~88.46	The higher the absolute value of correlation, the higher the fair value fluctuation
Equity securities		371,545	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	1.19~21.96	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
				Volatility	11.25~39.94	The higher the volatility, the higher the fair value fluctuation
				Correlation	77.62~79.78	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40	The higher the recovery rate, the higher the fair value
Loans		213,203	Tree Model	Volatility of the stock price	13.11~49.28	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00~50.00	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

				Correlation between underlying asset	8.74~68.77	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
				Volatility	1.00~36.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-46.89~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	7.05~16.30	The lower the discount rate, the higher the fair value
				Volatility	17.62~25.14	The higher the volatility, the higher the fair value fluctuation

	~~W~~	9,170,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27~70.17	The higher the absolute value of correlation, the higher the fair value fluctuation
Others		170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.19~2.26	The higher the discount rate, the lower the fair value
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	11,284,577

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities, equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	3	~~W~~	(3)	~~W~~	2	~~W~~	(2)
Debt securities [4]		30,771		(27,062)		2,341		(2,276)
Equity securities [3]		24,456		(10,251)		1,110		(824)
Loans		6,362		(4,344)		—		—
Derivatives held for trading[2]		25,830		(29,317)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		214,268		(110,687)

	~~W~~	87,422	~~W~~	(70,977)	~~W~~	217,721	~~W~~	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	49,730	~~W~~	(44,136)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		14,638		(13,572)		—		—

	~~W~~	64,368	~~W~~	(57,708)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate.
[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

(In millions of Korean won)	2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	4	~~W~~	(2)	~~W~~	32	~~W~~	(47)
Debt securities [4]		20,261		(17,885)		2,183		(2,097)
Equity securities [3]		14,241		(10,162)		848		(656)
Loans		129		(46)		—		—
Derivatives held for trading [2]		27,639		(26,155)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		162,563		(86,094)

	~~W~~	62,274	~~W~~	(54,250)	~~W~~	165,626	~~W~~	(88,894)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	146,135	~~W~~	(157,361)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		112,827		(105,875)		—		—

	~~W~~	258,962	~~W~~	(263,236)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Balance at the beginning of the year	~~W~~	62,155	~~W~~	22,814
New transactions and others		168,225		131,504
Changes during the year		(184,613)		(92,163)

Balance at the end of the year	~~W~~	45,767	~~W~~	62,155

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The measurement methodology by categories of financial instruments is addressed at Note 3.

The carrying amounts of financial assets and liabilities by category as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,837,878	~~W~~	—	~~W~~	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

	~~W~~	56,557,684	~~W~~	43,931,946	~~W~~	2,504,105	~~W~~	395,015,551	~~W~~	182,075	~~W~~	498,191,361

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)
	2019
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	12,704,826	~~W~~	—	~~W~~	—	~~W~~	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Debts		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

	~~W~~	5,506,277	~~W~~	12,704,826	~~W~~	416,976,801	~~W~~	164,391	~~W~~	435,352,295

(In millions of Korean won)
	2018
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,274,490	~~W~~	—	~~W~~	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

	~~W~~	52,903,379	~~W~~	35,633,456	~~W~~	2,370,116	~~W~~	371,271,171	~~W~~	110,430	~~W~~	462,288,552

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)
	2018
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	12,503,039	~~W~~	—	~~W~~	—	~~W~~	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

	~~W~~	5,548,814	~~W~~	12,503,039	~~W~~	382,882,287	~~W~~	176,253	~~W~~	401,110,393

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs (special purpose entity), while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in the statement of financial position		Fair value of continuing involvement
Discovery ABS Second Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss	~~W~~	5,596	~~W~~	5,596
FK1411 Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		5,428		5,428
AP 3B ABS Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		3,205		3,205
AP 4D ABS Ltd.[1]	Subordinated debt	Financial assets at fair value through profit or loss		6,175		6,175

			~~W~~	20,404	~~W~~	20,404

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in the statement of financial position		Fair value of continuing involvement
Discovery ABS Second Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss	~~W~~	6,205	~~W~~	6,205
FK1411 Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		8,883		8,883
AP 3B ABS Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		5,512		5,512
AP 4D ABS Ltd.[1]	Subordinated debt	Financial assets at fair value through profit or loss		13,494		13,494

			~~W~~	34,094	~~W~~	34,094

[1]

Other than above, additionally recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~13,731 million as at December 31, 2018.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2019, are as follows:

(In millions of Korean won)	2019
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card Third Securitization Co., Ltd.[1]	~~W~~	601,659	~~W~~	592,358	~~W~~	351,207	~~W~~	342,204
KB Kookmin Card Fourth Securitization Co., Ltd. [1]		560,903		552,216		347,387		340,820
KB Kookmin Card Fifth Securitization Co., Ltd. [1]		542,861		534,630		299,795		304,835
KB Kookmin Card Sixth Securitization Co., Ltd. [1]		795,884		784,080		461,909		469,600

	~~W~~	2,501,307	~~W~~	2,463,284	~~W~~	1,460,298	~~W~~	1,457,459

[1]

The Group has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio (minimum rate: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts accounts and deposits in addition to the previously entrusted card accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group transferred held in the previous year the beneficiary certificates to Yuanta Securities at ~~W~~74,853 million and entered into a total return swap contract. If the fair value of the transferred asset changes, the risk is attributed to the company in accordance with the contract.

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements[1]	~~W~~	9,292,858	~~W~~	8,884,847
Loaned securities
Government bond		2,259,096		—
Stock		25,725		—

	~~W~~	11,577,679	~~W~~	8,884,847

(In millions of Korean won)	2018
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements[1]	~~W~~	9,176,947	~~W~~	8,784,896
Loaned securities
Government bond		1,160,362		—
Stock		58,171		—

	~~W~~	10,395,480	~~W~~	8,784,896

[1]	The bond sold under repurchase agreements amounts to ~~W~~4,126,274 million and ~~W~~3,162,000 million as of December 31, 2019 and 2018, respectively.

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2019 and 2018, are as follows:

	2019
							Non-offsetting amount
	Gross assets		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	3,043,757	~~W~~	—	~~W~~	3,043,757	~~W~~	(2,122,160)	~~W~~	(288,040)	~~W~~	815,632
Derivatives held for hedging		182,075		—		182,075
Payable spot exchange		3,051,390		—		3,051,390		(3,050,116)		—		1,274
Repurchase agreements		6,507,646		—		6,507,646		(6,507,046)		—		600
Domestic exchange settlement credits		31,344,009		(30,794,160)		549,849		—		—		549,849
Other financial instruments		1,043,320		(1,022,977)		20,343		(2,492)		—		17,851

	~~W~~	45,172,197	~~W~~	(31,817,137)	~~W~~	13,355,060	~~W~~	(11,681,814)	~~W~~	(288,040)	~~W~~	1,385,206

	2018
							Non-offsetting amount
	Gross assets		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	1,893,335	~~W~~	—	~~W~~	1,893,335	~~W~~	(1,511,752)	~~W~~	(5,101)	~~W~~	486,912
Derivatives held for hedging		110,430		—		110,430
Payable spot exchange		2,222,164		—		2,222,164		(2,213,967)		—		8,197
Repurchase agreements		3,411,700		—		3,411,700		(3,332,700)		—		79,000
Domestic exchange settlement credits		27,723,990		(26,992,637)		731,353		—		—		731,353
Other financial instruments		1,157,569		(1,103,015)		54,554		(3,932)		—		50,622

	~~W~~	36,519,188	~~W~~	(28,095,652)	~~W~~	8,423,536	~~W~~	(7,062,351)	~~W~~	(5,101)	~~W~~	1,356,084

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2019 and 2018, are as follows:

	2019
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	2,936,638	~~W~~	—	~~W~~	2,936,638	~~W~~	(2,182,243)	~~W~~	(92,565)	~~W~~	826,221
Derivatives held for hedging		164,391		—		164,391				—
Payable spot exchange		3,050,982		—		3,050,982		(3,034,679)		—		16,303
Repurchase agreements[1]		13,011,121		—		13,011,121		(13,000,321)		—		10,800
Securities borrowing agreements		2,583,092		—		2,583,092		(2,583,092)		—		—
Domestic exchange settlement credits		32,867,423		(30,794,160)		2,073,263		(2,073,263)		—		—
Other financial instruments		1,156,345		(1,022,977)		133,368		(2,492)		—		130,876

	~~W~~	55,769,992	~~W~~	(31,817,137)	~~W~~	23,952,855	~~W~~	(22,876,090)	~~W~~	(92,565)	~~W~~	984,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	2,557,169	~~W~~	—	~~W~~	2,557,169	~~W~~	(1,965,456)	~~W~~	(47,746)	~~W~~	720,220
Derivatives held for hedging		176,253		—		176,253
Payable spot exchange		2,219,980		—		2,219,980		(2,208,302)		—		11,678
Repurchase agreements[1]		11,946,896		—		11,946,896		(11,862,096)		—		84,800
Securities borrowing agreements		2,745,906		—		2,745,906		(2,745,906)		—		—
Domestic exchange settlement credits		28,672,551		(26,992,637)		1,679,914		(1,679,914)		—		—
Other financial instruments		1,151,697		(1,103,015)		48,682		(3,932)		—		44,750

	~~W~~	49,470,452	~~W~~	(28,095,652)	~~W~~	21,374,800	~~W~~	(20,465,606)	~~W~~	(47,746)	~~W~~	861,448

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	2019		2018
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	~~W~~	8,117,840	~~W~~	8,723,761
	Due from banking institutions	KEB Hana Bank and others	0.00~2.75		4,641,714		3,245,841
	Due from others	Korea Securities Finance Corporation and others	0.00~1.23		654,981		1,132,908

					13,414,535		13,102,510

Due from financial institutions in foreign currencies	Due from banking institutions	Bank of Korea and others	0.00~0.50		2,351,929		1,734,660
	Time deposits	INDUSTRIAL BANK CHANGSHA BR. and others	0.00~7.80		1,053,776		1,001,600
	Due from others	Morgan Stanley Bank International and others	0.00~8.00		1,327,432		1,379,537

					4,733,137		4,115,797

				~~W~~	18,147,672	~~W~~	17,218,307

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Restricted cash from financial institutions as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial Institutions	December 31, 2019		December 31, 2018		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	8,117,840	~~W~~	8,723,761	Bank of Korea Act
	Due from banking institutions	NH Investment Securities and others		3,027,963		1,348,099	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		555,294		655,194	Derivatives margin account and others

			~~W~~	11,701,097	~~W~~	10,727,054

Due from financial institutions in foreign currencies	Due from banking institutions	Bank of Korea and others		490,071		375,130	Bank of Korea Act and others
	Time deposits	ICBC NEW YORK and others		31,443		30,538	Bank Act of the State of New York and others
	Due from others	Morgan Stanley Bank International and others		1,150,355		1,214,905	Derivatives margin account and others

				1,671,869		1,620,573

			~~W~~	13,372,966	~~W~~	12,347,627

[1]	Before netting of allowance.

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for loan losses		1,116		1,210		360
Others (change of currency ratio, etc.)		29		(22)		—

Ending	~~W~~	3,164	~~W~~	1,188	~~W~~	360

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,797	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal				—		—
Provision for loan losses		221		—		—
Others (change of currency ratio, etc.)		1		—		—

Ending	~~W~~	2,019	~~W~~	—	~~W~~	—

[1]	Restated based on Korean IFRS 1109.

8. Assets Pledged as Collateral

Details of assets pledged as collateral as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	3,752,497	Borrowings from Bank and others
Financial assets measured at fair value through profit or loss	Korea Securities Depository and others		7,561,287	Repurchase agreements
	Korea Securities Depository and others		7,745,154	Securities borrowing transactions
	Samsung Futures Inc. and others		1,090,495	Derivatives transactions

			16,396,936

Financial assets measured at fair value through other comprehensive income	Korea Securities Depository and others		1,139,852	Repurchase agreements
	Korea Securities Depository and others		1,168,515	Securities borrowing transactions
	Bank of Korea		1,212,021	Borrowings from Bank of Korea
	Bank of Korea		653,825	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		167,600	Derivatives transactions

			4,341,813

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Securities at amortized cost	Korea Securities Depository and others		581,268	Repurchase agreements
	Bank of Korea		1,767,559	Borrowings from Bank of Korea
	Bank of Korea		3,077,151	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		247,301	Derivatives transactions
	Others		494,785	Others

			6,168,064

Mortgage loans	Others		6,487,022	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		1,665,368	Borrowings from bank and others

		~~W~~	38,811,700

(In millions of Korean won)		2018
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	1,884,068	Borrowings from Bank and others
Financial assets measured at fair value through profit or loss	Korea Securities Depository and others		7,676,111	Repurchase agreements
	Korea Securities Depository and others		9,303,600	Securities borrowing transactions
	Samsung Futures Inc. and others		1,503,088	Derivatives transactions
			18,482,799

Financial assets measured at fair value through other comprehensive income	Korea Securities Depository and others		1,258,694	Repurchase agreements
	Korea Securities Depository and others		1,001,259	Securities borrowing transactions
	Bank of Korea		49,948	Borrowings from Bank of Korea
	Bank of Korea		479,784	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		395,221	Derivatives transactions

			3,184,906

Securities at amortized cost	Korea Securities Depository and others		276,688	Repurchase agreements

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Bank of Korea		1,911,160	Borrowings from Bank of Korea
	Bank of Korea		1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		162,184	Derivatives transactions
	Others		350,292	Others

			4,174,853

Mortgage loans	Others		4,060,863	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		801,944	Borrowings from bank and others

		~~W~~	32,589,433

The Group provides ~~W~~7,320,220 million and ~~W~~6,472,993 million of its borrowing securities and securities held as collateral with Korea Securities Finance Corporation and others as of December 31, 2019 and 2018.

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	6,726,632	~~W~~	—	~~W~~	6,726,632

(In millions of Korean won)

	2018
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,547,179	~~W~~	—	~~W~~	3,547,179

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019						2018
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	206	~~W~~	84,126	~~W~~	570,000	~~W~~	—	~~W~~	55,056
Futures[1]		2,951,770		698		235		4,269,407		1,124		3,852
Swaps		270,091,778		512,145		557,511		219,558,592		421,591		471,915
Options		17,521,156		267,697		379,262		16,937,362		159,218		276,392

		291,134,704		780,746		1,021,134		241,335,361		581,933		807,215

Currency
Forwards		87,373,417		942,632		750,380		74,189,998		622,745		548,127
Futures[1]		107,793		—		349		602,805		37		240
Swaps		46,501,399		606,464		610,275		36,073,995		470,499		452,390
Options		2,789,562		5,438		14,346		2,449,469		6,071		13,602

		136,772,171		1,554,534		1,375,350		113,316,267		1,099,352		1,014,359

Stock and index
Futures[1]		1,646,785		22,451		20,704		1,155,861		4,902		10,820
Swaps		6,773,467		448,803		86,100		8,190,648		82,803		321,135
Options		5,559,865		99,013		176,141		5,442,775		70,740		464,226

		13,980,117		570,267		282,945		14,789,284		158,445		796,181

Credit
Swaps		4,433,960		19,178		13,659		4,300,208		32,711		25,047

		4,433,960		19,178		13,659		4,300,208		32,711		25,047

Commodity
Futures[1]		3,281		68		3		5,807		150		128
Swaps		105,658		2,948		474		140,382		2,202		3,199

		108,939		3,016		477		146,189		2,352		3,327

Other		3,160,013		80,857		149,385		2,361,827		40,739		78,865

	~~W~~	449,589,904	~~W~~	3,008,598	~~W~~	2,842,950	~~W~~	376,249,136	~~W~~	1,915,532	~~W~~	2,724,994

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Average price or rate of the nominal cash flow for each type of hedge accounting as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The nominal of the hedging instrument	2,649,272	1,807,950	897,562	309,882	466,053	1,414,570	7,545,289
Average rate (%)	2.29	2.70	2.29	3.16	2.50	3.92	2.91
Average price (USD/KRW)	1,149.90	1,138.82	1,094.35	—	—	—	1,146.84
Average price (EUR/KRW)	1,319.66	1,346.38	—	—	—	—	1,327.68
Average price (AUD/KRW)	803.71	—	—	—	—	—	803.71
Cash flow hedge
The nominal of the hedging instrument	2,450,918	1,199,124	1,764,991	529,202	120,000	150,000	6,214,235
Average rate (%)	2.64	2.56	2.66	2.79	2.00	1.67	2.59
Average price (USD/KRW)	1,129.58	1,111.66	1,153.15	1,095.73	—	—	1,132.99
Average price (EUR/KRW)	1,305.22	1,306.76	1,312.75	—	—	—	1,306.91
Average price (AUD/KRW)	—	837	—	—	—	—	837
Average price (SGD/KRW)	815.80	831.49	—	—	—	—	823.54
Hedge of net investments in a foreign operations
The nominal of the hedging instrument	248,233	—	27,336	—	—	—	275,569
Average price (USD/KRW)	1,151.49	—	—	—	—	—	1,151.49
Average price (GBP/KRW)	—	—	1,465.26	—	—	—	1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The nominal of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average rate (%)	2.21	2.26	2.65	2.23	3.25	3.66	2.80
Average price (USD/KRW)	1,094.95	—	1,063.84	—	—	—	1,094.53
Average price (EUR/KRW)	1,319.66	1,331.65	—	—	—	—	1,322.81
Cash flow hedge
The nominal of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average rate (%)	2.70	2.94	2.36	2.70	2.79	2.53	2.73
Average price (USD/KRW)	1,103.25	1,129.90	1,110.49	1,087.84	1,095.73	—	1,111.63
Average price (EUR/KRW)	—	1,305.59	1,306.76	1,312.75	—	—	1,306.99
Average price (AUD/KRW)	—	—	837.00	—	—	—	837.00
Average price (SGD/KRW)	—	815.80	831.49	—	—	—	823.54
Hedge of net investments in a foreign operations
The nominal of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average price (USD/KRW)	1,120.33	—	—	—	—	—	1,120.33
Average price (EUR/KRW)	1,348.19	1,295.40	—	—	—	—	1,335.88

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	549,526	~~W~~	—	~~W~~	5,485	~~W~~	—	~~W~~	5,502
	Debt securities in foreign currencies		1,670,838		—		19,243		—		25,540
	Deposits in foreign currencies		—		780,491		—		(18,391)		(62,439)
	Debts in KRW		—		351,070		—		21,070		(1,818)
	Debts in foreign currencies		—		2,067,556		—		41,406		(65,480)

			2,220,364		3,199,117		24,728		44,085		(98,695)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		61,133

			2,339,239		—		24,181		—		61,133

		~~W~~	4,559,603	~~W~~	3,199,117	~~W~~	48,909	~~W~~	44,085	~~W~~	(37,562)

(In millions of Korean won)		2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	465,213	~~W~~	—	~~W~~	1,214	~~W~~	—	~~W~~	6,001
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(1,233)
	Deposits in foreign currencies		—		805,215		—		(89,265)		38,232
	Debts in KRW		—		349,252		—		19,252		(2,308)
	Debts in foreign currencies		—		1,429,457		—		(24,073)		(1,868)

			1,167,940		2,583,924		(8,576)		(94,086)		38,824

Currency	Debt securities in foreign currencies		1,845,253		—		(75,255)		—		86,209

			1,845,253		—		(75,255)		—		86,209

		~~W~~	3,013,193	~~W~~	2,583,924	~~W~~	(83,831)	~~W~~	(94,086)	~~W~~	125,033

Details of derivative instruments designated as fair value hedge as of December 31, 2019 and 2018, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2019
	National amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	5,326,500	~~W~~	129,085	~~W~~	29,676	~~W~~	101,448
Currency
Forwards		2,218,789		22,503		27,862		(74,372)

	~~W~~	7,545,289	~~W~~	151,588	~~W~~	57,538	~~W~~	27,076

(In millions of Korean won)	2018
	Notional amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,845,555	~~W~~	58,933	~~W~~	88,017	~~W~~	(37,638)
Currency
Forwards		1,697,718		5,923		32,565		(106,903)

	~~W~~	5,543,273	~~W~~	64,856	~~W~~	120,582	~~W~~	(144,541)

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2019		2018
From hedge accounting
Interest rate	~~W~~	2,753	~~W~~	1,186
Currency rate		(13,239)		(20,694)

	~~W~~	(10,486)	~~W~~	(19,508)

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	34,070	~~W~~	(160,416)
Gains (losses) on the hedged items attributable to the hedged risk		(44,655)		135,556

	~~W~~	(10,585)	~~W~~	(24,860)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Cash Flow Hedge

Details of hedged item in cash flow hedge as of December 31, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	25,671	~~W~~	(15,670)
Foreign currency change risk		42,357		(11,663)

	~~W~~	68,028	~~W~~	(27,333)

(In millions of Korean won)	2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	5,971	~~W~~	4,686
Foreign currency change risk		18,650		1,163

	~~W~~	24,621	~~W~~	5,849

Details of derivative instruments designated as cash flow hedge as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,600,334	~~W~~	3,698	~~W~~	28,484	~~W~~	(25,997)
Currency
Swaps		2,613,901		23,382		73,067		(38,534)

	~~W~~	6,214,235	~~W~~	27,080	~~W~~	101,551	~~W~~	(64,531)

(In millions of Korean won)	2018
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,142,336	~~W~~	17,891	~~W~~	12,766	~~W~~	(6,364)
Currency
Swaps		2,300,452		22,759		40,493		(16,658)

	~~W~~	6,442,788	~~W~~	40,650	~~W~~	53,259	~~W~~	(23,022)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(64,531)	~~W~~	(23,022)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(65,323)		(24,672)

Gains (losses) on ineffectiveness (amount recognized in profit or loss)	~~W~~	792	~~W~~	1,650

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(65,323)	~~W~~	(24,672)
Amount reclassified from equity to profit or loss		21,604		15,234
Tax effect		10,537		400

Amount recognized in other comprehensive income net of tax	~~W~~	(33,182)	~~W~~	(9,038)

Hedge on Net Investments in Foreign Operations

Details of hedged item in hedge on foreign operation net investments hedge as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	13,410	~~W~~	(41,992)

(In millions of Korean won)	2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	25,198	~~W~~	(33,092)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of financial instruments designated as hedging instrument in hedge on net investments in foreign operations as of December 31, 2019 and 2018, is as follows:

	2019
	Nominal amount		Assets		Liabilities		Changes in the fair value[1]
Currency
Forwards	~~W~~	275,569	~~W~~	3,407	~~W~~	5,302	~~W~~	(10,330)
Financial debentures in foreign currencies		97,255		—		97,255		(3,080)

	~~W~~	372,824	~~W~~	3,407	~~W~~	102,557	~~W~~	(13,410)

	2018
	Nominal amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	530,967	~~W~~	4,924	~~W~~	2,412	~~W~~	(21,877)
Financial debentures in foreign currencies		89,448		—		89,109		(3,321)

	~~W~~	620,415	~~W~~	4,924	~~W~~	91,521	~~W~~	(25,198)

The fair value of non-derivative financial instruments designated as hedging instruments as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Financial debentures in foreign currencies	~~W~~	97,737	~~W~~	88,785

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(13,410)	~~W~~	(25,096)
Effective portion of gains (losses) on hedge on net investment in a foreign operation (amount recognized in other comprehensive income)		(13,410)		(25,096)
Ineffective portion of gain on hedge on net investment in a foreign operation (amount recognized in profit or loss)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(13,410)	~~W~~	(25,096)
Amount of other comprehensive income reclassified to profit or loss		1,316		(12,330)
Tax effect		3,194		10,292

Amount recognized in other comprehensive income, net of tax	~~W~~	(8,900)	~~W~~	(27,134)

10. Loans at Amortized Cost

Details of loans as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Loans at amortized cost	~~W~~	341,363,805	~~W~~	321,058,158
Deferred loan origination fees and costs		728,270		753,126
Less: Allowances for loan losses		(2,408,016)		(2,609,681)

Carrying amount	~~W~~	339,684,059	~~W~~	319,201,603

Details of loans for other banks as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Loans at amortized cost	~~W~~	4,011,246	~~W~~	3,484,210
Less: Allowances for loan losses		(432)		(620)

Carrying amount	~~W~~	4,010,814	~~W~~	3,483,590

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	159,232,495	~~W~~	130,383,260	~~W~~	—	~~W~~	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under payment guarantee		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Reverse repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100
Less: Allowances		(711,322)		(956,554)		(739,708)		(2,407,584)

	~~W~~	166,077,800	~~W~~	151,686,743	~~W~~	17,908,702	~~W~~	335,673,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	152,523,852	~~W~~	124,334,950	~~W~~	—	~~W~~	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

	~~W~~	158,435,972	~~W~~	140,638,924	~~W~~	16,643,117	~~W~~	315,718,013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The changes in deferred loan origination fees and costs for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	664,237	~~W~~	387,420	~~W~~	(406,352)	~~W~~	—	~~W~~	645,305
Other origination costs		119,780		56,030		(79,432)		—		96,378

		784,017		443,450		(485,784)		—		741,683
Deferred loan origination fees
Loans in Korean won		9,055		7,238		(7,693)		—		8,600
Other origination fees		21,836		3,415		(20,439)		1		4,813

		30,891		10,653		(28,132)		1		13,413

	~~W~~	753,126	~~W~~	432,797	~~W~~	(457,652)	~~W~~	(1)	~~W~~	728,270

(In millions of Korean won)	2018
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	632,680	~~W~~	417,719	~~W~~	(386,162)	~~W~~	—	~~W~~	664,237
Other origination costs		126,265		77,464		(83,950)		1		119,780

		758,945		495,183		(470,112)		1		784,017
Deferred loan origination fees
Loans in Korean won		11,561		6,832		(9,338)		—		9,055
Other origination fees		27,568		9,927		(15,660)		1		21,836
		39,129		16,759		(24,998)		1		30,891

	~~W~~	719,816	~~W~~	478,424	~~W~~	(445,114)	~~W~~	—	~~W~~	753,126

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected		The financial instruments applying lifetime expected credit losses
	credit losses		Non-impaired		Impaired		credit losses		Non-impaired		Impaired		credit losses		Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		168,460		(167,957)		(503)		59,848		(46,312)		(13,536)		51,542		(50,627)		(915)
Transfer to lifetime expected credit losses		(144,590)		160,509		(15,919)		(53,696)		141,398		(87,702)		(23,537)		24,529		(992)
Impairment		(1,619)		(54,736)		56,355		(2,250)		(36,656)		38,906		(2,388)		(14,377)		16,765
Write-offs		(2)		24		(443,034)		—		2		(239,319)		—		—		(506,255)
Disposal		(486)		(70)		(782)		—		—		(8,909)		—		—		—
Provision (reversal) for loan losses[1,2]		19,152		71,231		424,758		(3,540)		(89,234)		80,216		3,567		16,633		524,652
Others (change of currency ratio, etc.)		25		161		(2,552)		395		2,456		(40,924)		—		—		(9,830)

Ending	~~W~~	278,380	~~W~~	224,905	~~W~~	208,037	~~W~~	215,069	~~W~~	290,310	~~W~~	451,607	~~W~~	209,651	~~W~~	266,183	~~W~~	263,874

[1]

Provision for credit losses in the statement of comprehensive income also include provision (reversal) for due from financial institutions (Note 7.3), and provision (reversal) for securities (Note 12.5), provision for unused commitments and guarantees (Note 23.2), provision (reversal) for financial guarantees contracts (Note 23.3), and provision (reversal) for other financial assets (Note 18.2).

[2]	Included ~~W~~390,041 million of recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	249,226	~~W~~	196,387	~~W~~	186,766	~~W~~	208,354	~~W~~	275,722	~~W~~	865,063	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		106,143		(105,597)		(546)		38,360		(36,402)		(1,958)		45,824		(44,706)		(1,118)
Transfer to lifetime expected credit losses (non-impaired)		(99,242)		115,493		(16,251)		(36,518)		47,001		(10,483)		(23,345)		24,438		(1,093)
Transfer to lifetime expected credit losses (impaired)		(2,107)		(49,241)		51,348		(2,746)		(31,157)		33,903		(2,007)		(11,804)		13,811
Write-offs		—		(2)		(380,698)		—		(6)		(233,314)		—		—		(465,415)
Disposal		(1,707)		(1,795)		(1,661)		(72)		—		(14,172)		—		—		(47)
Provision (reversal) for loan losses[1,3]		(15,533)		60,180		350,578		7,927		62,901		58,515		5,919		61,935		488,975
Business combination		172		—		—		22		—		—		—		—		—
Others (change of currency ratio, etc.)		488		318		178		(1,015)		597		25,321		—		—		(7,845)

Ending	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449

[1]

Provision for credit losses in the statement of comprehensive income also includes provision (reversal) for due from financial institutions (Note 7.3), and provision (reversal) for securities (Note 12.5), provision for unused commitments and guarantees (Note 23.2), provision (reversal) for financial guarantees contracts (Note 23.3), and provision (reversal) for other financial assets (Note 18.2).

[2]	Prepared in accordance with Korean IFRS 1109.
[3]	Included ~~W~~428,890 million of recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are respectively ~~W~~11,264,785 million and ~~W~~12,067,272 million as of December 31, 2019 and 2018.

Changes in the book value of loans at amortized cost for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		54,530,173		(54,412,664)		(117,509)
Transfer to lifetime expected credit losses		(57,514,696)		58,078,679		(563,983)
Transfer to lifetime expected credit losses (impaired)		(564,375)		(1,792,641)		2,357,016
Write-offs		(2)		26		(1,188,608)
Disposal		(889,880)		(18,163)		(188,080)
Net increase(decrease) (Execution, repayment and others)		27,519,419		(4,458,294)		(495,627)

Ending	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	262,092,823	~~W~~	27,216,234	~~W~~	2,270,094
Transfer between stages
Transfer to 12-month expected credit losses		8,399,033		(8,322,782)		(76,251)
Transfer to lifetime expected credit losses		(11,867,144)		11,938,263		(71,119)
Transfer to lifetime expected credit losses (impaired)		(780,095)		(901,109)		1,681,204
Write-offs		—		(8)		(1,079,427)
Disposal		(490,070)		(10,557)		(192,415)
Net increase(decrease) (Execution, repayment and others)		35,941,823		(3,502,876)		(434,337)

Ending	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	6,569,472	~~W~~	7,922,936
Financial bonds		16,360,495		14,978,408
Corporate bonds		3,218,480		4,101,066
Asset-backed securities		124,898		84,382
Beneficiary certificates		12,375,326		10,252,377
Derivatives linked securities		3,623,648		3,516,626
Other debt securities		8,449,207		7,429,687
Equity securities:
Stocks		1,716,149		1,094,441
Other equity securities		387,694		193,221
Loans:
Private placed corporate bonds		265,499		823,071
Other loans		162,046		131,105
Due from financial institutions:
Other due from financial institutions		216,367		381,719
Others		79,805		78,808

		53,549,086		50,987,847

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		9,501,642		3,475,214
Financial bonds		20,913,361		20,107,719
Corporate bonds		12,289,820		10,540,985
Asset-backed securities		832,160		1,100,041
Other debt securities		19,865		19,675
Equity securities:
Stocks		2,377,994		2,262,379
Equity investments		41,042		38,584
Other equity securities		85,069		69,153
Loans:
Private placed corporate bonds		375,098		389,822

		46,436,051		38,003,572

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,395,720		5,090,051
Financial bonds		8,157,428		6,847,055
Corporate bonds		7,536,805		6,943,332
Asset-backed securities		4,258,274		4,782,800
Allowance		(1,672)		(1,716)

		25,346,555		23,661,522

	~~W~~	71,782,606	~~W~~	61,665,094

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of Korean won)		2019
		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	26,121
	Non-listed		—		25,599
Equity investments			—		95
Other equity securities			—		2,953

		~~W~~	—	~~W~~	54,768

(In millions of Korean won)		2018
		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	22,173
	Non-listed		—		25,121
Equity investments			—		2,256
Other equity securities			2,508		1,798

		~~W~~	2,508	~~W~~	51,348

The derecognized equity securities, measured at fair value through other comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of Korean won)		2019
		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	18,342	~~W~~	(25,652)
	Unlisted		1,671		169
Other equity securities			—		—

		~~W~~	20,013	~~W~~	(25,483)

(In millions of Korean won)		2018
		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	26,877	~~W~~	18,330
	Unlisted		480		480
Other equity securities			80,000		2,567

		~~W~~	107,357	~~W~~	21,377

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Provision (reversal) for the allowance of financial investments for the year periods ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,537	~~W~~	1,144	~~W~~	393
Loans measured at fair value through other comprehensive income		170		982		(812)
Securities at amortized cost		216		280		(64)

	~~W~~	1,923	~~W~~	2,406	~~W~~	(483)

(In millions of Korean won)	2018
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	860	~~W~~	873	~~W~~	(13)
Loans measured at fair value through other comprehensive income		963		826		137
Securities at amortized cost		296		282		14

	~~W~~	2,119	~~W~~	1,981	~~W~~	138

Changes in the allowances for debt securities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(188)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Disposal		(329)		—		—
Provision (reversal) for loan losses		219		(702)		—
Others (change of currency ratio, etc.)		55		29		(73)

Ending	~~W~~	5,370	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages
Transfer to 12-month expected credit losses		125		(125)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(170)		—		—
Provision (reversal) for loan losses		716		(180)		(398)
Others (change of currency ratio, etc.)		49		16		—

Ending	~~W~~	5,657	~~W~~	192	~~W~~	322

[1]	Prepared in accordance with Korean IFRS 1109.

13. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,137	~~W~~	1,705	~~W~~	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC New Technology Business investment Fund[10]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK[16,17]	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Dae-A Leisure Co., Ltd.[8]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [8]	26.52		—		(62)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd. [1]	14.92		2,000		1,037		—	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
Acts Co., Ltd.[12]	7.14		500		(119)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Incheon Bridge Co., Ltd.[1]	14.99	9,158	(14,746)	—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[8]	42.88	—	(433)	—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [8]	41.01	—	(252)	98	Screen printing	Korea
Dongjo Co., Ltd. [8]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [8]	38.62	—	—	—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33	440	10	125	Big data consulting	Korea
Shinla Construction Co., Ltd. [8]	20.24	—	(551)	—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [8]	26.24	—	16	258	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	15.19	1,500	2,565	2,790	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd. [8]	22.89	—	(613)	116	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd. [8]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd. [8]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd. [8]	30.04	—	(194)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd. [8]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[11]	11.70	800	17	45	System software publishing	Korea
Food Factory Co., Ltd.[13]	22.22	1,000	398	1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[8]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.17 Special Purpose
Acquisition Company[1,4]	0.02	1	1	1	SPAC	Korea
KB No.18 Special Purpose Acquisition Company[1,5]	0.02	2	3	3	SPAC	Korea
KB No.19 Special Purpose Acquisition Company[1,6]	0.01	1	2	2	SPAC	Korea
KB No.20 Special Purpose Acquisition Company[1,7]	0.02	1	1	1	SPAC	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KBSP Private Equity Fund IV1, 10	14.95	6,100	5,904	5,904	Investment finance	Korea
KB Private Equity Fund III[1]	15.69	8,000	7,754	7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,991	5,991	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00	12,970	13,616	13,616	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	4.49	1,908	1,625	1,625	Investment finance	Korea
KB Social Impact Fund	30.00	1,500	1,465	1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33	42,697	45,021	45,718	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	7,500	6,847	6,847	Investment finance	Korea
GH Real Estate I LP	42.00	17,678	19,042	19,042	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[10]	56.00	19,824	19,731	19,731	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[10]	42.55	21,250	20,504	19,752	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,10]	18.52	3,000	2,761	2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99	1,000	961	961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund1[1]	14.56	5,215	4,944	4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund I	37.69	1,667	1,295	1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29	450	417	417	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD. [8]	21.71	—	(126)	—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD.[8]	25.29	—	22	3	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD. [8]	23.31	—	394	—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD. [8]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD. [8]	45.71	—	(260)	69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC. [8]	20.40	—	(248)	—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD. [8]	23.14	—	75	—	Manufacture of Special Glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD. [8]	29.06	—	(398)	—	Electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD. [8]	20.23	—	184	—	Non-ferrous metals	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

IDTECK CO., LTD. [8]	32.80		—		(103)		—	Other wireless communication equipment manufacturing	Korea
Seyoon Development Company. [8]	26.95		—		2		—	Civil facilities construction	Korea
PIP System CO., LTD[8]	20.72		—		27		—	Print equipment	Korea

		~~W~~	577,113	~~W~~	584,374	~~W~~	598,240

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,649	~~W~~	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[10]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK[16,17]	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[8]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [8]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		185		843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,622		108,050		108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,134		18,134	Investment finance	Korea
Acts Co., Ltd.[12]	7.14		500		(14)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,257		10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,689)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[8]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[8]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[8]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[8]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		166		280	Big data consulting	Korea
Builton Co., Ltd.[14]	21.96		800		67		304	Software development and supply	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Shinla Construction Co., Ltd.[8]	20.24	—	(551)	—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[8]	26.24	—	(57)	185	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	13.71	1,500	1,554	1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[8]	22.89	—	(606)	122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[8]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[8]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[8]	30.04	—	(176)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[8]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[11]	11.70	800	71	103	System software publishing	Korea
Food Factory Co., Ltd.[13]	22.22	1,000	206	928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[8]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No. 1[1]	0.03	—	—	—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company[1]	0.11	24	31	31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31	10	19	19	SPAC	Korea
KB Private Equity Fund III[1]	15.68	8,000	7,830	7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,941	5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00	364	233	233	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00	12,970	14,601	14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64	1,842	1,581	1,581	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[10]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[10]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,10]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD. [8]	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD. [8]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD. [8]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD. [8]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD. [8]	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[8]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[8]	23.14		—		75		—	Manufacture of Special Glass	Korea

		~~W~~	493,218	~~W~~	486,630	~~W~~	504,932

[1]

As of December 31, 2019 and 2018, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018, amounts to ~~W~~20 million.
[3]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018, amounts to ~~W~~21 million.
[4]	The market value of KB No.17 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ~~W~~2 million.
[5]	The market value of KB No.18 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ~~W~~4 million.
[6]	The market value of KB No.19 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ~~W~~2 million.
[7]	The market value of KB No.20 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ~~W~~2 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[8]	Reclassified to investments in associates due to termination of rehabilitation procedures.
[9]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[10]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[11]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of December 31, 2019 and 2018, respectively, considering the potential voting rights from convertible bond.
[12]	The ownership of Acts Co., Ltd. would be 27.22% and 27.22% as of December 31, 2019 and 2018, respectively, considering the potential voting rights from convertible bond.
[13]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2019 and 2018, respectively, considering the potential voting rights from convertible bond.
[14]	The ownership of Builton Co., Ltd. would be 26.86% as of December 31, 2018, considering the potential voting rights from convertible bond.
[15]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments measured at fair value through profit or loss in Rainist Co., Ltd., RMGP Bio-Pharma Investment Fund, L.P.,RMGP Bio-Pharma Investment, L.P, HEYBIT, Inc.,Hasys.,Stratio, Inc., Honest Fund Co.,Ltd., Cellincells Co., Ltd., CY CO., Ltd., ZOYI corporation INC., KOSESEUJITO CO., LTD., Bomapp Inc., KB Cape No.1 Private Equity Fund., Mitoimmune Therapeutics, BNF Corporation Ltd., Fabric Types CO., LTD..

[16]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[17]	The fair value of PT Bank Bukopin TBK ordinary share is ~~W~~47,709 million and ~~W~~53,540 million as of December 31, 2019 and 2018.

Although the Group holds more than 20% of ownership, it has been excluded from associates by limited influence due to the trust agreement on related activities, bankruptcy and rehabilitation procedures.

Summarized financial information on major associates and joint ventures, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	11,237	~~W~~	20	~~W~~	8,690	~~W~~	11,217	~~W~~	1,705	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star office Private real estate Investment Trust No. 1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK[2]		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
RAND Bioscience Co., Ltd.		7,026		74		1,340		6,952		1,037		(1,037)		—
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
Acts Co., Ltd.		5,302		6,973		117		(1,671)		(119)		119		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

SY Auto Capital Co., Ltd.	88,611	52,415	20,000	36,196	17,736	(5,011)	12,725
Incheon Bridge Co., Ltd.	609,194	707,563	61,096	(98,369)	(14,746)	14,746	—
Big Dipper Co., Ltd.	370	336	1,500	34	10	115	125
A-PRO Co., Ltd.	47,164	30,281	2,468	16,883	2,565	225	2,790
Paycoms Co., Ltd.	1,763	1,620	855	143	17	28	45
Food Factory Co., Ltd.	5,587	3,797	450	1,790	398	602	1,000
KB IGen Private Equity Fund No. 1	191	8	7,270	183	—	—	—
KB No.17 Special Purpose Acquisition Company	11,857	1,328	546	10,529	1	—	1
KB No.18 Special Purpose Acquisition Company	17,242	2,022	782	15,220	3	—	3
KB No.19 Special Purpose Acquisition Company	9,123	924	430	8,199	2	—	2
KB No.20 Special Purpose Acquisition Company	1,991	1,372	50	619	1	—	1
KBSP Private Equity Fund IV	39,492	2	40,800	39,490	5,904	—	5,904
KB Private Equity Fund III	49,437	4	51,000	49,433	7,754	—	7,754
Korea Credit Bureau Co., Ltd.	96,855	30,289	10,000	66,566	5,991	—	5,991
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	55,524	1,063	51,880	54,461	13,616	—	13,616
Keystone-Hyundai Securities No. 1 Private Equity Fund	187,156	153,842	42,837	33,314	1,625	—	1,625
KB Social Impact Fund	4,885	3	5,000	4,882	1,465	—	1,465
KB-Solidus Global Healthcare Fund	103,896	5	61,800	103,891	45,021	697	45,718
POSCO-KB Shipbuilding Fund	21,916	4	24,000	21,912	6,847	—	6,847
GH Real Estate I LP	45,340	61	42,093	45,279	19,042	—	19,042
KBTS Technology Venture Private Equity Fund	36,445	1,212	35,400	35,233	19,731	—	19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	48,369	185	51,700	48,184	20,504	(752)	19,752
KB-SJ Tourism Venture Fund	14,914	4	16,200	14,910	2,761	—	2,761
UNION Media Commerce Fund	3,318	4	3,450	3,314	961	—	961
KB-Stonebridge Secondary Private Equity Fund	34,450	507	35,805	33,943	4,944	—	4,944
KB SPROTT Renewable Private Equity Fund I	3,686	249	9,640	3,437	1,295	—	1,295
KB-UTC Inno-Tech Venture Fund	1,016	75	1,016	941	417	—	417

(In millions of Korean won)	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	3,225	~~W~~	2,452	~~W~~	—	~~W~~	2,452	~~W~~	—
KB GwS Private Securities Investment Trust		42,503		41,524		—		41,524		9,297
KB-KDBC New Technology Business Investment Fund		371		(638)		—		(638)		—
KB Star office Private real estate Investment Trust No. 1		14,455		6,004		—		6,004		—
PT Bank Bukopin TBK		721,169		(5,612)		45,780		40,168		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

RAND Bio Science Co., Ltd.	—	(2,928)	—	(2,928)	—
Balhae Infrastructure Company	62,113	(3,153)	—	(3,153)	6,855
Aju Good Technology Venture Fund	9,288	7,734	—	7,734	—
Acts Co., Ltd.	1,542	(507)	—	(507)	—
SY Auto Capital Co., Ltd.	20,394	5,292	(215)	5,077	—
Incheon Bridge Co., Ltd.	107,178	9,127	—	9,127	—
Big Dipper Co., Ltd.	598	(532)	—	(532)	—
A-PRO Co., Ltd.	47,725	7,702	—	7,702	—
Paycoms Co., Ltd.	262	(343)	—	(343)	—
Food Factory Co., Ltd.	6,807	664	—	664	—
KB IGen Private Equity Fund No. 1	—	5,851	—	5,851	—
KB No.17 Special Purpose Acquisition Company	—	8	—	8	—
KB No.18 Special Purpose Acquisition Company	—	(3)	—	(3)	—
KB No.19 Special Purpose Acquisition Company	—	(25)	—	(25)	—
KB No.20 Special Purpose Acquisition Company	—	(9)	—	(9)	—
KBSP Private Equity Fund IV	39	(1,304)	—	(1,304)	—
KB Private Equity Fund III	—	(485)	—	(485)	—
Korea Credit Bureau Co., Ltd.	91,200	1,480	—	1,480	135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	4,077	(3,911)	—	(3,911)	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	18,342	(572)	—	(572)	—
KB Social Impact Fund	8	(118)	—	(118)	—
KB-Solidus Global Healthcare Fund	13,085	8,708	—	8,708	—
POSCO-KB Shipbuilding Fund	1,000	(371)	—	(371)	—
GH Real Estate I LP	5,043	3,698	565	4,263	—
KBTS Technology Venture Private Equity Fund	1,643	632	—	632	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	138	(3,355)	—	(3,355)	—
KB-SJ Tourism Venture Fund	—	(673)	—	(673)	—
UNION Media Commerce Fund	—	(3)	—	(3)	—
KB-Stonebridge Secondary Private Equity Fund	346	(1,856)	—	(1,856)	—
KB SPROTT Renewable Private Equity Fund I	1	(986)	—	(986)	—
KB-UTC Inno-Tech Venture Fund	—	(75)	—	(75)	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,864	~~W~~	9	~~W~~	10,120	~~W~~	10,855	~~W~~	1,649	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No.1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No.9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No.10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No.11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity Fund III		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581
POSCO-KB Shipbuilding Fund		14,287		4		16,000		14,283		4,463		—		4,463
GH Real Estate I LP		41,206		190		42,093		41,016		17,252		—		17,252
KBTS Technology Venture Private Equity Fund		24,810		208		25,400		24,602		13,777		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,820		181		18,800		18,639		7,930		—		7,930
KB-SJ Tourism Venture Fund		7,484		2		8,100		7,482		1,386		—		1,386
UNION Media Commerce Fund		3,318		—		3,450		3,318		962		—		962

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	2,140	~~W~~	1,404	~~W~~	—	~~W~~	1,404	~~W~~	—
KBGwS Private Securities Investment Trust		42,502		41,524		—		41,524		8,160
KB-KDBC New Technology Business Investment Fund		39		(568)		—		(568)		—
KB Star office Private real estate Investment Trust No.1		14,092		6,135		—		6,135		1,162
PT Bank Bukopin TPK		148,793		(8,843)		(2,325)		(11,168)		—
Sun Surgery Center Inc.		873		71		342		413		—
RAND Bio Science Co., Ltd.		—		(2,076)		—		(2,076)		—
Balhae Infrastructure Company		61,525		54,241		—		54,241		6,804
Aju Good Technology Venture Fund		2,491		1,356		—		1,356		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		16,525		2,729		(151)		2,578		—
Incheon Bridge Co., Ltd.		94,373		(2,757)		—		(2,757)		—
Big Dipper Co., Ltd.		441		(543)		—		(543)		—
Builton Co., Ltd.		1,867		(287)		—		(287)		—
A-PRO Co., Ltd.		47,926		2,015		—		2,015		—
Paycoms Co., Ltd.		686		(409)		—		(409)		—
Food Factory Co., Ltd.		4,753		412		—		412		—
KB IGen Private Equity Fund No. 1		—		3,693		—		3,693		—
KB No.9 Special Purpose Acquisition Company		—		262		—		262		—
KB No.10 Special Purpose Acquisition Company		—		73		—		73		—
KB No.11 Special Purpose Acquisition Company		—		218		—		218		—
KB Private Equity Fund III		—		(438)		—		(438)		—
Korea Credit Bureau Co., Ltd.		78,018		9,901		—		9,901		112
KoFC KBIC Frontier Champ 2010-5(PEF)		1,460		1,453		—		1,453		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,401		(12,313)		—		(12,313)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		15,507		(3,194)		—		(3,194)		—
POSCO-KB Shipbuilding Fund		160		(1,222)		—		(1,222)		—
GH Real Estate I LP		4,293		3,089		(307)		2,782		1,595
KBTS Technology Venture Private Equity Fund		—		(798)		—		(798)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		20		(161)		—		(161)		—
KB-SJ Tourism Venture Fund		—		(618)		—		(618)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity, such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~4,528 million and ~~W~~4,101 million as of December 31, 2019 and December 31, 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Impairment loss		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~	—	~~W~~	(317)	~~W~~	—	~~W~~	373	~~W~~	—	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		134,362		—		—		(9,297)		11,103		—		—		136,168
KB-KDBC New Technology Business Investment Fund		14,594		5,000		—		—		(606)		—		—		18,988
KB Star office Private real estate Investment Trust No.1		19,839		—		—		—		—		—		—		19,839
PT Bank Bukopin TBK		113,932		—		—		—		(1,236)		10,408		(1,723)		121,381
Sun Surgery Center Inc.		2,715		—		(3,321)		—		396		210		—		—
Dae-A Leisure Co., Ltd.		578		—		—		—		—		—		—		578
RAND Bio Science Co., Ltd.		843		—		—		—		—		—		(843)		—
Balhae Infrastructure Company		108,050		592		—		(6,855)		(396)		—		—		101,391
Aju Good Technology Venture Fund		18,134		1,960		—		—		2,922		—		—		23,016
SY Auto Capital Co., Ltd.		10,672		—		—		—		2,158		(105)		—		12,725
Kendae Co., Ltd.		98		—		—		—		—		—		—		98
Dong Jo Co., Ltd.		115		—		—		—		—		—		—		115
Big Dipper Co., Ltd.		280		—		—		—		(155)		—		—		125

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Builton Co., Ltd.	304	403	(839)	—	132	—	—	—
Shinhwa Underwear Co., Ltd.	185	—	—	—	73	—	—	258
A-PRO Co., Ltd.	1,403	—	—	—	1,386	1	—	2,790
MJT&I Co., Ltd.	122	—	—	—	(6)	—	—	116
Paycoms Co., Ltd.	103	—	—	—	(58)	—	—	45
Food Factory Co., Ltd.	928	—	—	—	72	—	—	1,000
KB No.9 Special Purpose Acquisition Company	31	—	(31)	—	—	—	—	—
KB No.10 Special Purpose Acquisition Company	20	—	(20)	—	—	—	—	—
KB No.11 Special Purpose Acquisition Company	19	—	(19)	—	—	—	—	—
KB No.17 Special Purpose Acquisition Company	—	1	—	—	—	—	—	1
KB No.18 Special Purpose Acquisition Company	—	2	—	—	—	1	—	3
KB No.19 Special Purpose Acquisition Company	—	1	—	—	—	1	—	2
KB No.20 Special Purpose Acquisition Company	—	1	—	—	—	—	—	1
KBSP Private Equity Fund IV	—	6,100	—	—	(196)	—	—	5,904
KB Private Equity Fund III	7,830	—	—	—	(76)	—	—	7,754
Korea Credit Bureau Co., Ltd.	5,941	—	—	(135)	185	—	—	5,991
KoFC KBIC Frontier Champ 2010-5(PEF)	233	—	(233)	—	—	—	—	—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	14,601	—	—	—	(985)	—	—	13,616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Keystone-Hyundai Securities No. 1 Private Equity Fund		1,581		66		—		—		(26)		4		—		1,625
KB Social Impact Fund		—		1,500		—		—		(35)		—		—		1,465
KB-Solidus Global Healthcare Fund3		—		42,697		—		—		3,021		—		—		45,718
POSCO-KB Shipbuilding Fund		4,463		2,500		—		—		(116)		—		—		6,847
GH Real Estate I LP		17,252		—		—		—		1,553		237		—		19,042
KBTS Technology Venture Private Equity Fund		13,777		7,440		(1,840)		—		269		85		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		13,250		—		—		(1,428)		—		—		19,752
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(125)		—		—		2,761
UNION Media Commerce Fund		962		—		—		—		(1)		—		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		(1,855)		—		(271)		—		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		—		1,667		—		—		(372)		—		—		1,295
KB-UTC Inno-Tech Venture Fund		—		450		—		—		(33)		—		—		417
IMT TECHNOLOGY CO., LTD.		—		—		—		—		3		—		—		3
COMPUTERLIFE CO., LTD.,		—		—		—		—		69		—		—		69

	~~W~~	504,932	~~W~~	92,200	~~W~~	(8,475)	~~W~~	(16,287)	~~W~~	17,594	~~W~~	10,842	~~W~~	(2,566)	~~W~~	598,240

[1]	Gain on disposal of investments in associates and joint ventures for the year ended December 31, 2019 is ~~W~~1,423 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning[1]		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	(217)	~~W~~	—	~~W~~	315	~~W~~	—	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		131,420		—		—		(8,160)		11,102		—		—		134,362
KB-KDBC New Technology Business Investment Fund		4,972		10,000		—		—		(378)		—		—		14,594
KB Star office Private real estate Investment Trust No.1		19,709		—		—		(1,162)		1,292		—		—		19,839
PT Bank Bukopin TBK		—		116,422		—		—		(1,946)		(544)		—		113,932
Sun Surgery Center Inc.		2,682		—		—		—		33		—		—		2,715
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		(1,157)		—		—		843
Balhae Infrastructure Company		105,190		4,645		(1,817)		(6,804)		6,836		—		—		108,050
Bungaejangter Inc.[3]		3,484		—		(1,384)		—		—		—		(2,100)		—
Aju Good Technology Venture Fund		8,230		9,808		—		—		96		—		—		18,134
Acts Co., Ltd. [2]		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		2,676		(74)		—		10,672
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(160)		—		—		280
Builton Co., Ltd.		800		—		—		—		(496)		—		—		304
Shinhwa Underwear Co., Ltd.		138		—		—		—		47		—		—		185
A-PRO Co., Ltd.		1,500		—		—		—		(97)		—		—		1,403
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		(230)		—		—		—		—		—
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(697)		—		—		103
Food Factory Co., Ltd.		1,000		—		—		—		(72)		—		—		928
KB IGen Private Equity Fund No. 1		3		—		(4)		—		1		—		—		—
KB No.8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity Fund III		7,899		—		—		—		(69)		—		—		7,830
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		997		—		—		5,941

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		233		—		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,873)		(1,239)		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(180)		—		—		1,581
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(382)		—		—		4,463
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(74)		(469)		—		—		—		—
GH Real Estate I LP		—		17,678		—		(1,595)		1,298		(129)		—		17,252
KBTS Technology Venture Private Equity Fund		—		14,224		—		—		(447)		—		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		8,000		—		—		(70)		—		—		7,930
KB-SJ Tourism Venture Fund		—		1,500		—		—		(114)		—		—		1,386
CUBE Growth Fund No.2		—		1,300		(1,300)		—		—		—		—		—
UNION Media Commerce Fund		—		1,000		—		—		(38)		—		—		962

	~~W~~	335,520	~~W~~	187,077	~~W~~	(11,167)	~~W~~	(19,301)	~~W~~	20,510	~~W~~	(5,107)	~~W~~	(2,600)	~~W~~	504,932

[1]	Prepared in accordance with Korean IFRS 1109
[2]	Recognized ~~W~~500 million loss in relation to impaired capital.
[3]	The amount of reclassification as financial assets is ~~W~~2,100 million.
[4]	Gain on disposal of investments in associates and joint ventures for the year ended December 31, 2018 is ~~W~~4,250 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Accumulated unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2019 and 2018, are as follows:

	2019				2018
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Doosung Metal Co., Ltd	~~W~~	46	~~W~~	65	~~W~~	(4)	~~W~~	19
Incheon Bridge Co., Ltd.		(1,943)		14,746		487		16,689
Jungdong Steel Co., Ltd.		—		489		—		489
Dpaps Co., Ltd.		14		339		141		325
Shinla Construction Co., Ltd.		—		183		—		183
Jaeyang Industry Co., Ltd.		—		30		30		30
Terra Co., Ltd.		—		14		14		14
Jungdo Co., Ltd.		—		161		161		161
Jinseung Tech Co., Ltd.		18		21		3		3
Korea NM Tech Co., Ltd.		—		28		28		28
CHONG IL MACHINE & TOOLS CO.,LTD.		19		19		—		—
SKYDIGITAL INC		106		106		—		—

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,431,812	~~W~~	—	~~W~~	(1,018)	~~W~~	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

	~~W~~	8,371,641	~~W~~	(3,296,209)	~~W~~	(8,055)	~~W~~	5,067,377

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,433,059	~~W~~	—	~~W~~	(1,018)	~~W~~	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Finance lease assets		44,429		(31,432)		—		12,997

	~~W~~	7,216,866	~~W~~	(2,937,862)	~~W~~	(6,877)	~~W~~	4,272,127

The changes in property and equipment for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,432,041	~~W~~	7,334	~~W~~	(3,957)	~~W~~	(4,907)	~~W~~	—	~~W~~	—	~~W~~	283	~~W~~	2,430,794
Buildings		1,330,211		10,908		220,535		(9,964)		(55,669)		—		6,902		1,502,923
Leasehold improvement[3]		122,309		13,398		58,645		(338)		(77,948)		—		58		116,124
Equipment and vehicles		280,624		283,896		(4)		(526)		(183,900)		—		263		380,353
Construction in progress		88,618		293,204		(288,136)		—		—		—		(7,383)		86,303
Right-of-use assets[3]		589,188		379,934		19		(153,034)		(281,404)		—		16,177		550,880

	~~W~~	4,842,991	~~W~~	988,674	~~W~~	(12,898)	~~W~~	(168,769)	~~W~~	(598,921)	~~W~~	—	~~W~~	16,300	~~W~~	5,067,377

(In millions of Korean won)	2018
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,474,354	~~W~~	247	~~W~~	(41,888)	~~W~~	(691)	~~W~~	—	~~W~~	—	~~W~~	19	~~W~~	2,432,041
Buildings		1,371,153		3,738		9,683		(4,528)		(51,881)		—		2,046		1,330,211
Leasehold improvement		89,729		28,922		70,221		(633)		(71,931)		—		11,328		127,636
Equipment and vehicles		243,205		182,868		242		(1,026)		(144,791)		121		5		280,624
Construction in progress		14,808		236,495		(161,330)		—		—		644		(1,999)		88,618
Finance lease assets		8,448		9,640		—		—		(5,091)		—		—		12,997

	~~W~~	4,201,697	~~W~~	461,910	~~W~~	(123,072)	~~W~~	(6,878)	~~W~~	(273,694)	~~W~~	765	~~W~~	11,399	~~W~~	4,272,127

[1]	Including transfers with investment property and assets held for sale.
[2]

Including depreciation cost and others amounting to ~~W~~ 111 million and ~~W~~ 128 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2019 and 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[3]	Beginning balances of leasehold improvement and right-of-use assets are based on Korean IFRS 1116.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)
2019
Beginning		Impairment		Reversal		Business combination		Disposal and Others		Ending
~~W~~	(6,877)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(6,877)
—			(1,178)		—		—		—		(1,178)

~~W~~	(6,877)	~~W~~	(1,178)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(8,055)

(In millions of Korean won)
2018
Beginning		Impairment	Reversal	Business combination	Disposal and Others	Ending
~~W~~	(6,877)	—	—	—	—	~~W~~	(6,877)

Details of investment property as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,537,240	~~W~~	—	~~W~~	—	~~W~~	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

	~~W~~	3,000,976	~~W~~	(172,988)	~~W~~	—	~~W~~	2,827,988

(In millions of Korean won)	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	972,562	~~W~~	—	~~W~~	—	~~W~~	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

	~~W~~	2,268,230	~~W~~	(148,419)	~~W~~	—	~~W~~	2,119,811

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2019, are as follows:

(In millions of Korean won)	2019
	Fair value		Valuation technique	Inputs
Land and buildings	~~W~~	33,594	Cost Approach Method	- Price per square meter - Replacement cost
		1,000,227	Market comparison method	- Price per square meter
		1,602,772	Cash flow approach	- Prospective rental market growth rate - Period of vacancy - Rental rate - Discount rate and others
		396,133	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2019 and 2018, fair values of the investment properties amount to ~~W~~ 3,032,726 million and ~~W~~ 2,287,012 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2019 and 2018, amounts to ~~W~~ 129,944 million and ~~W~~ 87,513 million , respectively.

The changes in investment property for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Acquisition			Transfers		Disposal	Depreciation		Others		Ending
Land	~~W~~	972,562	~~W~~	580,255	~~W~~	(3,374)	~~W~~	(13,318)	~~W~~	—	~~W~~	1,115	~~W~~	1,537,240
Buildings		1,147,249		225,833		(8,861)		(50,780)		(36,877)		14,184		1,290,748

	~~W~~2,119,811		~~W~~806,088			~~W~~(12,235)		~~W~~(64,098)	~~W~~(36,877)		~~W~~15,299		~~W~~2,827,988

(In millions of Korean won)	2018
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Others		Ending
Land	~~W~~	251,496	~~W~~	714,454	~~W~~	66,086	~~W~~	(57,384)	~~W~~	—	~~W~~	(2,090)	~~W~~	972,562
Buildings		596,985		573,671		44,622		(50,872)		(26,092)		8,935		1,147,249

	~~W~~	848,481	~~W~~	1,288,125	~~W~~	110,708	~~W~~	(108,256)	~~W~~	(26,092)	~~W~~	6,845	~~W~~	2,119,811

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

15. Intangible Assets

Details of intangible assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(56)	~~W~~	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

	~~W~~	4,766,685	~~W~~	(1,926,647)	~~W~~	(102,169)	~~W~~	(56)	~~W~~	2,737,813

(In millions of Korean won)	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(577)	~~W~~	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

	~~W~~	4,486,669	~~W~~	(1,614,775)	~~W~~	(115,534)	~~W~~	(577)	~~W~~	2,755,783

Details of goodwill as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		12,987		13,092		12,520
KB Daehan Specialized Bank PLC.		1,515		1,564		1,515		1,510

	~~W~~	346,314	~~W~~	275,741	~~W~~	346,314	~~W~~	275,220

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Changed corporate name from MARITIME SECURITIES INCORPORATION.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

2019
Beginning		Impairment		Others		Ending
~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

(In millions of Korean won)

2018
Beginning		Impairment		Others		Ending
~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2019 are as follows:

(In millions of Korean won)

	2019
	Housing & Commercial Bank				KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		KB Securities Vietnam Joint Stock Company[2]		KB DAEHAN SPECIALIZED BANK PLC.		Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	58,889	~~W~~	79,609	~~W~~	57,404	~~W~~	12,987	~~W~~	1,564	~~W~~	275,741
Recoverable amount exceeded carrying amount		3,424,398		3,142,439		663,842		1,713,855		481,609		9,077		11,772		9,446,992
Discount rate (%)		13.02		13.09		17.25		11.54		8.29		19.95		19.55
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00		1.00

[1]	The amount occurred from formerly known as KB Investment&Securities Co., Ltd.
[2]	Changed corporate name from MARITIME SECURITIES INCORPORATION.

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	5,802	~~W~~	(2,930)	~~W~~	(19)	~~W~~	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

	~~W~~	4,420,371	~~W~~	(1,926,647)	~~W~~	(31,652)	~~W~~	2,462,072

(In millions of Korean won)	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,248	~~W~~	(2,661)	~~W~~	(2,090)	~~W~~	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

	~~W~~	4,140,355	~~W~~	(1,614,775)	~~W~~	(45,017)	~~W~~	2,480,563

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	4,497	~~W~~	174	~~W~~	(1,160)	~~W~~	(658)	~~W~~	—	~~W~~	—	~~W~~	2,853
Software		204,505		274,583		—		(105,228)		—		(341)		373,519
Other intangible assets[2]		248,611		59,776		(13,534)		(33,590)		—		5,254		266,517
Value of Business Aquired (VOBA)		2,001,945		—		—		(192,460)		—		—		1,809,485
Right-of-use assets		21,063		1,010		—		(9,893)		—		(2,482)		9,698

	~~W~~	2,480,621	~~W~~	335,543	~~W~~	(14,694)	~~W~~	(341,829)	~~W~~	—	~~W~~	2,431	~~W~~	2,462,072

(In millions of Korean won)	2018
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	7,098	~~W~~	1,329	~~W~~	(1,200)	~~W~~	(639)	~~W~~	—	~~W~~	(2,091)	~~W~~	4,497
Software		177,566		103,398		(6)		(76,280)		17		(190)		204,505
Other intangible assets[2]		247,479		36,014		(10,290)		(24,388)		—		(204)		248,611
Value of Business Aquired (VOBA)		2,216,098				—		(214,153)		—		—		2,001,945
Finance leases assets		21,369		8,024		—		(8,388)		—		—		21,005

	~~W~~	2,669,610	~~W~~	148,765	~~W~~	(11,496)	~~W~~	(323,848)	~~W~~	17	~~W~~	(2,485)	~~W~~	2,480,563

[1]

Including ~~W~~ 193,085 million and ~~W~~ 214,735 million recorded in insurance expenses and other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2019 and 2018.

[2]

Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	~~W~~	(45,017)	~~W~~	(1,578)	~~W~~	6,859	~~W~~	8,084	~~W~~	(31,652)

(In millions of Korean won)	2018
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	~~W~~	(43,074)	~~W~~	(5,846)	~~W~~	3,475	~~W~~	428	~~W~~	(45,017)

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,500	~~W~~	—	~~W~~	115,500
Allowances for loan losses		451		(3,266)		(2,815)
Impairment losses on property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for guarantees		20,959		—		20,959
Losses (gains) from valuation on derivative financial instruments		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Losses (gains) from fair value hedged item		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Losses (gains) on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,336		(762,429)		(293,093)

		1,715,187		(2,489,383)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,590)		1,711,590		—

	~~W~~	3,597	~~W~~	(777,793)	~~W~~	(774,196)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Assets		Liabilities		Net amount
Other provisions	~~W~~	109,721	~~W~~	—	~~W~~	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Losses (gains) on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

	~~W~~	4,158	~~W~~	(492,534)	~~W~~	(488,376)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of    ~~W~~ 67,645 million associated with investments in subsidiaries and others as of December 31, 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 125,158 million with others, as of December 31, 2019, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of    ~~W~~ 68,836 million associated with investment in subsidiaries and associates as of December 31, 2019, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

No deferred income tax liabilities have been recognized as of December 31, 2019, for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Losses (gains) from fair value hedged item	—	—	44,085	44,085
Other provisions	411,903	411,747	424,227	424,383
Allowances for loan losses	12,481	16,160	5,697	2,018
Impairment losses on property and equipment	21,927	21,402	15,460	15,985
Deferred loan origination fees and costs	1,841	1,841	1,930	1,930
Share-based payments	60,071	52,475	55,496	63,092
Provisions for guarantees	73,809	73,809	76,214	76,214
Gains (losses) from valuation on derivative financial instruments	503,277	503,277	186,035	186,035
Present value discount	24,593	24,347	29,732	29,978
Investments in subsidiaries and others	184,870	47,217	47,727	185,380
Gains on valuation of security investment	269,731	264,318	130,823	136,236
Defined benefit liabilities	1,977,430	200,827	384,616	2,161,219
Accrued expenses	993,906	994,326	912,019	911,599
Derivative linked securities	13,679	13,679	477,307	477,307
Others	1,289,322	600,007	978,968	1,668,283
	5,838,840	3,225,432	3,770,336	6,383,744

Unrecognized deferred income tax assets:
Other provisions	3,416			4,788
Investments in subsidiaries and others	73,764			67,645
Others	120,704			125,158

	5,640,956			6,186,153
Tax rate (%)	27.5			27.5

Total deferred income tax assets from deductible temporary differences	1,562,333			1,715,187

Taxable temporary differences
Losses (gains) from fair value hedged item	(94,085)	(94,085)	—	—
Accrued interest	(411,487)	(362,627)	(352,477)	(401,337)
Allowances for loan losses	(238)	(238)	(11,877)	(11,877)
Impairment losses on property and equipment	(4,457)	(212)	82	(4,163)
Deferred loan origination fees and costs	(727,528)	(727,528)	(752,178)	(752,178)
Advanced depreciation provision	(6,192)	—	—	(6,192)
Gains (losses) from valuation on derivative financial instruments	(49,036)	(49,036)	(576,743)	(576,743)
Present value discount	(8,656)	(8,656)	(15,278)	(15,278)
Goodwill	(65,288)	—	—	(65,288)
Gains on revaluation	(1,201,992)	(52,470)	(48,044)	(1,197,566)
Investments in subsidiaries and others	(316,346)	(19,421)	(122,130)	(419,055)
Gains on valuation of security investment	(601,496)	(594,206)	(899,500)	(906,790)
Retirement insurance expense	(1,611,475)	(153,528)	(317,793)	(1,775,740)
Adjustments to the prepaid contributions	(69,212)	(69,212)	(83,262)	(83,262)
Derivative linked securities	(271,873)	(271,873)	(125,947)	(125,947)
Others	(2,097,416)	(2,916,575)	(3,612,265)	(2,793,106)

	(7,536,777)	(5,319,667)	(6,917,412)	(9,134,522)

Unrecognized deferred income tax assets:
Goodwill	(65,288)			(65,288)
Investments in subsidiaries and others	(62,367)			(68,836)
Others	(588)			(1,247)

	(7,408,534)			(8,999,151)
Tax rate (%)	27.5			27.5

Total deferred income tax assets from deductible temporary differences	(2,050,709)			(2,489,383)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	441,088	440,865	411,680	411,903
Allowances for loan losses	546,506	542,139	8,114	12,481
Impairment losses on property and equipment	20,415	19,678	21,190	21,927
Deferred loan origination fees and costs	1,207	1,207	1,841	1,841
Interest on equity index-linked deposits	155	155	—	—
Share-based payments	84,502	74,429	49,998	60,071
Provisions for guarantees	98,294	98,294	73,809	73,809
Gains(losses) from valuation on derivative financial instruments	23,162	23,162	503,277	503,277
Present value discount	104,117	104,116	24,592	24,593
Loss on SPE repurchase	80,204	80,204	—	—
Investments in subsidiaries and others	137,591	26,748	74,027	184,870
Gains on valuation of security investment	415,392	412,284	266,623	269,731
Defined benefit liabilities	1,682,234	211,994	507,190	1,977,430
Accrued expenses	706,535	706,535	993,906	993,906
Derivative linked securities	101,789	101,789	13,679	13,679
Others	1,189,756	517,189	616,755	1,289,322
	5,632,947	3,360,788	3,566,681	5,838,840

Unrecognized deferred income tax assets:
Other provisions	2,879			3,416
Loss on SPE repurchase	80,204			—
Investments in subsidiaries and others	55,546			73,764
Others	112,030			120,704

	5,382,288			5,640,956
Tax rate (%)	27.5			27.5

Total deferred income tax assets from deductible temporary differences	1,487,039			1,562,333

Taxable temporary differences
Losses(gains) from fair value hedged item	(57,083)	(57,083)	(94,085)	(94,085)
Accrued interest	(405,542)	(364,518)	(370,463)	(411,487)
Allowances for loan losses	—	—	(238)	(238)
Impairment losses on property and equipment	(1,481)	—	(2,976)	(4,457)
Deferred loan origination fees and costs	(668,657)	(668,657)	(727,528)	(727,528)
Advanced depreciation provision	(6,192)	—	—	(6,192)
Gains(losses) from valuation on derivative financial instruments	(38,051)	(38,051)	(49,036)	(49,036)
Present value discount	(11,948)	(11,948)	(8,656)	(8,656)
Goodwill	(65,288)	—	—	(65,288)
Gains on revaluation	(1,275,641)	(124,407)	(50,758)	(1,201,992)
Investments in subsidiaries and others	(387,733)	(146,234)	(74,847)	(316,346)
Gains on valuation of security investment	(800,041)	(799,187)	(600,642)	(601,496)
Retirement insurance expense	(1,342,012)	(136,444)	(405,907)	(1,611,475)
Adjustments to the prepaid contributions	(59,040)	(59,040)	(69,212)	(69,212)
Derivative linked securities	(20,650)	(20,650)	(271,873)	(271,873)
Others	(1,695,063)	(1,261,852)	(1,664,205)	(2,097,416)

	(6,834,422)	(3,688,071)	(4,390,426)	(7,536,777)

Unrecognized deferred income tax assets:
Goodwill	(65,288)			(65,288)
Investments in subsidiaries and others	(17,205)			(62,367)
Others	(906)			(588)

	(6,751,023)			(7,408,534)
Tax rate (%)	27.5			27.5

Total deferred income tax assets from deductible temporary differences	(1,861,070)			(2,050,709)

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	14,542	~~W~~	(1,530)	~~W~~	13,012	~~W~~	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

	~~W~~	25,933	~~W~~	(2,782)	~~W~~	23,151	~~W~~	26,770

(In millions of Korean won)	2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	16,048	~~W~~	(3,442)	~~W~~	12,606	~~W~~	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

	~~W~~	25,102	~~W~~	(8,150)	~~W~~	16,952	~~W~~	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2019 are as follows:

(In millions of Korean won)	2019
	Fair value	Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Land and buildings	~~W~~26,770	Market comparison approach model	Adjustment index	0.44 ~ 1.40	Fair value increases as the adjustment index rises.
					.

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)
2019
Beginning		Provision		Reversal		Others		Ending
~~W~~	(8,150)	~~W~~	(333)	~~W~~	—	~~W~~	5,701	~~W~~	(2,782)

(In millions of Korean won)
2018
Beginning		Provision		Reversal		Others		Ending
~~W~~	(12,801)	~~W~~	(5,281)	~~W~~	286	~~W~~	9,646	~~W~~	(8,150)

As of December 31, 2019, assets held for sale consist of four real estates of closed offices, which were committed to sell by the management, but not yet sold as of December 31, 2019. Negotiation with buyers is in process for the one asset and the remaining three assets are also being actively marketed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

18. Other Assets

Details of other assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other financial assets
Other receivables	~~W~~	5,792,814	~~W~~	4,708,910
Accrued income		1,659,182		1,724,328
Guarantee deposits		1,146,000		1,182,686
Domestic exchange settlement debits		531,356		504,899
Others		129,039		125,380
Allowances		(104,629)		(106,275)
Present value discount		(6,703)		(6,372)

		9,147,059		8,133,556

Other non-financial assets
Other receivables		1,294		4,965
Prepaid expenses		198,893		205,394
Guarantee deposits		4,084		4,529
Insurance assets		1,662,016		1,362,877
Separate account assets		5,052,804		4,715,414
Others		2,173,693		1,347,580
Allowances		(24,235)		(24,780)

		9,068,549		7,615,979

	~~W~~	18,215,608	~~W~~	15,749,535

Changes in allowances on other assets for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(5,883)		(152)		(6,035)
Provision (reversal)		9,885		(393)		9,492
Others		(5,648)		—		(5,648)

Ending	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864

(In millions of Korean won)	2018
	Other financial assets		Other non- financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(38,184)		(1,863)		(40,047)
Provision (reversal)		32,495		(5,375)		27,120
Others		2,065		—		2,065

Ending	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Financial liabilities held for trading
Securities sold	~~W~~	2,583,092	~~W~~	2,745,906
Other		80,235		77,914

	~~W~~	2,663,327	~~W~~	2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,704,826		12,503,039

Total financial liabilities at fair value through profit or loss	~~W~~	15,368,153	~~W~~	15,326,859

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2019 and 2018 is as follows:

(In millions of Korean won)	2019		2018
Contractual cash flow amount	~~W~~	12,515,734	~~W~~	12,329,525
Carrying amount		12,704,826		12,503,039

Difference	~~W~~	(189,092)	~~W~~	(173,514)

20. Deposits

Details of deposits as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Demand deposits
Demand deposits in Korean won	~~W~~	127,790,349	~~W~~	115,602,691
Demand deposits in foreign currencies		8,550,068		6,887,280

		136,340,417		122,489,971

Time deposits
Time deposits in Korean won		157,653,603		145,336,136

		157,653,603		145,336,136

Time deposits in foreign currencies		7,377,173		5,501,887
Fair value adjustments on valuation of fair value hedged items		(18,391)		(89,264)

		7,358,782		5,412,623

		165,012,385		150,748,759

Certificates of deposits		4,239,969		3,531,719

Total deposits	~~W~~	305,592,771	~~W~~	276,770,449

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

21. Debts

Details of debts as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Borrowings	~~W~~	24,370,567	~~W~~	19,969,328
Repurchase agreements and others		13,015,506		11,954,491
Call money		432,787		1,081,015

	~~W~~	37,818,860	~~W~~	33,004,834

Details of borrowings as of December 31, 2019 and 2018, are as follows:

		Lenders	Annual interest rate (%)	2019		2018
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	0.50 ~ 0.75	~~W~~	2,649,851	~~W~~	1,672,714
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00		1,658,810		1,745,940
	Borrowings from banks	Shinhan Bank and others	1.71 ~ 3.25		116,160		100,100
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 3.80		1,982,242		1,852,953
	Other borrowings	The Korea Development Bank and others	0.00 ~ 4.90		8,022,921		5,033,768

				~~W~~	14,429,984	~~W~~	10,405,475

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—		4,682		13,353
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 8.50		8,089,368		7,521,197
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	2.28 ~3.08		7,081		18,725
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 3.00		1,839,452		2,010,578

					9,940,583		9,563,853

				~~W~~	24,370,567	~~W~~	19,969,328

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The details of repurchase agreements and others as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2019		2018
Repurchase agreements	Individuals, Groups and Corporations	0.91~2.90	~~W~~	13,011,121	~~W~~	11,946,896
Bills sold	Counter sale	0.70~1.05		4,385		7,595

			~~W~~	13,015,506	~~W~~	11,954,491

The details of call money as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2019		2018
Call money in Korean won	HI Asset Management and others	1.42~1.44	~~W~~	165,000	~~W~~	718,600
Call money in foreign currencies	Central Bank of Uzbekistan and others	2.91~4.30		267,787		362,415

			~~W~~	432,787	~~W~~	1,081,015

22. Debentures

Details of debentures as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2019		2018
Debentures in Korean won
Structured debentures	1.74 ~ 5.86	~~W~~	1,458,551	~~W~~	1,296,860
Subordinated fixed rate debentures	2.96 ~ 4.35		3,386,590		3,437,729
Fixed rate debentures	1.35 ~ 3.79		39,171,514		42,203,545
Floating rate debentures	1.52 ~ 2.24		1,580,000		1,650,000

			45,596,655		48,588,134

Fair value adjustments on fair value hedged debentures in Korean won			21,070		19,252
Less: Discount on debentures in Korean won			(30,029)		(33,445)

			45,587,696		48,573,941

Debentures in foreign currencies
Floating rate debentures	2.26 ~ 2.84		2,227,607		1,791,868
Fixed rate debentures	1.60 ~ 4.50		3,094,196		2,951,251

			5,321,803		4,743,119

Fair value adjustments on fair value hedged debentures in foreign currencies			41,406		(24,073)

Less: Discount on debentures in foreign currencies			(15,322)		(14,290)

			5,347,887		4,704,756

		~~W~~	50,935,583	~~W~~	53,278,697

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in debentures based on face value for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,296,860	~~W~~	1,425,241	~~W~~	(1,263,550)	~~W~~	—	~~W~~	1,458,551
Subordinated fixed rate debentures		3,437,729		—		(51,139)		—		3,386,590
Fixed rate debentures		42,203,545		90,534,800		(93,566,831)		—		39,171,514
Floating rate debentures		1,650,000		570,000		(640,000)		—		1,580,000

	~~W~~	48,588,134	~~W~~	92,530,041	~~W~~	(95,521,520)	~~W~~	—	~~W~~	45,596,655

Debentures in foreign currencies
Floating rate debentures		1,791,868		532,380		(33,199)		(63,442)		2,227,607
Fixed rate debentures		2,951,251		595,490		(590,950)		138,405		3,094,196

		4,743,119		1,127,870		(624,149)		74,963		5,321,803

	~~W~~	53,331,253	~~W~~	93,657,911	~~W~~	(96,145,669)	~~W~~	74,963	~~W~~	50,918,458

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	3,662,797	~~W~~	(3,235,231)	~~W~~	—	~~W~~	1,296,860
Subordinated fixed rate debentures		2,913,411		600,000		(75,682)		—		3,437,729
Fixed rate debentures		36,823,365		136,987,100		(131,606,920)		—		42,203,545
Floating rate debentures		728,000		1,160,000		(238,000)		—		1,650,000

	~~W~~	41,334,070	~~W~~	142,409,897	~~W~~	(135,155,833)	~~W~~	—	~~W~~	48,588,134

Debentures in foreign currencies
Floating rate debentures		1,371,392		725,638		(384,230)		79,068		1,791,868
Fixed rate debentures		2,363,486		493,022		—		94,743		2,951,251

		3,734,878		1,218,660		(384,230)		173,811		4,743,119

	~~W~~	45,068,948	~~W~~	143,628,557	~~W~~	(135,540,063)	~~W~~	173,811	~~W~~	53,331,253

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

23. Provisions

Details of provisions as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Provisions for unused loan commitments	~~W~~	208,148	~~W~~	210,677
Provisions for payment guarantees		77,759		75,175
Provisions for financial guarantee contracts		6,063		4,275
Provisions for restoration cost		120,340		108,000
Others		115,619		127,732

	~~W~~	527,929	~~W~~	525,859

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		32,622		(31,408)		(1,214)		365		(365)		—
Transfer to lifetime expected credit losses		(16,932)		17,195		(263)		(975)		1,705		(729)
Impairment		(422)		(1,516)		1,938		(24)		(280)		304
Provision (reversal) for credit losses		(21,171)		18,036		45		(1,763)		4,584		(893)
Others (change of exchange rate, etc.)		324		237		—		274		259		122

Ending	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786

(In millions of Korean won)	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,487	~~W~~	63,407	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages
Transfer to 12-month expected credit losses		25,562		(24,067)		(1,494)		660		(661)		—
Transfer to lifetime expected credit losses		(11,053)		11,381		(327)		(913)		1,055		(141)
Impairment		(481)		(1,333)		1,815		(6)		(87)		93
Provision (reversal) for credit losses		(5,932)		19,374		1,141		(14,702)		(10,069)		(897)
Others (change of exchange rate, etc.)		293		158		—		408		243		183

Ending	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in provisions for financial guarantee contracts for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning[1]	~~W~~	4,275	~~W~~	4,857
Provision (reversal)		1,865		(582)
Others		(77)		—

Ending	~~W~~	6,063	~~W~~	4,275

[1]	The beginning balance for 2018 has been restated in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning	~~W~~	108,000	~~W~~	95,194
Provision		7,037		7,301
Reversal		(7,178)		(2,055)
Used		(5,211)		(3,627)
Unwinding of discount		2,237		2,507
Effects of changes in discount rate		15,455		8,680

Ending	~~W~~	120,340	~~W~~	108,000

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in other provisions for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	—	~~W~~	89,511	~~W~~	127,732
Increase		56,758		2,378		23,863		—		38,025		121,024
Decrease		(54,743)		(3,176)		(16,363)		—		(58,855)		(133,137)

Ending	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	—	~~W~~	68,681	~~W~~	115,619

[1]	As of December 31, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 2,532 million.

(In millions of Korean won)	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		46,277		2,657		2,699		—		24,722		76,355
Decrease		(48,735)		(3,330)		(5,272)		(177)		(94,255)		(151,769)

Ending	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	—	~~W~~	89,511	~~W~~	127,732

[1]	As of December 31, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 26,930 million.

24. Net Defined Benefit Liabilities (assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in the net defined benefit liabilities for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		226,788		—		226,788
Past service cost		2,276		—		2,276
Interest cost (income)		48,795		(43,250)		5,545
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(3,122)		—		(3,122)
Actuarial gains and losses by changes in financial assumptions		61,547		—		61,547
Actuarial gains and losses by experience adjustments		7,458		—		7,458
Return on plan assets (excluding amounts included in interest income)		—		11,116		11,116
Contributions		—		(288,420)		(288,420)
Payments from plans (benefit payments)		(141,820)		141,798		(22)
Payments from the Group		(32,556)		—		(32,556)
Transfer in		7,775		(7,425)		350
Transfer out		(7,517)		7,517		—
Effect of exchange rate changes		(2)		—		(2)
Others		(129)		1		(128)

Ending[1]	~~W~~	2,341,753	~~W~~	(2,088,710)	~~W~~	253,043

[1]	The net defined benefit liabilities of ~~W~~ 253,043 million is calculated by subtracting ~~W~~ 946 million net defined benefit assets from ~~W~~ 253,989 million net defined benefit liabilities

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		208,470		—		208,470
Past service cost		30,218		—		30,218
Gain or loss on settlement		(1,000)		—		(1,000)
Interest cost (income)		51,522		(47,689)		3,833
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		38,894		—		38,894
Actuarial gains and losses by changes in financial assumptions		95,111		—		95,111
Actuarial gains and losses by experience adjustments		33,968		—		33,968
Return on plan assets (excluding amounts included in interest income)		—		22,420		22,420
Contributions		—		(300,245)		(300,245)
Payments from plans (benefit payments)		(103,663)		103,652		(11)
Payments from the Group		(29,583)		—		(29,583)
Transfer in		8,614		(8,394)		220
Transfer out		(8,394)		8,394		—
Effect of exchange rate changes		17		—		17
Others		6,095		(2)		6,093

Ending	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of the net defined benefit liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Present value of defined benefit obligation	~~W~~	2,341,753	~~W~~	2,172,260
Fair value of plan assets		(2,088,710)		(1,910,047)

Net defined benefit liabilities	~~W~~	253,043	~~W~~	262,213

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Current service cost	~~W~~	226,788	~~W~~	208,470
Past service cost[1]		2,276		7,912
Net interest expenses of net defined benefit liabilities		5,545		3,833
Gain or loss on settlement		—		(1,000)

Post-employment benefits[2]	~~W~~	234,609	~~W~~	219,215

[1]	During the year ended December 31, 2018, other provisions (amounting to ~~W~~ 22,306 million as of December 31, 2018) were transferred into net defined benefit liabilities.
.[2]

Including post-employment benefits amounting to ~~W~~ 2,575 million recognized as other operating expense and prepayment of ~~W~~ 121 million recognized as other assets as of and for the year ended December 31, 2019, and post-employment benefits amounting to ~~W~~ 2,047 million recognized as other operating expense and prepayment of ~~W~~ 83 million recognized as other assets for the year ended December 31, 2018.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(11,116)	~~W~~	(22,420)
Actuarial gains and losses		(65,883)		(167,973)
Income tax effects		21,172		52,377

Remeasurements after income tax	~~W~~	(55,827)	~~W~~	(138,016)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The details of fair value of plan assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,087,861	~~W~~	2,087,861
Investment fund		—		849		849

	~~W~~	—	~~W~~	2,088,710	~~W~~	2,088,710

(In millions of Korean won)	2018
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,908,028	~~W~~	1,908,028
Investment fund		—		2,019		2,019

	~~W~~	—	~~W~~	1,910,047	~~W~~	1,910,047

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Key actuarial assumptions used as of December 31, 2019 and 2018, are as follows:

	2019	2018
Discount rate (%)	1.60~2.00	2.00~2.30
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover (%)	0.00~50.00	0.00~50.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2019.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2019, are as follows:

Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.22 decrease	4.48 increase
Salary increase rate (%)	0.5 p.	1.86 increase	6.18 decrease
Turnover (%)	0.5 p.	0.75 decrease	0.67 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2019 are as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits[1]	~~W~~	74,718	~~W~~	153,129	~~W~~	647,074	~~W~~	1,365,073	~~W~~	3,707,746	~~W~~	5,947,740

[1]	Excluded amount to be settled per promotion-incentivized defined contribution plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.7 years.

Expected contribution to plan assets for periods after December 31, 2019 is estimated to be ~~W~~ 215,290 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

25. Other Liabilities

Details of other liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other financial liabilities
Other payables	~~W~~	9,485,597	~~W~~	7,910,887
Prepaid card and debit card		27,555		25,831
Accrued expenses		3,066,445		2,986,210
Financial guarantee liabilities		46,428		43,395
Deposits for letter of guarantees and others		862,968		685,451
Domestic exchange settlement credits		2,079,636		1,689,908
Foreign exchanges settlement credits		114,316		102,187
Borrowings from other business accounts		256		13,166
Other payables from trust accounts		5,216,460		5,285,108
Liability incurred from agency relationships		771,609		605,076
Account for agency businesses		407,475		460,949
Dividend payables		473		2,019
Lease liabilities		544,439		—
Others		5,930		18,120

		22,629,587		19,828,307

Other non-financial liabilities
Other payables		283,771		319,267
Unearned revenue		465,501		378,792
Accrued expenses		716,180		744,863
Deferred revenue on credit card points		206,188		187,459
Withholding taxes		158,992		137,236
Separate account liabilities		5,047,080		5,401,192
Others		229,960		203,880
		7,107,672		7,372,689

	~~W~~	29,737,259	~~W~~	27,200,996

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In millions of Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	Due to the retirement of shares deducted through profits, it is different from the total par value of the shares issued.

Changes in outstanding shares for the years ended December 31, 2019 and 2018, are as follows:

(In number of shares)	2019		2018
Beginning	~~W~~	395,551,297	~~W~~	399,037,583
Increase		—		—
Decrease		(5,916,962)		(3,486,286)

Ending	~~W~~	389,634,335	~~W~~	395,551,297

26.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2019 and 2018 are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	2019		2018
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	—
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		—

				~~W~~	399,205	~~W~~	—

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by KB Kookmin Bank are recognized as non-controlling interests and are early redeemable every five years after the issuance date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

26.3 Capital Surplus

Details of capital surplus as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,413,835		4,412,718

	~~W~~	17,122,777	~~W~~	17,121,660

26.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(234,401)
Exchange differences on translating foreign operations		31,793		(5,784)
Net gains on financial instruments at fair value through other comprehensive income		487,331		450,694
Shares of other comprehensive income of associates and joint ventures		3,318		(4,377)
Cash flow hedges		(27,333)		5,849
Losses on hedges of a net investment in a foreign operation		(41,992)		(33,092)
Other comprehensive income arising from separate account		18,381		15,017
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		(8,954)
Net overlay adjustments		187,077		(7,146)

	~~W~~	348,021	~~W~~	177,806

26.5 Retained Earnings

Details of retained earnings as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Legal reserves[1]	~~W~~	482,807	~~W~~	390,216
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		18,244,738		15,910,225

	~~W~~	19,709,545	~~W~~	17,282,441

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,418,136	~~W~~	3,130,765
Non-controlling interests		1,478		1,354

	~~W~~	3,419,614	~~W~~	3,132,119

The adjustments to the regulatory reserve for credit losses for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won, except earnings per share)	2019		2018
Provision of regulatory reserve for credit losses[1]	~~W~~	287,371	~~W~~	355,363
Adjusted profit after provision of regulatory reserve for credit losses[2,3]		3,017,944		2,705,828
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		7,716		6,824
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		7,659		6,785

[1]

The amount expected to be appropriated for the year ended December 31, 2018 is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

[3]	After deducting dividends on hybrid securities.

26.6 Treasury Shares

Changes in treasury shares outstanding for the years ended December 31, 2019 and 2018, are as follows:

(In number of shares and millions of Korean won)	2019
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares[1]		22,560,240		5,916,962		(2,303,617)		26,173,585
Carrying amount[1]	~~W~~	968,549	~~W~~	267,639	~~W~~	(100,000)	~~W~~	1,136,188

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[1]	For the year ended December 31, 2019, the treasury stock trust agreement of ~~W~~ 300,000 million with Samsung Securities Co., Ltd., which had been signed in 2018, was terminated.

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		3,486,286		—		22,560,240
Carrying amount[1]	~~W~~	755,973	~~W~~	212,576	~~W~~	—	~~W~~	968,549

[1]

For the year ended December 31, 2018, the treasury stock trust agreement of ~~W~~ 300,000 million with Samsung Securities Co., Ltd., which had been signed in 2017, was terminated. In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ~~W~~ 300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2018.

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Interest income
Deposits at fair value through profit or loss	~~W~~	2,685	~~W~~	9,236
Securities measured at fair value through profit or loss		668,377		713,058
Loans measured at fair value through profit or loss		33,001		26,066
Securities measured at fair value through other comprehensive income		774,864		718,327
Loans measured at fair value through other comprehensive income		14,708		2,373
Deposits at amortized cost		150,635		109,155
Equity instruments at amortized cost		599,519		604,709
Loans at amortized cost		12,247,493		11,431,359
Other		147,905		120,286

		14,639,187		13,734,569

Interest expenses
Deposits		3,481,121		3,041,739
Debts		596,425		544,562
Debentures		1,240,566		1,148,729
Other		124,288		94,611

		5,442,400		4,829,641

Net interest income	~~W~~	9,196,787	~~W~~	8,904,928

Interest income recognized on impaired loans is ~~W~~ 54,033 million and ~~W~~ 48,974 million for the years ended December 31, 2019 and 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Fee and commission income
Banking activity fees	~~W~~	214,512	~~W~~	208,443
Lending activity fees		83,916		74,340
Credit & Debit card related fees and commissions		1,316,636		1,360,515
Agent activity fees		172,211		149,585
Trust and other fiduciary fees		388,352		363,767
Fund management related fees		153,798		132,657
Guarantee fees		48,122		44,104
Foreign currency related fees		134,145		124,201
Commissions from transfer agent services		145,846		167,071
Other business account commission on consignment		36,813		36,947
Commissions received on securities business		445,987		518,309
Lease fees		428,195		246,537
Others		310,714		291,244

		3,879,247		3,717,720

Fee and commission expense
Trading activity related fees[1]		28,869		31,889
Lending activity fees		26,040		25,734
Credit & Debit card related fees and commissions		892,391		907,831
Outsourcing related fees		190,312		164,594
Foreign currency related fees		42,902		43,053
Others		343,729		301,243

		1,524,243		1,474,344

Net fee and commission income	~~W~~	2,355,004	~~W~~	2,243,376

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	1,613,946	~~W~~	1,544,892
Equity securities		428,646		571,404

		2,042,592		2,116,296

Derivatives held for trading
Interest rate		2,685,998		2,328,576
Currency		5,251,597		3,764,985
Stock or stock index		2,612,422		1,383,446
Credit		41,548		38,461
Commodity		15,240		8,285
Other		212,731		92,947

		10,819,536		7,616,700

Financial liabilities held for trading		46,750		72,410

Other financial instruments		5,811		22

	~~W~~	12,914,689	~~W~~	9,805,428

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	752,999	~~W~~	850,129
Equity securities		315,743		475,968

		1,068,742		1,326,097

Derivatives held for trading
Interest rate		2,758,205		2,610,305
Currency		5,118,095		3,499,356
Stock or stock index		1,585,086		1,626,007
Credit		42,172		36,747
Commodity		9,437		10,456
Other		190,979		117,741

		9,703,974		7,900,612

Financial liabilities held for trading		94,426		134,287

Other financial instruments		5,704		60

		10,872,846		9,361,056

Net gains or losses on financial instruments held for trading	~~W~~	2,041,843	~~W~~	444,372

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	555,749	~~W~~	667,508

		555,749		667,508

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		1,953,720		760,577

		1,953,720		760,577

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(1,397,971)	~~W~~	(93,069)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other operating income
Revenue related to financial instruments at fair value through other comprehensive income
Gain on redemption of financial instruments at fair value through other comprehensive income	~~W~~	796	~~W~~	259
Gain on sale of financial instruments at fair value through other comprehensive income		222,371		134,875

		223,167		135,134

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		80,746		46,877

		80,746		46,877

Gain on foreign exchange transactions		2,183,703		1,600,161
Dividend income		54,768		83,930
Others		321,244		260,709

	~~W~~	2,863,628	~~W~~	2,126,811

Other operating expenses
Expenses related to financial instruments measured at fair value through other comprehensive income
Losses on redemption of financial instruments measured at fair value through other comprehensive income	~~W~~	—	~~W~~	17
Losses on sale of financial instruments measured at fair value through other comprehensive income		16,975		35,864

		16,975		35,881

Expenses related to financial assets at amortized cost Loss on sale of loans at amortized cost		19,439		9,006

		19,439		9,006

Loss on foreign exchanges transactions		1,970,294		1,539,837
Others		1,920,244		1,672,123

		3,926,952		3,256,847

Net other operating expenses	~~W~~	(1,063,324)	~~W~~	(1,130,036)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	2,557,821	~~W~~	2,512,945
Salaries and short-term employee benefits—others		848,421		870,356
Post-employment benefits—defined benefit plans		231,913		217,085
Post-employment benefits—defined contribution plans		27,924		21,056
Termination benefits		239,790		242,010
Share-based payments		49,418		10,930

		3,955,287		3,874,382

Depreciation and amortization		784,431		408,771

Other general and administrative expenses
Rental expense		109,745		361,344
Tax and dues		238,670		214,683
Communication		48,749		46,661
Electricity and utilities		29,161		28,823
Publication		15,136		16,018
Repairs and maintenance		23,947		22,432
Vehicle		11,537		12,495
Travel		21,452		19,393
Training		31,451		30,310
Service fees		227,631		210,081
Electronic data processing expenses		258,456		189,007
Advertising		228,826		217,244
Others		286,538		266,868

		1,531,299		1,635,359

	~~W~~	6,271,017	~~W~~	5,918,512

31.2 Share-based Payments

31.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of stock grants linked to long-term performance as of December 31, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 18	Jul. 17, 2017	7,826	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Services fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	28,926	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 22	Apr. 01, 2019	3,227	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	11,224	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Deferred grant	2015	10,043	Satisfied
	2016	12,093	Satisfied
	2017	45,728	Satisfied
	2018	8,057	Satisfied

		214,232

Kookmin Bank
Series 72	Aug. 28, 2017	6,742	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Series 74	Jan. 01, 2018	134,465	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 75	Jan. 01, 2019	192,170	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	5,569	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Deferred grant	2015	4,756	Satisfied
Deferred grant	2016	65,419	Satisfied
Deferred grant	2017	95,697	Satisfied
Deferred grant	2018	97,244	Satisfied

		671,671

Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance4, 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223
Stock granted in 2015	—	4,456
Stock granted in 2016	—	23,474
Stock granted in 2017	—	83,459
Stock granted in 2018	—	257,064
Stock granted in 2019	—	241,226

		612,581

		1,498,484

[1]

Granted shares represent the total number of shares initially granted to executives and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2019).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results.
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment
[6]	EPS, Asset Quality

Details of stock grants linked to short-term performance as of December 31, 2019, are as follows:

	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	9,690	Satisfied
Stock granted in 2016	11,783	Satisfied
Stock granted in 2017	12,273	Satisfied
Stock granted in 2018	20,664	Satisfied
Stock granted in 2019	30,504	Proportional to service period
Kookmin Bank
Stock granted in 2015	15,831	Satisfied
Stock granted in 2016	52,855	Satisfied
Stock granted in 2017	55,490	Satisfied
Stock granted in 2018	109,296	Satisfied
Stock granted in 2019	112,445	Proportional to service period
Other subsidiaries
Stock granted in 2015	16,922	Satisfied
Stock granted in 2016	94,201	Satisfied
Stock granted in 2017	238,115	Satisfied
Stock granted in 2018	457,006	Satisfied
Stock granted in 2019	284,888	Proportional to service period

	1,521,963

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2019, are as follows:

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 18	1.34	40,362~44,034	43,659~47,631
Series 19	1.34	38,220~41,775	42,493~46,445
Series 20	1.34	41,135~45,035	43,659~47,631
Series 21	1.34	41,489~46,021	42,336~47,631
Series 22	1.34	41,070~44,926	41,070~44,926
Series 23	1.34	41,070~44,926	41,070~44,926
Series 24	1.34	41,070~44,926	41,070~44,926
Deferred grant in 2015	1.34	—	38,616~47,631
Deferred grant in 2016	1.34	—	42,336~47,631
Deferred grant in 2017	1.34	—	43,659~47,631
Deferred grant in 2018	1.34	—	42,336~47,631
(Kookmin Bank)
Series 72	1.34	43,659~47,631	43,659~47,631
Series 73	1.34	41,253~43,741	43,803~46,445
Series 74	1.34	41,279~45,035	43,659~47,631
Series 75	1.34	41,506~46,021	42,336~47,631
Series 76	1.34	41,070~44,926	41,070~44,926
Series 77	1.34	41,070~44,926	41,070~44,926
Series 78	1.34	38,303~41,900	41,070~44,926
Grant deferred in 2015	1.34	—	44,926~47,631
Grant deferred in 2016	1.34	—	42,336~47,631
Grant deferred in 2017	1.34	—	42,336~47,631
Grant deferred in 2018	1.34	—	42,336~47,631
(Other subsidiaries)
Share granted in 2010	1.34	—	46,281
Share granted in 2011	1.34	—	46,281
Share granted in 2012	1.34	—	44,926~46,281
Share granted in 2013	1.34	—	44,926~47,631
Share granted in 2014	1.34	—	40,065~46,766
Share granted in 2015	1.34	—	41,070~47,676

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Share granted in 2016	1.34	—	39,801~47,631
Share granted in 2017	1.34	35,863~46,817	38,616~47,631
Share granted in 2018	1.34	37,446~45,240	39,801~47,631
Share granted in 2019	1.34	39,878~47,631	41,070~47,631
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2015	1.34	—	38,616~47,631
Share granted in 2016	1.34	—	39,801~47,631
Share granted in 2017	1.34	—	42,336~47,631
Share granted in 2018	1.34	—	42,336~47,631
Share granted in 2019	1.34	—	43,659~46,281
(Kookmin Bank)
Share granted in 2015	1.34	—	42,336~47,631
Share granted in 2016	1.34	—	41,070~47,631
Share granted in 2017	1.34	—	42,336~47,631
Share granted in 2018	1.34	—	42,336~47,631
Share granted in 2019	1.34	—	43,659~46,281
(Other subsidiaries)
Share granted in 2015	1.34	—	38,616~47,631
Share granted in 2016	1.34	—	38,616~47,631
Share granted in 2017	1.34	—	38,616~47,631
Share granted in 2018	1.34	—	38,616~47,631
Share granted in 2019	1.34	—	39,801~46,281

The Group used the volatility of the stock price over the previous year as the expected volatility, used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, and used one-year risk-free interest rate in order to calculate fair value.

As of December 31, 2019 and 2018, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 124,853 million and ~~W~~ 111,058 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 49,418 million and ~~W~~ 10,930 million were incurred during the years ended 2019 and 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

31.2.2 Mileage Stocks

Details of Mileage stock as of December 31, 2019, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~0.02	11,365
	Feb. 03, 2017	43	0.00~0.09	28
	Apr. 03, 2017	82	0.00~0.25	61
	May 22, 2017	20	0.00~0.39	20
	Jul. 03, 2017	52	0.00~0.50	52
	Aug. 07, 2017	29	0.00~0.60	19
	Aug. 08, 2017	5	0.00~0.60	2
	Aug. 16, 2017	204	0.00~0.62	151
	Aug. 17, 2017	40	0.00~0.63	24
	Aug. 24, 2017	387	0.00~0.65	288
	Sept. 08, 2017	83	0.00~0.69	73
	Nov. 01, 2017	120	0.00~0.84	103
	Nov. 06, 2017	106	0.00~0.85	101
	Dec. 06, 2017	105	0.00~0.93	83
	Dec. 26, 2017	255	0.00~0.99	175
	Dec. 29, 2017	114	0.00~0.99	58
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~1.03	15,430
	Feb. 12, 2018	9	0.00~1.12	7
	Apr. 02, 2018	115	0.00~1.25	99
	Apr. 30, 2018	86	0.00~1.33	62
	May 08, 2018	170	0.00~1.35	150
	Jun. 01, 2018	140	0.00~1.42	121
	Jul. 02, 2018	180	0.00~1.50	123
	Aug. 07, 2018	194	0.00~1.60	175
	Aug. 09, 2018	47	0.00~1.61	38
	Aug. 14, 2018	30	0.00~1.62	30
	Aug. 16, 2018	130	0.00~1.62	112
	Sept. 07, 2018	106	0.00~1.68	82
	Oct. 04, 2018	129	0.00~1.76	106
	Nov. 01, 2018	258	0.00~1.84	248
	Nov. 06, 2018	236	0.00~1.85	206
	Dec. 03, 2018	132	0.00~1.92	132
	Dec 04, 2018	21	0.00~1.93	21
	Dec. 07, 2018	91	0.00~1.93	91
	Dec. 12, 2018	64	0.00~1.95	57
	Dec. 18, 2018	271	0.00~1.96	271
	Dec. 19, 2018	42	0.00~1.97	42
	Dec. 31, 2018	127	0.00~2.00	127
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~2.03	25,563

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Feb. 01, 2019	12	0.00~2.09	12
Apr. 01, 2019	167	0.00~2.25	167
Apr. 18, 2019	105	0.00~2.30	105
Apr. 22, 2019	33	0.00~2.31	33
Jul. 01, 2019	109	0.00~2.50	109
Aug. 29, 2019	39	0.00~2.66	39
Sept. 02, 2019	50	0.00~2.67	50
Nov. 01, 2019	119	0.00~2.84	119
Nov. 08, 2019	14	0.00~2.85	14
Dec. 05, 2019	56	0.00~2.93	56
Dec. 06, 2019	84	0.00~2.93	84
Dec. 31, 2019	87	0.00~3.00	87

	79,800		56,771

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of December 31, 2019. These shares are vested immediately at grant date.

As of December 31, 2019 and 2018, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,705 million and ~~W~~ 2,283 million, respectively, and the compensation costs amounting to ~~W~~ 1,334 million and ~~W~~ 1,350 million were recognized for the year ended December 31, 2019 and 2018, respectively.

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other non-operating income
Gain on disposal of property and equipment	~~W~~	35,747	~~W~~	34,238
Rent received		85,720		55,321
Profit on disposal of non-current assets held for sale		2,731		118,716
Others		84,793		37,122

		208,991		245,397

Other non-operating expenses
Loss on disposal in property and equipment		8,587		6,131
Donation		102,711		130,249
Restoration cost		2,902		4,386
Management cost for special bonds		3,382		3,338
Others		64,523		91,502

		182,105		235,606

Net other non-operating income	~~W~~	26,886	~~W~~	9,791

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

33. Income Tax Expense

Income tax expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Tax payable
Current tax expense	~~W~~	1,043,047	~~W~~	1,096,600
Adjustments recognized in the period for current tax of prior years		(51,130)		22,925

		991,917		1,119,525

Changes in deferred income tax assets (liabilities)		285,820		114,345

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		21,172		52,377
Exchange difference in foreign operation		(5,714)		(13,087)
Financial assets measured at fair value through other comprehensive income		(13,168)		(33,329)
Shares of other comprehensive income of associates and joint ventures		(3,147)		1,374
Cash flow hedges		10,537		400
Hedges of a net investment in a foreign operation		3,194		10,292
Other comprehensive income of separate account		(1,301)		(10,864)
Profit or loss related with credit risk change of financial liabilities designated at fair value through profit or loss		4,294		(563)
Net overlay adjustments		(72,817)		(884)

		(56,950)		5,716

Tax expense	~~W~~	1,220,787	~~W~~	1,239,586

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2019 and 2018, follows:

(In millions of Korean won)	2019			2018
	Tax rate (%)	Amount		Tax rate (%)	Amount
Net profit before income tax		~~W~~	4,533,986		~~W~~	4,301,532
Tax at the applicable tax rate[1]	27.27		1,236,484	27.26		1,172,559
Non-taxable income	(0.52)		(23,601)	(0.28)		(11,888)
Non-deductible expense	0.42		19,086	0.64		27,551
Tax credit and tax exemption	(0.01)		(627)	(0.01)		(637)
Temporary difference for which no deferred tax is recognized	(0.11)		(4,860)	0.29		12,260
Deferred tax relating to changes in recognition and measurement	—		(100)	(0.06)		(2,692)
Income tax refund for tax of prior years	(0.2)		(9,105)	(0.19)		(8,135)
Income tax expense of overseas branch	0.11		5,004	0.09		3,882
Effects from change in tax rate	—		—	(0.03)		(1,470)
Others	(0.03)		(1,494)	1.12		48,156

Average effective tax rate and tax expense	26.93	~~W~~	1,220,787	28.82	~~W~~	1,239,586

[1]

Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion to ~~W~~300 billion is 24.2%, for over ~~W~~300 billion is 27.5% as at December 31, 2019 and 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2019 and 2018 were ~~W~~ 759,736 million (~~W~~ 1,920 per share) and ~~W~~ 766,728 million (~~W~~ 1,920 per share) , respectively. The dividend to the shareholders in respect of the year ended December 31, 2019 of 2,210 per share, amounting to total dividends of ~~W~~ 861,092 is to be proposed at the annual general meeting on March 20, 2020. The Group’s financial statements as of December 31, 2019, do not reflect this dividend payable.

35. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(76,999)	~~W~~	—	~~W~~	—	~~W~~	21,172	~~W~~	(290,228)
Exchange differences on translating foreign operations		(5,784)		37,938		5,353		—		(5,714)		31,793
Other comprehensive income related with financial assets at fair value through profit or loss		450,694		106,984		(82,662)		25,483		(13,168)		487,331
Other comprehensive income related with investments in associates and joint ventures		(4,377)		10,842		—		—		(3,147)		3,318
Cash flow hedges		5,849		(65,323)		21,604		—		10,537		(27,333)
Hedges of a net investment in a foreign operation		(33,092)		(13,410)		1,316		—		3,194		(41,992)
Other comprehensive income related with separate account assets		15,017		21,029		(16,364)		—		(1,301)		18,381
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(8,954)		(15,666)		—		—		4,294		(20,326)
Net overlay adjustment		(7,146)		269,643		(2,603)		—		(72,817)		187,077

	~~W~~	177,806	~~W~~	275,038	~~W~~	(73,356)	~~W~~	25,483	~~W~~	(56,950)	~~W~~	348,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	(190,393)	~~W~~	—	~~W~~	—	~~W~~	52,377	~~W~~	(234,401)
Exchange differences on translating foreign operations		(54,700)		46,946		15,057		—		(13,087)		(5,784)
Other comprehensive income related with financial assets at fair value through profit or loss		362,681		134,198		8,521		(21,377)		(33,329)		450,694
Other comprehensive income related with investments in associates and joint ventures		(644)		(5,107)		—		—		1,374		(4,377)
Cash flow hedges		14,887		(24,672)		15,234		—		400		5,849
Hedges of a net investment in a foreign operation		(5,958)		(25,096)		(12,330)		—		10,292		(33,092)
Other comprehensive income related with separate account assets		(13,692)		35,826		3,747		—		(10,864)		15,017
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		2,047		—		—		(563)		(8,954)
Net overlay adjustment		(7,559)		24,458		(23,161)		—		(884)		(7,146)

	~~W~~	188,192	~~W~~	(1,793)	~~W~~	7,068	~~W~~	(21,377)	~~W~~	5,716	~~W~~	177,806

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

36. Earnings per Share

36.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2019 and 2018.

Weighted average number of ordinary shares outstanding:

(in number of shares)	2019[1]		2018
	Number of shares	Accumulated amount	Number of shares	Accumulated amount
Number of issued ordinary shares	415,807,920	152,564,638,665	418,111,537	152,610,711,005
Number of treasury shares	(26,173,585)	(9,801,574,522)	(22,560,240)	(7,888,226,378)

Average number of ordinary shares outstanding	389,634,335	142,763,064,143	395,551,297	144,722,484,627

Number of days		365		365
Weighted average number of ordinary shares outstanding		391,131,683		396,499,958

[1]	Initial date of treasury stock that was deducted by the retirement is December 12, 2019.

Basic earnings per share:

(In Korean won and in number of shares)	2019		2018
Profit attributable to shareholders of the Parent Company	~~W~~	3,311,827,412,557	~~W~~	3,061,191,387,929
Deduction: Dividends on hybrid securities		6,512,500,000		—

Profit attributable to the ordinary equity holders of the Parent Company (A)	~~W~~	3,305,314,912,557	~~W~~	3,061,191,387,929
Weighted average number of ordinary shares outstanding (B)		391,131,683		396,499,958
Basic earnings per share (A / B)	~~W~~	8,451	~~W~~	7,721

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include Stock Grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the year) based on the monetary value of Stock Grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of Stock Grants.

Adjusted profit for diluted earnings per share for the years ended December 31, 2019 and 2018, are as follows:

(In Korean won)	2019		2018
Profit attributable to ordinary equity holders of the Parent Company	~~W~~	3,305,314,912,557	~~W~~	3,061,191,387,929
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	3,305,314,912,557	~~W~~	3,061,191,387,929

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2019 and 2018, are as follows:

(In number of shares)	2019	2018
Weighted average number of ordinary shares outstanding	391,131,683	396,499,958
Adjustment
Stock Grants	2,890,513	2,307,630
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,022,196	398,807,588

Diluted earnings per share for the years ended December 31, 2019 and 2018, are as follows:

(in Korean won and in number of shares)	2019		2018
Adjusted profit for diluted earnings per share	~~W~~	3,305,314,912,557	~~W~~	3,061,191,387,929
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,022,196		398,807,588
Diluted earnings per share	~~W~~	8,389	~~W~~	7,676

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred acquisition costs included in other assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Non-life insurance	~~W~~	786,626	~~W~~	547,831
Life insurance		134,739		119,293

	~~W~~	921,365	~~W~~	667,124

Changes in the deferred acquisition costs for the years ended December 31, 2019 and 2018, are as follows

	2019
(In millions of Korean won)	Beginning		Increase		Depreciate		Ending
Non-life insurance	~~W~~	547,831	~~W~~	815,712	~~W~~	(576,917)	~~W~~	786,626
Life insurance		119,293		117,808		(102,362)		134,739

	~~W~~	667,124	~~W~~	933,520	~~W~~	(679,279)	~~W~~	921,365

	2018
(In millions of Korean won)	Beginning		Increase		Depreciate		Ending
Non-life insurance	~~W~~	267,602	~~W~~	772,650	~~W~~	(492,421)	~~W~~	547,831
Life insurance		130,393		102,552		(113,652)		119,293

	~~W~~	397,995	~~W~~	875,202	~~W~~	(606,073)	~~W~~	667,124

Details of reinsurance assets included in other assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	361,065	~~W~~	360,997
	Automobile insurance		16,555		18,057
	Long-term insurance		130,758		109,751
	Unearned premium reserve
	General insurance		208,820		171,240
	Automobile insurance		19,952		30,864

			737,150		690,909

Life insurance	Reserve for outstanding claims		1,639		1,912
	Unearned premium reserve		408		448

			2,047		2,360

Others	Reserve for outstanding claims		2,563		3,417
	Unearned premium reserve		844		983

			3,407		4,400

Total reinsurance assets			742,604		697,669
Allowance for impairment			1,953		1,916

Total reinsurance assets, net		~~W~~	740,651	~~W~~	695,753

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The changes in reinsurance assets included in other assets for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	360,997	~~W~~	68	~~W~~	361,065
	Automobile insurance		18,057		(1,502)		16,555
	Long-term insurance		109,751		21,007		130,758
	Unearned premium reserve
	General insurance		171,240		37,580		208,820
	Automobile insurance		30,864		(10,912)		19,952

			690,909		46,241		737,150

Life insurance	Reserve for outstanding claims		1,912		(273)		1,639
	Unearned premium reserve		448		(40)		408

			2,360		(313)		2,047

Others	Reserve for outstanding claims		3,417		(854)		2,563
	Unearned premium reserve		983		(139)		844

			4,400		(993)		3,407

Total reinsurance assets			697,669		44,935		742,604
Allowance for impairment			1,916		37		1,953

Total reinsurance assets, net		~~W~~	695,753	~~W~~	44,898	~~W~~	740,651

(In millions of Korean won)		2018
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	480,760	~~W~~	(119,763)	~~W~~	360,997
	Automobile insurance		13,320		4,737		18,057
	Long-term insurance		89,317		20,434		109,751
	Unearned premium reserve
	General insurance		178,586		(7,346)		171,240
	Automobile insurance		14,986		15,878		30,864

			776,969		(86,060)		690,909

Life insurance	Reserve for outstanding claims		1,410		502		1,912
	Unearned premium reserve		490		(42)		448

			1,900		460		2,360

Others	Reserve for outstanding claims		3,670		(253)		3,417
	Unearned premium reserve		1,075		(92)		983

			4,745		(345)		4,400

Total reinsurance assets			783,614		(85,945)		697,669
Allowance for impairment			629		1,287		1,916

Total reinsurance assets, net		~~W~~	782,985	~~W~~	(87,232)	~~W~~	695,753

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.2 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Non-life insurance		Life insurance		Others		Total
Long-term Insurance premium reserve	~~W~~	23,799,607	~~W~~	6,991,247	~~W~~	—	~~W~~	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for participating policyholders’ dividends		117,094		29,745		—		146,839
Unallocated Divisible Surplus to Future Policyholders		46,901		4,202		—		51,103
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		5,784		—		25,874
Guarantee reserve		—		22,229		—		22,229

	~~W~~	27,803,775	~~W~~	7,159,500	~~W~~	3,408	~~W~~	34,966,683

(In millions of Korean won)	2018
	Non-life insurance		Life insurance		Others		Total
Long-term Insurance premium reserve	~~W~~	22,333,503	~~W~~	7,214,765	~~W~~	—	~~W~~	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

	~~W~~	26,043,652	~~W~~	7,364,897	~~W~~	4,400	~~W~~	33,412,949

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The changes in insurance liability for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
		Beginning		Net increase (decrease)[2]		Ending
Non-life insurance	General insurance	~~W~~	1,054,823	~~W~~	10,090	~~W~~	1,064,913
	Automobile insurance		1,492,294		131,552		1,623,846
	Long-term insurance		23,386,279		1,619,799		25,006,078
	Long-term investment contract		110,256		(1,318)		108,938
Life insurance	Pure endowment insurance		5,233,491		2,637		5,236,128
	Death insurance		500,571		142,392		642,963
	Joint insurance		1,621,460		(350,605)		1,270,855
	Group insurance		735		(211)		524
	Other[1]		8,640		391		9,031
Others			4,400		(993)		3,407

Total		~~W~~	33,412,949	~~W~~	1,553,734	~~W~~	34,966,683

(In millions of Korean won)		2018
		Beginning		Net increase (decrease)[2]		Ending
Non-life insurance	General insurance	~~W~~	1,194,260	~~W~~	(139,437)	~~W~~	1,054,823
	Automobile insurance		1,477,569		14,725		1,492,294
	Long-term insurance		21,598,125		1,788,154		23,386,279
	Long-term investment contract		112,509		(2,253)		110,256
Life insurance	Pure endowment insurance		5,249,627		(16,136)		5,233,491
	Death insurance		366,303		134,268		500,571
	Joint insurance		1,782,885		(161,425)		1,621,460
	Group insurance		1,069		(334)		735
	Other[1]		14,183		(5,543)		8,640
Others			4,745		(345)		4,400

Total		~~W~~	31,801,275	~~W~~	1,611,674	~~W~~	33,412,949

[1]	Including policyholder’s profit dividend reserve and Reserve for compensation for losses on dividend-paying insurance contracts
[2]	Including currency translation effect and decrease in liability related to investment contract

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.3 Liability adequacy test

37.3.1 Non-life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2019 and 2018, are as follows:

	Assumptions (%)
	2019	2018	Basis
Long-term insurance
Discount rate	2.47~10.55	0.55~7.32	Applied risk-free rate curve plus liquidity premium presented by Financial Supervisory Service
Expense ratio	6.60	6.43	Reflected future expense plan based on the most recent one-year data
Lapse ratio	1.51~34.13	1.50~31.40	Based on the most recent five years data
Risk rate	13.10~1037.3	9.00~724.00	The rate of insurance claim payments to risk premiums based on historical data for the latest seven years
General insurance
Expense ratio	11.38	10.42	Ratio of maintenance costs incurred to earned premiums by the types of contracts for the most recent year
Loss adjustment expense ratio	4.54	4.63	Ratio of loss adjustment expenses incurred to insurance claim payments by the type of contracts within for the most recent three years
Claim settlement ratio	64.95	63.77	Ratio of insurance claims incurred to earned premiums by the type of contracts for the most recent five years
Automobile insurance
Expense ratio	9.94	10.11	Ratio of maintenance costs incurred to earned premiums by the type of collaterals for the most recent year
Loss adjustment expense ratio	8.84	9.09	Ratio of loss adjustment expenses incurred to insurance claims paid by the type of collaterals for the most recent three years
Claim settlement ratio	78.44	77.51	Ratio of insurance claims incurred to earned premiums by the type of collaterals for the most recent five years

The results of liability adequacy test as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall (surplus)
General insurance	~~W~~	365,234	~~W~~	296,800	~~W~~	(68,434)
Automobile insurance		1,123,450		1,071,076		(52,374)
Long-term insurance		19,743,658		9,741,865		(10,001,793)

	~~W~~	21,232,342	~~W~~	11,109,741	~~W~~	(10,122,601)

(In millions of Korean won)	2018
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall (surplus)
General insurance	~~W~~	341,439	~~W~~	279,756	~~W~~	(61,683)
Automobile insurance		1,020,861		967,236		(53,625)
Long-term insurance		18,419,316		7,471,174		(10,948,142)

	~~W~~	19,781,616	~~W~~	8,718,166	~~W~~	(11,063,450)

[1]

Long-term insurance is for premium reserves and unearned premium reserves; the premium reserve is the amount deducted from the unearned premiums and insurance contract loans in accordance with Article 6-3 of the Insurance Supervisory Regulation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

As a result of adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.3.2 Life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2019 and 2018, are as follows:

Assumptions (%)
	2019	2018	Basis
Surrender rate	0~65.39	0~64.95	The ratio of cancelled premiums to premiums by product group, method of payment, channel, and elapsed period calculated based on the most recent five-year experience statistics
Rate of claim	11~132	8~122	The ratio of incidents by collateral, gender, elapsed period to the number of holding insurances based on the most recent seven-year experience statistics
Discount rate	(2.61)~15.53	(1.82)~13.71	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of December 31, 2019 and 2018 are as follows:

(In millions of Korean won)		2019
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,514	~~W~~	55,118	~~W~~	24,604
	Non-participating		180,058		43,196		(136,862)

Variable interest type	Participating		1,037,148		1,056,841		19,693
	Non-participating		5,335,572		4,966,835		(368,737)

Variable type			(36,500)		(148,878)		(112,378)

Total		~~W~~	6,546,792	~~W~~	5,973,112	~~W~~	(573,680)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)		2018
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,571	~~W~~	54,157	~~W~~	23,586
	Non-participating		133,784		92,856		(40,928)

Variable interest type	Participating		1,087,049		1,088,218		1,169
	Non-participating		5,544,265		5,052,604		(491,661)

Variable type			(31,235)		(119,511)		(88,276)

Total		~~W~~	6,764,434	~~W~~	6,168,324	~~W~~	(596,110)

As a result of adequacy test, the group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.4 Insurance Income and Expense

Insurance income and expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Insurance Income
	Premium income	~~W~~	11,173,367	~~W~~	10,730,227
	Reinsurance income		850,871		873,053
	Reversal of policy reserves		993		344
	Separate account income		216,429		360,664
	Income of change in reinsurance assets		42,432		—
	Other insurance income		33,090		10,782

			12,317,182		11,975,070

Insurance Expense
	Insurance claims paid		5,046,772		4,415,760
	Dividend expense		9,902		9,400
	Refunds of surrender value		2,870,543		2,855,573
	Reinsurance expense		1,018,007		947,560
	Provision of policy reserves		1,547,264		1,608,519
	Separate account expenses		139,810		276,412
	Insurance operating expenses		453,016		418,646
	Deferred acquisition costs		679,279		606,073
	Expenses of change in reinsurance assets		314		89,621
	Claim survey expenses paid		52,123		38,782
	Other insurance expenses		200,640		218,608

			12,017,670		11,484,954

Net insurance income		~~W~~	299,512	~~W~~	490,116

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.5 Risk management of insurance

37.5.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making the Group unable to cover the actual claims payment in the future.

37.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and outlines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and various subsequent measures such as the adjustments in the interest rate and sales conditions, termination of selling specific product and others are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group aims at policy holders’ safety and its stable profit achievement. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

37.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior one year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2019 and 2018, as follows:

	2019
(In millions of Korean won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	999,348	~~W~~	101,613	~~W~~	(579,922)	~~W~~	521,039
Automobile		2,101,780		—		(40,067)		2,061,713
Long-term		2,550,236		—		(367,904)		2,182,332

	~~W~~	5,651,364	~~W~~	101,613	~~W~~	(987,893)	~~W~~	4,765,084

	2018
(In millions of Korean won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	943,770	~~W~~	91,440	~~W~~	(526,026)	~~W~~	509,184
Automobile		1,940,602		—		(63,720)		1,876,882
Long-term		2,285,378		—		(326,337)		1,959,041

	~~W~~	5,169,750	~~W~~	91,440	~~W~~	(916,083)	~~W~~	4,345,107

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.5.4 Concentration of Insurance risk

The Group is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. The Group’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover severe level of risk, although there is rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and the Group controls the risk through joint acquisition.

Loss development tables

The Group uses claim development of payments and the estimated ultimate claims for the years where the accident has occurred, in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Loss development tables as of December 31, 2019 and 2018, are as follows:

<2019>

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	~~W~~	125,161	~~W~~	144,565	~~W~~	147,031	~~W~~	147,616	~~W~~	148,995
2016.1.1 ~ 2016.12.31		145,618		167,818		171,205		178,265		—
2017.1.1 ~ 2017.12.31		168,409		200,704		204,538		—		—
2018.1.1 ~ 2018.12.31		200,280		237,111		—		—		—
2019.1.1 ~ 2019.12.31		220,474		—		—		—		—

		859,942		750,198		522,774		325,881		148,995

Gross cumulative claim payments (B)
2015.1.1 ~ 2015.12.31		93,443		129,765		137,157		141,218		143,985
2016.1.1 ~ 2016.12.31		108,098		151,283		162,059		170,353		—
2017.1.1 ~ 2017.12.31		132,430		184,333		193,811		—		—
2018.1.1 ~ 2018.12.31		153,770		216,705		—		—		—
2019.1.1 ~ 2019.12.31		185,832		—		—		—		—

		673,573		682,086		493,027		311,571		143,985

Difference (A-B)	~~W~~	186,369	~~W~~	68,112	~~W~~	29,747	~~W~~	14,310	~~W~~	5,010

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	1,131,945	~~W~~	1,156,535	~~W~~	1,170,968	~~W~~	1,179,458	~~W~~	1,179,323	~~W~~	1,179,514	~~W~~	1,180,458
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		1,214,524		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		—		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		—		—		—		—		—		—

		9,214,176		7,698,163		6,279,145		4,949,262		3,658,627		2,394,038		1,180,458

Gross cumulative claim payments(B)
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		1,178,158
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		—		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		—		—		—		—		—		—

		7,644,412		7,433,630		6,155,033		4,886,136		3,627,384		2,384,102		1,178,158

Difference (A-B)	~~W~~	1,569,764	~~W~~	264,533	~~W~~	124,112	~~W~~	63,126	~~W~~	31,243	~~W~~	9,936	~~W~~	2,300

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year	After 2 years	After 3 years	After 4 years	After 5 years	After 6 years	After 7 years
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	709,602	965,587	997,607	1,003,646	1,006,025	1,007,041	1,008,589
2014.1.1 ~ 2014.12.31	789,087	1,083,048	1,114,821	1,119,206	1,122,192	1,123,240	—
2015.1.1 ~ 2015.12.31	885,476	1,219,393	1,256,051	1,266,881	1,270,967	—	—
2016.1.1 ~ 2016.12.31	1,064,744	1,437,573	1,485,839	1,500,403	—	—	—
2017.1.1 ~ 2017.12.31	1,184,224	1,614,903	1,670,929	—	—	—	—
2018.1.1 ~ 2018.12.31	1,372,706	1,881,046	—	—	—	—	—
2019.1.1 ~ 2019.12.31	1,626,481	—	—	—	—	—	—

	7,632,320	8,201,550	6,525,247	4,890,136	3,399,184	2,130,281	1,008,589

Gross cumulative claim payments(B)
2013.1.1 ~ 2013.12.31	671,500	953,494	989,957	999,944	1,003,715	1,005,796	1,007,865
2014.1.1 ~ 2014.12.31	744,944	1,065,792	1,104,468	1,114,341	1,119,531	1,122,378	—
2015.1.1 ~ 2015.12.31	836,471	1,205,130	1,248,475	1,262,528	1,269,557	—	—
2016.1.1 ~ 2016.12.31	1,017,243	1,424,948	1,477,415	1,496,556	—	—	—
2017.1.1 ~ 2017.12.31	1,130,868	1,599,227	1,682,978	—	—	—	—
2018.1.1 ~ 2018.12.31	1,319,613	1,868,434	—	—	—	—	—
2019.1.1 ~ 2019.12.31	1,574,696	—	—	—	—	—	—

	7,295,335	8,117,025	6,483,293	4,873,369	3,392,803	2,128,174	1,007,865

Difference (A-B)	336,985	84,525	41,954	16,767	6,381	2,107	724

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

<2018>

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	127,903	~~W~~	144,915	~~W~~	146,430	~~W~~	146,533	~~W~~	146,508
2015.1.1 ~ 2015.12.31		125,170		145,637		148,165		151,594		—
2016.1.1 ~ 2016.12.31		145,618		168,119		171,506		—		—
2017.1.1 ~ 2017.12.31		168,409		201,100		—		—		—
2018.1.1 ~ 2018.12.31		201,014		—		—		—		—

		768,114		659,771		466,101		298,127		146,508

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		94,901		129,652		136,689		141,170		142,217
2015.1.1 ~ 2015.12.31		93,443		130,430		137,854		142,645		—
2016.1.1 ~ 2016.12.31		108,098		151,583		162,360		—		—
2017.1.1 ~ 2017.12.31		132,430		184,716		—		—		—
2018.1.1 ~ 2018.12.31		153,770		—		—		—		—

		582,642		596,381		436,903		283,815		142,217

Difference (A-B)	~~W~~	185,472	~~W~~	63,390	~~W~~	29,198	~~W~~	14,312	~~W~~	4,291

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2012.1.1 ~ 2012.12.31	~~W~~	1,117,650	~~W~~	1,146,779	~~W~~	1,155,529	~~W~~	1,162,075	~~W~~	1,164,774	~~W~~	1,166,470	~~W~~	1,165,352
2013.1.1 ~ 2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		1,179,514		—
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		—		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		—		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		—		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		—		—		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		—		—		—		—		—		—

		8,740,033		7,373,135		6,075,807		4,816,602		3,556,259		2,345,984		1,165,352

Gross cumulative claim payments(B)
2012.1.1 ~ 2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		1,160,769
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		—
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		—		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		—		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		—		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		—		—		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		—		—		—		—		—		—

		7,250,802		7,110,329		5,954,135		4,753,375		3,529,347		2,335,295		1,160,769

Difference (A-B)	~~W~~	1,489,231	~~W~~	262,806	~~W~~	121,672	~~W~~	63,227	~~W~~	26,912	~~W~~	10,689	~~W~~	4,583

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	789,087	~~W~~	1,083,048	~~W~~	1,114,821	~~W~~	1,119,206	~~W~~	1,122,192
2015.1.1 ~ 2015.12.31		885,476		1,219,393		1,256,051		1,266,881		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		—		—		—		—

		5,296,237		5,354,917		3,856,711		2,386,087		1,122,192

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		—		—		—		—

		5,049,139		5,295,097		3,830,358		2,376,869		1,119,531

Difference (A-B)	~~W~~	247,098	~~W~~	59,820	~~W~~	26,353	~~W~~	9,218	~~W~~	2,661

37.5.5 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on discount rate, loss ratio and insurance operating expenses ratio which are considered to have significant influence on future cash flow, timing and uncertainty. According to result of sensitivity analysis there is no material influence on the equity and net profit before tax.

(In millions of Korean won)
	Assumption	2019
	change	Effect on LAT
Surrenders and termination rates	+10%	~~W~~	488,191
	-10%		(541,208)
Loss ratio	+10%		4,319,256
	-10%		(4,319,256)
Insurance operating expenses ratio	+10%		326,915
	-10%		(326,915)
Discount rate	+0.5%		(1,426,729)
	-0.5%		1,732,166

(In millions of Korean won)
	Assumption	2018
	change	Effect on LAT
Surrenders and termination rates	+10%	~~W~~	599,778
	-10%		(658,755)
Loss ratio	+10%		4,348,655
	-10%		(4,348,655)
Insurance operating expenses ratio	+10%		347,179
	-10%		(347,179)
Discount rate	+0.5%		(1,295,369)
	-0.5%		1,554,782

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.5.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. The Group manages payment of refunds payable at maturity by analyzing maturity of insurance.

Premium reserve’s maturity structure as of December 31, 2019 and 2018, as follows:

	2019[1]
(In millions of Korean won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	57,532	~~W~~	258,436	~~W~~	84,349	~~W~~	43,141	~~W~~	125,622	~~W~~	569,080
Linked		527,467		2,578,004		2,085,054		777,340		13,336,668		19,304,533

		584,999		2,836,440		2,169,403		820,481		13,462,290		19,873,613

Annuity
Non-linked		10		543		2,244		3,714		1,075		7,586
Linked		273		70,180		367,710		1,245,176		2,227,054		3,910,393

		283		70,723		369,954		1,248,890		2,228,129		3,917,979

Asset-linked
Linked		27,389		—		—		—		—		27,389
Total
Non-linked		57,542		258,979		86,593		46,855		126,697		576,666
Linked		555,129		2,648,184		2,452,764		2,022,516		15,563,722		23,242,315

	~~W~~	612,671	~~W~~	2,907,163	~~W~~	2,539,357	~~W~~	2,069,371	~~W~~	15,690,419	~~W~~	23,818,981

[1]	Includes long-term investment contract amounting to ~~W~~ 108,938 million.

	2018[1]
(In millions of Korean won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	27,477	~~W~~	301,842	~~W~~	94,503	~~W~~	41,129	~~W~~	95,851	~~W~~	560,802
Linked		419,874		2,774,991		2,169,861		726,859		11,900,385		17,991,970

		447,351		3,076,833		2,264,364		767,988		11,996,236		18,552,772

Annuity
Non-linked		5		251		2,279		3,736		1,327		7,598
Linked		200		58,182		339,662		1,176,168		2,194,381		3,768,593

		205		58,433		341,941		1,179,904		2,195,708		3,776,191

Asset-linked
Linked		—		27,480		—		—		—		27,480
Total
Non-linked		27,482		302,093		96,782		44,865		97,178		568,400
Linked		420,074		2,860,653		2,509,523		1,903,027		14,094,766		21,788,043

	~~W~~	447,556	~~W~~	3,162,746	~~W~~	2,606,305	~~W~~	1,947,892	~~W~~	14,191,944	~~W~~	22,356,443

[1]	Includes long-term investment contract amounting to ~~W~~ 110,255 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.5.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, only the insurers rated above BBB- of S&P rating are accepted for the insurance contracts.

As of December 31, 2019, there are 153 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	64.14%	AA
SWISS RE	10.81%	AAA
SCOR RE	2.77%	AAA

Exposures to credit risk related to reinsurance as of December 31, 2019 and 2018 as follows:

(In millions of Korean won)	2019		2018
Reinsurance assets[1]	~~W~~	735,196	~~W~~	688,993
Net receivables from reinsurers[2]		328,177		398,575

	~~W~~	1,063,373	~~W~~	1,087,568

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts of after allowance for loan losses

37.5.8 Interest risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize unexpected loss. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves less costs of termination deductions plus unearned premium reserve. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2019 and 2018, are as follows:

i) Exposure to interest rate risk

(In millions of Korean won)	2019
Liabilities
Fixed interest rate	~~W~~	534,236
Variable interest rate		21,911,393

		22,445,629

Assets
Due from financial institutions at amortized cost and cash equivalents		108,559
Financial assets at fair value through profit or loss		4,560,512
Financial assets at fair value through other comprehensive income		2,984,738
Financial assets at amortized cost		8,163,485
Loans at amortized cost		6,924,597

	~~W~~	22,741,891

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
Liabilities
Fixed interest rate	~~W~~	560,471
Variable interest rate		20,332,094

		20,892,565

Assets
Due from financial institutions at amortized cost and cash equivalents		100,701
Financial assets at fair value through profit or loss		4,257,959
Financial assets at fair value through other comprehensive income		2,691,744
Financial assets at amortized cost		7,718,337
Loans at amortized cost		6,877,139

	~~W~~	21,645,880

ii) Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

iii) Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall when interest rates fall, value and duration of assets and liabilities increase. Where duration of assets is shorter than that of liabilities with the interest rates fall, the interest risk is increased since the incremental portion of liabilities exceeds that of assets.

iv) Negative spread risk control

In order to manage the reverse margins risk between interest expenses from liabilities and investment incomes on assets, the Group set the disclosure rate every month considering the market interest rate and the managing portfolio’s profit ratio.

37.6 Risk management of life insurance

37.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

The Group measures only insurance price risk under RBC requirement because life insurance claim payout is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment.

37.6.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group’s reinsurance is ceded through the following process:

i.

In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

37.6.3 The characteristic and exposure of insurance price risk

The exposure of insurance price risk is measured by the risk premium for all insurance contracts held for one year prior to the calculation date. The premium for risk retention is calculated by adding direct insurance premium and reinsurance assumed premium, and deducting reinsurance ceded premium (which is paid to reinsurance companies). If the holding risk premium is less than zero, the exposure of the insurance price is measured as zero.

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

The maximum exposures to insurance price risk as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	12,882	~~W~~	9,033
Disability		754		424
Hospitalization		1,260		642
Operation and diagnosis		4,419		2,211
Actual losses for medical expense		1,053		396
Others		1,066		411

	~~W~~	21,434	~~W~~	13,117

(In millions of Korean won)	2018
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	13,264	~~W~~	6,758
Disability		858		296
Hospitalization		1,287		358
Operation and diagnosis		3,936		1,031
Actual losses for medical expense		1,059		85
Others		1,019		96

	~~W~~	21,423	~~W~~	8,624

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2019 and 2018, were 57.8 % and 67.6%, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019				2018
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
Variable annuity	~~W~~	429,970	~~W~~	2,565	~~W~~	359,617	~~W~~	2,688
Variable universal		91,988		3,095		84,783		4,129
Variable saving		734,661		516		542,035		396

	~~W~~	1,256,619	~~W~~	6,176	~~W~~	986,435	~~W~~	7,213

[1]	Excluding the amount of the lapsed reserve

37.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For interest sensitive insurance, credit rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and return rate of asset management according to Article 6-12 of the Regulation on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate as required by the Regulation on Supervision of Insurance Business.

37.6.5 Premium reserves and unearned premium reserves residual maturity

Premium reserve’s maturity structure as of December 31, 2019 and 2018, as follows:

(In millions of Korean won)
	2019
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	984,945	~~W~~	280,733	~~W~~	665,241	~~W~~	525,699	~~W~~	345,664	~~W~~	4,188,965	~~W~~	6,991,247

(In millions of Korean won)
	2018
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	984,201	~~W~~	530,322	~~W~~	777,690	~~W~~	575,712	~~W~~	341,112	~~W~~	4,005,728	~~W~~	7,214,765

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.6.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on surrender rate, rate of claim, expense rate, discount rate and others which are considered to have significant influence on future cash flow, timing and uncertainty.

(In millions of Korean won)
	Assumption	2019
	change	Effect on LAT
Surrender rate	+10%	~~W~~	50,666
	-10%		(56,115)
Rate of claim	+10%		22,786
	-10%		(23,456)
Expense rate	+10%		31,315
	-10%		(31,315)
Discount rate	+10%		(370,094)
	-10%		424,632

(In millions of Korean won)
	Assumption	2018
	change	Effect on LAT
Surrender rate	+10%	~~W~~	42,328
	-10%		(47,157)
Rate of claim	+10%		20,223
	-10%		(20,540)
Expense rate	+10%		24,671
	-10%		(24,671)
Discount rate	+10%		(316,446)
	-10%		382,418

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37.7 The Overlay Approach

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	166,891	~~W~~	172,777
Debt securities		7,955,286		7,044,081
Equity securities		52,250		81,949

	~~W~~	8,174,427	~~W~~	7,298,807

Changes of net overlay adjustments for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Beginning	~~W~~	(7,146)
Recognization of other comprehensive income due to acquisition and valuation		196,110
Reclassification to profit or loss due to disposal		(1,887)

Ending		187,077

(In millions of Korean won)	2018
Beginning[1]	~~W~~	(7,559)
Recognization of other comprehensive loss due to acquisition and valuation		17,205
Reclassification to profit or loss due to disposal		(16,792)

Ending		(7,146)

[1]	Calculated based on Korean IFRS 1109
[2]	Amounts are net of tax

38. Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	~~W~~	4,384,959	~~W~~	137,017	~~W~~	4,259,441	~~W~~	127,994
Unconsolidated		51,685,885		2,206,184		47,644,193		1,609,587

	~~W~~	56,070,844	~~W~~	2,343,201	~~W~~	51,903,634	~~W~~	1,737,581

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant transactions between the Group and the trust accounts for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Revenues
Fees and commissions from trust accounts	~~W~~	542,150	~~W~~	496,424
Interest income from loans on trust accounts		4,261		5,586
Commissions from early termination in trust accounts		119		88

	~~W~~	546,530	~~W~~	502,098

Expenses
Interest expenses due to trust accounts	~~W~~	65,706	~~W~~	61,454

Receivables
Accrued trust fees	~~W~~	74,992	~~W~~	72,085
Due from trust accounts		92,866		109,357

	~~W~~	167,858	~~W~~	181,442

Payables
Due to trust accounts	~~W~~	5,216,460	~~W~~	5,285,108
Accrued interest on due to trust accounts		10,136		10,547

	~~W~~	5,226,596	~~W~~	5,295,655

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Cash	~~W~~	2,311,418	~~W~~	2,186,035
Checks with other banks		383,500		872,166
Due from Bank of Korea		8,607,911		9,098,891
Due from other financial institutions		9,535,049		8,117,398

		20,837,878		20,274,490

Due from financial institutions at fair value through profit or loss		216,367		381,718

		21,054,245		20,656,208

Restricted cash from financial institutions		(13,372,966)		(12,347,627)
Due from financial institutions with original maturities over three months		(1,557,554)		(1,665,765)

		(14,930,520)		(14,013,392)

	~~W~~	6,123,725	~~W~~	6,642,816

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant non-cash transactions for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Decrease in loans due to the write-offs	~~W~~	1,188,584	~~W~~	1,079,435
Changes in financial instruments due to conversion of investment		104,815		22,286
Changes in accumulated other comprehensive income due to valuation of financial investments at fair value through other comprehensive income		35,490		119,182
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		7,695		(3,733)
Changes in other payables due to treasury stock trust agreement, etc		—		6,678

Cash inflows and outflows from income tax, interests and dividends for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	2019		2018
Income tax paid	Operating	~~W~~	1,223,084	~~W~~	759,013
Interest received	Operating		14,936,705		13,958,806
Interest paid	Operating		5,365,595		4,369,345
Dividends received	Operating		185,846		235,243
Dividends paid	Financial		766,249		766,728

Changes in liabilities arising from financing activities

Changes in liabilities and assets that arising from financing activities for the year ended December 31, 2019 are as follows:

(In millions of Korean won)

	2019
					Non-cash changes
	Beginning		Net cash flows		Acquisition (Disposal)		Changes in foreign exchange rates		Changes in fair value		Business Combination		Other changes		Ending
Derivatives held for hedging[1]	~~W~~	8,049	~~W~~	(28,631)	~~W~~	—	~~W~~	—	~~W~~	139,771	~~W~~	—	~~W~~	67,912	~~W~~	187,101
Debts		86,283,531		2,537,391		—		397,571		67,297		(602,388)		71,041		88,754,443
Other payables from trust accounts		5,285,108		(68,648)		—		—		—		—		—		5,216,460
Change of Non-controlling equity		9,110		574,580		—		345		—		—		1,372		585,407
Others		167,128		(95,723)		766,259		35,591		—		—		(4,699)		868,556

	~~W~~	91,752,926	~~W~~	2,918,969	~~W~~	766,259	~~W~~	433,507	~~W~~	207,068	~~W~~	(602,388)	~~W~~	135,626	~~W~~	95,611,967

[1].	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The net cash outflow associated with the change of the subsidiaries for the year ended December 31, 2019 was ~~W~~ 91,592 million.

40. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	161,314	~~W~~	196,517
Other payment guarantees		746,823		597,636

		908,137		794,153

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		155,151		208,926
Letter of guarantees		49,754		53,210
Bid bond		37,765		51,528
Performance bond		718,097		604,311
Refund guarantees		1,022,646		592,925
Other payment guarantees in foreign currency		2,935,939		2,539,900

		4,919,352		4,050,800

Financial guarantees
Payment guarantees for mortgage		47,384		50,497
Overseas debt guarantees		406,680		311,796
International financing guarantees in foreign currencies		231,685		110,070
Other financing payment guarantees		230,000		270,000

		915,749		742,363

		6,743,238		5,587,316

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,845,508		1,745,340
Refund guarantees		654,497		686,843

		2,500,005		2,432,183

	~~W~~	9,243,243	~~W~~	8,019,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Payment guarantees that are exposed to credit risk as of December 31, 2019, are as follows:

(In millions of Korean won)
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired		Total
Confirmed payment guarantees
Grade 1	~~W~~	4,220,046	~~W~~	696	~~W~~	—	~~W~~	4,220,742
Grade 2		2,105,637		38,271		—		2,143,908
Grade 3		93,074		81,317		—		174,391
Grade 4		18,773		172,440		—		191,213
Grade 5		—		2,873		10,111		12,984

		6,437,530		295,597		10,111		6,743,238

Unconfirmed acceptances and guarantees
Grade 1		1,228,258		1,289		—		1,229,547
Grade 2		1,121,159		32,413		—		1,153,572
Grade 3		17,091		20,957		—		38,048
Grade 4		4,236		62,964		—		67,200
Grade 5		—		170		11,468		11,638

		2,370,744		117,793		11,468		2,500,005

	~~W~~	8,808,274	~~W~~	413,390	~~W~~	21,579	~~W~~	9,243,243

Acceptances and guarantees by counterparty as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,962,004	~~W~~	1,904,346	~~W~~	7,866,350	85.10
Small companies		650,612		397,539		1,048,151	11.34
Public and others		130,622		198,120		328,742	3.56

	~~W~~	6,743,238	~~W~~	2,500,005	~~W~~	9,243,243	100.00

(In millions of Korean won)	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,775,838	~~W~~	1,901,951	~~W~~	6,677,789	83.27
Small companies		617,458		423,947		1,041,405	12.99
Public and others		194,020		106,285		300,305	3.74

	~~W~~	5,587,316	~~W~~	2,432,183	~~W~~	8,019,499	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Acceptances and guarantees by industry as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	260,974	~~W~~	23,999	~~W~~	284,973	3.08
Manufacturing		3,373,220		1,627,840		5,001,060	54.11
Service		1,187,516		88,158		1,275,674	13.80
Whole sale & Retail		1,126,976		597,998		1,724,974	18.66
Construction		467,114		20,590		487,704	5.28
Public sector		107,481		81,895		189,376	2.05
Others		219,957		59,525		279,482	3.02

	~~W~~	6,743,238	~~W~~	2,500,005	~~W~~	9,243,243	100.00

(In millions of Korean won)	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	72,071	~~W~~	3,736	~~W~~	75,807	0.95
Manufacturing		2,981,245		1,451,657		4,432,902	55.27
Service		931,680		84,586		1,016,266	12.67
Whole sale & Retail		998,333		723,367		1,721,700	21.47
Construction		280,146		40,988		321,134	4.00
Public sector		165,571		36,256		201,827	2.52
Others		158,270		91,593		249,863	3.12

	~~W~~	5,587,316	~~W~~	2,432,183	~~W~~	8,019,499	100.00

Commitments as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Commitments
Corporate loan commitments	~~W~~	41,930,407	~~W~~	37,340,727
Retail loan commitments		42,582,736		41,335,454
Credit line on credit cards		60,667,219		54,488,133
Purchase of other security investment and others		6,617,253		5,426,058

		151,797,615		138,590,372

Financial Guarantees
Credit line		2,340,141		2,447,369
Purchase of security investment		591,500		436,800

		2,931,641		2,884,169

	~~W~~	154,729,256	~~W~~	141,474,541

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Other Matters (including litigation)

a) The Group has filed 102 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 458,195 million, and faces 207 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 193,002 million, which arose in the normal course of the business and are still pending as of December 31, 2019.

b) Kookmin bank made a construction contract building the integrated company building, amounting to ~~W~~ 155,546 million; for the year ended December 31, 2019, the Bank has paid ~~W~~ 41,598 million.

c) As at December 31, 2019, Kookmin Bank has entered into construction contracts amounting to ~~W~~ 250,458 million related to the construction of The K Project(IT infrastructure construction business needed KB’s Digital Transformation to cope with change of IT technology and finance environment), and payments made up to December 31, 2019 amount to ~~W~~ 60,462 million.

d) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 372 million as of December 31, 2019 and 2018, respectively.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 11 and 113 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 444 million and ~~W~~ 6,906 million as of December 31, 2019. A provision liability of ~~W~~ 2,549 million and ~~W~~ 9,888 million have been recognized for these pending lawsuits. In addition, the Group took out the personal information protection liability insurance. On the other hand, the further appeals can be filed against the Group, however, the final outcome cannot be reasonably measured.

f) As of December 31, 2019, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the right of shares to a third party without the written consent of Kolao Holdings for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired. Meanwhile, according to the agreement, KB KOLAO LEASING Co., LTD. disposes affiliated receivables, which are overdue for more than three months, of Kolao Holdings to Lanexang Leasing Co., Ltd.

g) KB Securities is a professional private equity investment firm which sells private investment funds that loans capital to corporations (borrowers) who invest in rental apartment of disables in Australia. KB Securities sold ~~W~~ 326,500 million in funds and trusts to individuals and institutional investors. However, KB Securities is in probable of a loss of investment principal because the operation of the funds became impossible due to a contract breach of a local borrower. In this regard, one lawsuit has been filed with the Group and there is a possibility of further lawsuits as of December 31, 2019. The expected loss from the lawsuit is reflected as provision and the result of the lawsuit is unpredictable as of now.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

h) Regarding Lime Asset Management, KB Securities is holding PIS(Portfolio Index Swap) contract in related to Lime Thetis Qualified Investor Private Investment Trust No.2 and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1, which are suspended to repurchase in fourth quarter of 2019 and KB Securities holds beneficiary certificates and TRS contracts as underlying asset amount to ~~W~~ 403,700 million. On the other hand, KB Securities has sold feeder fund of applicable funds amounts to ~~W~~ 68,100 million. Lime Asset Management conducted a due diligence on the assets of the suspended fund through an external evaluation agency and adjusted the base price based on the results of the due diligence. The Group measured the fair values of the fund and linked TRS based on the fund base price, which is adjusted by Lime Asset Management reflecting the results of the due diligence. Lime Asset Management has a repurchase and management plan in place, however, at the current status, either the availability or timing of repurchase of the fund cannot be predicted. There is possibility of lawsuit to be filed in the future, but the impact on the financial statements is unpredictable as of now.

i) Kookmin Bank signed a contract to take over a 70 percent share in Prasak(PRASAC Microfinance Institution Limited), a microcreditary finance company in Cambodia, for US$ 603 million from an existing stockholder on January 6, 2020. The Group is required to report this contract to the domestic and foreign financial authorities for approval in order to complete the contract.

The Group has signed an agreement with the existing shareholders of PRASAC. Existing shareholders of PRASAC have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjustment book amount at the end of 2021 within six months from the issue date of the audit report or date when the adjusted book amount is confirmed. If existing shareholders do not exercise put option within the exercise period, the Group has the right of call option to buy the shares of existing shareholders within six months of the end of the put option exercisable period. All stockholders are restricted from selling shares or additional pledge before exercising the put option and call option.

j) KB Kookmin Card signed a stock sale agreement to acquire 80% of the shares of PT. Finansia Multi Finance, Indonesian financial company, for US$ 81 million in December 2019 and paid US$ 16 million in December 2019. In addition, KB Kookmin Card entered into a contract to acquire bonds, which includes the right to exchange 5% of PT. Finansia Multi Finance shares, issued by PT. Finansia Multi Finance shareholders for US$ 5 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

41. Subsidiaries

Details of subsidiaries as of December 31, 2019, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00%	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00%	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00%	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00%	Korea	Dec. 31	Credit card and installment finance
	KB Asset Management Co., Ltd.	100.00%	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00%	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00%	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00%	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00%	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00%	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00%	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00%	Korea	Dec. 31	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00%	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London)[6]	100.00%	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank(China) Ltd.	100.00%	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00%	Myanmar	Dec. 31	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 39 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB Haeoreum private securities investment trust 83(Bond)	99.94%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Kiwoom Frontier Private placement fund 10[Bond]	99.90%	Korea	Dec. 31	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8	99.96%	Korea	Dec. 31	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92%	Korea	Dec. 31	Capital investment
	NH-AMUNDI Global Private Securities Investment Trust 1USD(BOND)	77.78%	Korea	Dec. 31	Capital investment
	KB KBSTAR Mid-Long Term KTB Active ETF3	87.53%	Korea	Dec. 31	Capital investment
	Samsung KODEX 10Y F-SKTB Inverse	98.56%	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 3rd(USD)	99.50%	Korea	Dec. 31	Capital investment
	KB Europe Renewable Specialized Investment NO.2(EUR)(SOC- FoFs)[3]	50.00%	Korea	Dec. 31	Capital investment
	KB Korea Short Term Premium Private Securities 10 (USD)(BOND)[3]	50.00%	Korea	Dec. 31	Capital investment
	AIP US Red Private Real Estate Trust NO.10	99.97%	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00%	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00%	China	Dec. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.70%	Vietnam	Dec. 31	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 64 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB NA COMPASS Energy Private Special Asset Fund[3]	29.67%	Korea	Dec. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.86%	Korea	Dec. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.51%	Korea	Dec. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	79.67%	Korea	Dec. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.64%	Korea	Dec. 31	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00%	Korea	Dec. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00%	Korea	Dec. 31	Capital investment
	Hyundai Dynamic Mix Securities Feeder Investment Trust No.1	99.99%	Korea	Dec. 31	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00%	Korea	Dec. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	82.06%	Korea	Dec. 31	Capital investment
	DGB Private real estate Investment Trust No.8	98.77%	Korea	Dec. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96%	Cayman islands	Dec. 31	Capital investment
	Mangrove Feeder Fund	100.00%	Cayman islands	Dec. 31	Capital investment
	LB Ireland Private Real Estate Investment Trust 8	96.64%	Korea	Dec. 31	Capital investment
	KTB Aircraft Private Investment Trust No.21-1	99.61%	Korea	Dec. 31	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No.15	99.50%	Korea	Dec. 31	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	54.84%	Korea	Dec. 31	Capital investment
	Hyundai Strong-small Corporate Trust[Stock]	91.61%	Korea	Dec. 31	Capital investment
	Capstone US Professional Investment Private Fund #6	99.79%	Korea	Dec. 31	Capital investment
	JB Dry Street Private Fund1	100.00%	Korea	Dec. 31	Capital investment
	JB Australia108 Private Fund1	100.00%	Korea	Dec. 31	Capital investment
	JB Forge Private Fund1	100.00%	Korea	Dec. 31	Capital investment
	JB Hall Street Private Fund1	100.00%	Korea	Dec. 31	Capital investment
	JB Margaret Street Private Fund1	100.00%	Korea	Dec. 31	Capital investment
	LB UK Private Real Estate Investment Trust No.18	100.00%	Korea	Dec. 31	Capital investment
	LB UK Private Real Estate Investment Trust No.19	100.00%	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00%	United States of America	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00%	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00%	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00%	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00%	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00%	Korea	Dec. 31	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs) [3]	41.67%	Korea	Dec. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	KB CHILE SOLAR FUND	80.00%	Korea	Dec. 31	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21%	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 1[3]	50.00%	Korea	Dec. 31	Capital investment
	Hana Landchip Real estate Private Fund 58th	99.99%	Korea	Dec. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.79%	Korea	Dec. 31	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.37%	Korea	Dec. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.82%	Korea	Dec. 31	Financial investment
	KB SAUDI SEPCO II Private Special Asset Fund	80.00%	Korea	Dec. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36%	Korea	Dec. 31	Financial investment
	Hyundai Star Private Real Estate Investment Trust No. 14	99.98%	Korea	Dec. 31	Financial investment
	Vogo debt strategy private real estate fund VII	99.25%	Korea	Dec. 31	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80%	Korea	Dec. 31	Capital investment
	KB Peru Transmission Facility Investment Private Fund	99.08%	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36%	Korea	Dec. 31	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14%	Korea	Dec. 31	Capital investment
	KB AU Infigen Energy Private Special Asset Fund 2[3]	47.37%	Korea	Dec. 31	Capital investment
	KB North American Loan Specialty Private Real Estate Investment Trust 3rd3	36.12%	Korea	Dec. 31	Capital investment
	Multi Asset Global Private Debt Fund 6	99.62%	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	90.00%	Cambodia	Dec. 31	Banking
	KB Kookmin Card 3rd Securitization Co., Ltd. and 3 others[2]	0.50%	Korea	Dec. 31	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00%	Korea	Dec. 31	Trust asset management
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co.,Ltd	100.00%	China	Dec. 31	General advisory
	KB Star Office Private Real Estate Feeder fund 3-2	88.00%	Korea	Dec. 31	Capital investment
	KB Asset Management Singapore Pte, Ltd.	100.00%	Singapore	Dec. 31	Collective investment
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)[3]	36.56%	Korea	Dec. 31	Capital investment
	KB Active Investor Securities Investment Trust(Derivatives Mixed)	71.16%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	KB G2 Plus Korea Securities Fund(Equity)	52.51%	Korea	Dec. 31	Capital investment
	KB Hedge Fund Solution Mixed Asset Fund(FoFs)	97.62%	Korea	Dec. 31	Capital investment
	KB OCIO Global Asset Allocation Private Fund 1	83.69%	Korea	Dec. 31	Capital investment
	KB Global Big data Research Securities Feeder Fund(Equity)(H)	99.49%	Korea	Dec. 31	Capital investment
	KB Long-term Total Return Performance Fee Securities Investment Trust(Equity-mixed)	56.94%	Korea	Dec. 31	Capital investment
	KB GLOBAL ESG SECURITIES FEEDER FUND(USD)(EQUITY)	53.80%	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 5[3]	37.11%	Korea	Dec. 31	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (H) C-F	50.36%	Korea	Dec. 31	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (UH) C-F	85.52%	Korea	Dec. 31	Capital investment
	KB Global Alpha Opportunity Securities Investor Trust (Mixed-Redirect)[3]	33.66%	Korea	Dec. 31	Capital investment
	KB Best More Dream Mixed Assets Self-Investment Trust	79.73%	Korea	Dec. 31	Capital investment
	KB Korea Equity EMP Solution Securities Fund(Equity-FoFs)[3]	45.26%	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33%	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33%	Korea	Dec. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00%	Korea	Dec. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00%	Korea	Dec. 31	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00%	Korea	Dec. 31	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00%	Korea	Dec. 31	Capital investment
	KB Culture & Global Digital Contents Fund Limited partnership[4]	22.50%	Korea	Dec. 31	Capital investment
	KB Gross Capital Fund[4]	32.30%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00%	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50%	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[4]	34.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd.,	KB Global Infra Private Special Asset Fund No.5[3]	45.46%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd.,	KB Global Infra Private Special Asset Fund No.6[3]	45.46%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Life Insurance Co., Ltd..	KB digital innovation&growth New Technology Business Investment Fund	100.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.51%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Investment Co., Ltd.	KB Global Platform Fund	100.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Life Insurance Co., Ltd., KB real estimate trust co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00%	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.,	KB KBSTAR Mid-Long Term KTB Active ETF[3]	37.59%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.,	KOREIT BIEN Specialized Private Equity Private Investment Trust No. 1	100%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB Mezzanine Private Security Investment Trust No.3[3]	25.33%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB New Renewable Energy Private Special Asset Fund 1	100.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Core Blind Private Estate Fund 1st	100.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.,	KB Mezzanine Private Security Investment Trust No.2[3]	40.74%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Securities Co., Ltd.	Meritz Private Real Estate Fund 9-2	100.00%	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance Co., Ltd. KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	77.30%	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88%	Korea	Dec. 31	Capital investment
.	KB Neo Paradigm Agriculture Venture[4]	50.00%	Korea	Dec. 31	Capital investment
.	KB New Paradigm Fisheries Venture Fund[4]	33.33%	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	99.04%	Korea	Dec. 31	Capital investment
	KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	99.23%	Korea	Dec. 31	Capital investment
	KB Onkookmin TDF 2030 Master Fund(Fofs) [3]	27.82%	Korea	Dec. 31	Capital investment
	KB Onkookmin TDF 2045 Master Fund(Fofs) [3]	32.68%	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB life Insurance Co.	KB AU Infigen Energy Private Special Asset Fund	100.00%	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Star Office Private Real Estate Investment Trust No.5	KB Wise Star Private Real Estate Feeder Fund 2nd	88.23%	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd	KB North American Loan Specialty Private Real Estate Investment Trust 1st	100.00%	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00%	Laos	Dec. 31	Auto Installment Finance
KB Wise Star Private Real Estate Feeder Fund 1st	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44%	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 3	52.31%	Korea	Dec. 31	Capital investment
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	66.56%	Korea	Dec. 31	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100.00%	Cayman islands	Dec. 31	Capital investment
KBFG Securities Hongkong Ltd.	Global Investment Opportunity Limited	100.00%	Malaysia	Dec. 31	Finance and Real Estate Investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.86%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Hyundai Value Plus Securities Feeder Investment Trust 1 and Hyundai Kidzania Equity Feeder Trust No.1	Hyundai Value Plus Securities Master Investment Trust	100.00%	Korea	Dec. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.48%	Korea	Dec. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Hyundai Quant Long Short Securities Master Investment Trust	100.00%	Korea	Dec. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00%	Luxemburg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00%	Luxemburg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	100.00%	Germany	Dec. 31	Real estate investment
AGRAF Real Estate Holding No.1, Senningerberg	HD1 Grundstucksgesellschaft mbH & Co. KG	100.00%	Germany	Dec. 31	Real estate investment
AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	100.00%	Germany	Dec. 31	Real estate investment
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18%	United States of America	Dec. 31	Real estate investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00%	United States of America	Dec. 31	Real estate investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90%	United States of America	Dec. 31	Real estate investment
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00%	United States of America	Dec. 31	Real estate investment
LB Ireland Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00%	Ireland	Dec. 31	Real estate investment
KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Multiasset Income Securities Master Fund(Bond Mixed-FoFs)	87.00%	Korea	Dec. 31	Capital investment
KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20 Master Fund(Fofs)	86.00%	Korea	Dec. 31	Capital investment
KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	86.00%	Korea	Dec. 31	Capital investment
Mirae Asset Triumph Global Privately placed feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00%	Korea	Dec. 31	Capital investment
Mirae Asset Triumph Global Privately placed feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00%	Korea	Dec. 31	Capital investment
KB Global Core Bond Securities feeder Fund(Bond)	KB Global Core Bond Securities Master Fund(Bond)	100.00%	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Global Big data Research Securities Master Fund(Equity)(H)	KB Global Big data Research Securities Master Fund(Equity)(H)	100.00%	Korea	Dec. 31	Capital investment
KB Global Good Investment ESG Securities feeder Fund(Equity)(H), KB Best More Dream Mixed Assets Self-Investment Trust	KB GLOBAL ESG SECURITIES FEEDER FUND(USD)	100.00%	Korea	Dec. 31	Capital investment
KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (H), KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (UH) C-F, KB Best More Dream Mixed Assets Self-Investment Trust	KB Global Core REITs Real Estate Investment Fund (Indirect)	100.00%	Korea	Dec. 31	Capital investment
KB Global Alpha Opportunity Securities Investor Trust (Mixed-Redirect), KB Best More Dream Mixed Assets Self-Investment Trust	KB Global Alpha Opportunity Securities Parent Investment Trust (Mixed-Redirect)	100.00%	Korea	Dec. 31	Capital investment
KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect), KB Best More Dream Mixed Assets Self-Investment Trust	KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect)	100.00%	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st, KB Wise Star Private Real Estate Feeder Fund 2nd	KB Wise Star Jongno Tower Real Estate Master Fund	100.00%	Korea	Dec. 31	Capital investment
KB Core Blind Private Estate Fund 1st	KB Wise Star Private Real Estate Feeder Fund 3rd3	46.90%	Korea	Dec. 31	Capital investment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	Lumen International Developments	100.00%	Luxemburg	Dec. 31	Capital investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00%	Luxemburg	Dec. 31	Capital investment
LB UK Private Real Estate Investment Trust No.18, etc	Hillswood Finco Ltd.	100.00%	Jersey	Dec. 31	Capital investment
LB UK Private Real Estate Investment Trust No.18, etc	Hillswood Holdings Ltd.	100.00%	Jersey	Dec. 31	Capital investment
LB UK Private Real Estate Investment Trust No.18, etc	Hillswood Holding Property Unit Trust	100.00%	Jersey	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Hillswood Holding Property Unit Trust, etc	Hillswood Property Unit Trust	100.00%	Jersey	Dec. 31	Capital investment
Hyundai Strong-small Corporate Trust No.1	Hyundai Strong-small Corporate Master Trust	80.43%	Korea	Dec. 31	Capital investment

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the Group. The transferred assets and liabilities due to this business combination are ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively.

Structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other related parties are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The condensed financial information of major subsidiaries as of December 31, 2019 and 2018, and for the years ended December 31, 2019 and 2018, is as follows:

(In millions of Korean won)

	2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the year		Total comprehensive income (loss) for the year
Kookmin Bank[1]	~~W~~	387,425,038	~~W~~	358,420,805	~~W~~	29,004,233	~~W~~	20,817,431	~~W~~	2,439,079	~~W~~	2,428,154
KB Securities Co., Ltd.[1,2]		47,816,512		43,131,858		4,684,654		8,053,363		257,893		261,639
KB Insurance Co., Ltd.[1,2]		36,552,368		32,689,460		3,862,908		12,661,927		234,327		366,362
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		3,102,186		316,546		306,251
KB Asset Management Co., Ltd.[1]		310,018		114,776		195,242		148,780		48,899		48,490
KB Capital Co., Ltd.1,		11,190,568		10,036,077		1,154,491		931,694		117,028		115,524
KB Life Insurance Co., Ltd.[1,2]		9,801,905		9,186,567		615,338		1,506,417		15,963		63,107
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		119,899		61,713		61,672
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		92,435		16,301		15,433
KB Investment Co., Ltd.[1]		756,972		542,221		214,751		99,822		11,311		11,310
KB Data System Co., Ltd.		41,690		20,999		20,691		158,067		4,664		4,282
KB Credit Information Co., Ltd.		27,834		12,936		14,898		38,278		(256)		(337)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)

	2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the year		Total comprehensive income (loss) for the year
Kookmin Bank[1]	~~W~~	356,959,258	~~W~~	330,291,392	~~W~~	26,667,866	~~W~~	18,089,885	~~W~~	2,259,198	~~W~~	2,186,979
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		6,667,005		178,850		204,903
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		11,977,601		262,266		317,067
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		3,045,039		286,599		261,667
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		1,305,231		14,824		25,062
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		130,027		39,586		40,154
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		734,499		111,939		111,758
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		85,346		11,018		10,832
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		114,660		47,004		46,813
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		114,914		14,532		14,529
KB Credit Information Co., Ltd.		26,276		11,041		15,235		35,219		185		95
KB Data System Co., Ltd.		40,197		23,788		16,409		131,374		2,942		1,705

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 3,498,818 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 24 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 592,435 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2019, are as follows:

Company	Description
KBAM Shanghai Advisory Services Co.,Ltd and 38 others	Holds over than a majority of the ownership interests

KBH the 5th L.L.C and 70 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB New Renewable Energy Private Special Asset Fund 1 and 15 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Culture & Global Digital Contents Fund Limited partnership and 2 others	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the year ended December 31, 2019, are as follows:

Company	Description

KH the 4th L.L.C and 59 others	Lost the right of variable returns due to the releasing debt

KB Evergreen Private Securities Fund 98(Bond) and 6 others	Liquidation

Hyundai China Index Plus Securities Investment Trust No.1 and 13 others	Disposal

KB Everyone TDF 2035 Securities Investment Trust—Bond Balanced-Fund of Funds and 7 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

42. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans and stocks to SOC and real estate Granting loans and stocks to ships/aircrafts SPC Project financing, such as mergers and acquisitions	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts Mergers and acquisitions	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Trusts	Management of financial trusts; • Development trust • Mortgage trust • Management trust • Disposal trust • Distribution and management trust • Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	54,206,404	~~W~~	180,236,568	~~W~~	2,287,172	~~W~~	99,012,931	~~W~~	335,743,075
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		132,685		9,846,278		—		2,405,228		12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

		4,910,284		10,561,340		360,587		8,504,809		24,337,020

Liabilities
Deposits		523,086		90,131		—		409,246		1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

		524,448		90,209		—		425,643		1,040,300

Maximum exposure to loss[1]
Holding assets		4,910,284		10,561,340		360,587		8,504,809		24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Payment guarantee and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	~~W~~	7,419,548	~~W~~	14,551,784	~~W~~	389,014	~~W~~	11,978,973	~~W~~	34,339,319

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	43,775,805	~~W~~	121,481,888	~~W~~	519,609	~~W~~	125,240,129	~~W~~	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		129,367		7,934,662		—		3,846,725		11,910,754
Derivative financial assets		—		23,794		—		4,089		27,883
Loans at amortized cost		3,987,339		391,665		34,000		635,840		5,048,844
Financial investments		—		8,636		—		6,040,008		6,048,644
Investment in associates		—		258,594		—		—		258,594
Other assets		1,719		48,872		109,357		17,046		176,994

	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713

Liabilities
Deposits	~~W~~	970,890	~~W~~	81,502	~~W~~	—	~~W~~	291,465	~~W~~	1,343,857
Derivative financial liabilities		—		6,232		—		1,285		7,517
Other liabilities		1,334		59		—		28,373		29,766

	~~W~~	972,224	~~W~~	87,793	~~W~~	—	~~W~~	321,123	~~W~~	1,381,140

Maximum exposure to loss[1]
Holding assets	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713
Purchase and investment commitments		—		3,345,947		—		1,094,489		4,440,436
Unused credit		6,789		1,450		—		2,211,226		2,219,465
Payment guarantee and loan commitments		1,582,943		—		—		519,633		2,102,576

	~~W~~	5,708,157	~~W~~	12,013,620	~~W~~	143,357	~~W~~	14,369,056	~~W~~	32,234,190

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

43. Lease

43.1 The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in statement of financial position as of December 31, 2019 and January 1, 2019, are as follows:

(In millions of Korean won)	December 31, 2019		January 1, 2019
Right-of-use property and equipment[1]
Real estate	~~W~~	518,795	~~W~~	554,363
Vehicles		13,542		17,557
Others		18,543		17,268
Right-of-use intangible assets[1]		9,698		21,063

	~~W~~	560,578	~~W~~	610,251

Lease liabilities[1]	~~W~~	544,439	~~W~~	555,636

[1]	It is included in property and equipment, intangible assets and other liabilities.

43.2 The amounts recognized in the consolidated statement of comprehensive income

The amount related to lease recognized in the consolidated statement of comprehensive income for the years ended December 31, 2019 is as follows:

(In millions of Korean won)	2019
Depreciation and amortization of right-of-use assets
Real estate	~~W~~	251,465
Vehicles		19,594
Others		10,345
Intangible asset		9,893

	~~W~~	291,297

Interest expenses on the lease liabilities	~~W~~	12,720
Expense relating to short-term leases		2,209
Expense relating to leases of low-value assets that are not short-term leases		5,416
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		15

The total cash outflow for leases in 2019 was ~~W~~ 228,312 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

43.3 Finance lease - 2018

43.3.1 The Group as a finance lessee

The future minimum lease payments classified as a finance lease as at December 31, 2018 is as follows:

(In millions of Korean won)	2018
Net carrying amount of finance lease assets	~~W~~	34,002

Minimum lease payment
Within 1 year		6,827
1-5 years		3,553

	~~W~~	10,380

Present value of minimum lease payment
Within 1 year		6,705
1-5 years		3,456

	~~W~~	10,161

43.3.2 The Group as a finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Total lease investment		Present value of minimum lease payment
Within 1 year	~~W~~	654,104	~~W~~	367,937
1-5 years		1,085,208		569,939
Later than 5 years		773		748

	~~W~~	1,740,085	~~W~~	938,624

(In millions of Korean won)	2018
	Total lease investment		Present value of minimum lease payment
Within 1 year	~~W~~	710,532	~~W~~	387,721
1-5 years		1,225,265		565,152

	~~W~~	1,935,797	~~W~~	952,873

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Unearned interest income of finance lease as of December 31, 2019 and 2018 is as follows:

(In millions of Korean won)	2019		2018
Total lease investment	~~W~~	1,740,085	~~W~~	1,935,797
Net lease investment
Present value of minimum lease payment		938,624		952,873
Present value of Non-guaranteed residual value		639,075		786,359

		1,577,699		1,739,232

Unearned interest income	~~W~~	162,386	~~W~~	196,565

43.4 Operating lease

43.4.1 The Group as a operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31 2018, are as follows:

(In millions of Korean won)	2018
Minimum lease payment
Within 1 year	~~W~~	179,384
1-5 years		299,900
Over 5 years		111,906

	~~W~~	591,190

Minimum sublease payment	~~W~~	(6,561)

The lease payment reflected in profit or loss for the years ended December 31, 2018, is as follows:

(In millions of Korean won)	2018
Lease payment reflected in profit or loss
Minimum lease payment	~~W~~	221,305
Sublease payment		(1,804)

	~~W~~	219,501

43.4.2 The Group as a operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Minimum lease receipts
Within 1 year	~~W~~	577,490	~~W~~	304,204
1-5 years		1,432,354		985,097
Over 5 years		682,165		280,084

	~~W~~	2,692,009	~~W~~	1,569,385

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

44. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Associates and joint ventures
Balhae Infrastructure Fund	Fee and commission income	~~W~~	6,743	~~W~~	6,691
Korea Credit Bureau Co., Ltd.	Interest expense		21		127
	Fee and commission income		1,056		1,194
	Insurance income		3		—
	Fee and commission expense		2,541		1,909
	Other operating expense		—		4
KoFC KBIC Frontier Champ 2010-5(PEF) [1]	Fee and commission income		—		197
KB GwS Private Securities Investment Trust	Fee and commission income		851		851
Incheon Bridge Co., Ltd.	Interest income		8,612		9,426
	Interest expense		483		296
	Fee and commission income		—		9
	Fee and commission expense		7		2
	Insurance income		284		365
	Gains on financial assets/liabilities at fair value through profit or loss		4,975		2,655
	Reversal for credit losses		5		6
	Provision for credit losses		1		1
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		178		210
Aju Good Technology Venture Fund	Interest expense		22		30
KB Star Office Private Real Estate Investment Trust No.1	Interest income		370		370
	Interest expense		208		93
	Fee and commission income		435		435
RAND Bio Science Co., Ltd.	Interest expense		5		3
	Other non-operating expense		843		—
Inno Lending Co., Ltd. [1]	Fee and commission income		—		1
SY Auto Capital Co., Ltd.	Interest income		1,016		1,279
	Interest expense		1		—
	Fee and commission income		34		73
	Fee and commission expense		389		840
	Insurance income		32		33
	Other operating income		689		621
	Other operating expense		288		415
	Reversal for credit losses		13		—
	Provision for credit losses		—		14
Food Factory Co., Ltd.	Interest income		41		9
	Insurance income		4		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Fee and commission expense	12	1
	Gains on financial assets/liabilities at fair value through profit or loss	60	30
	Reversal for credit losses	—	1
	Provision for credit losses	1	1
KB Pre IPO Secondary Venture Fund 1st	Interest expense	7	27
	Fee and commission income	110	110
Builton Co., Ltd. [1]	Interest income	1	4
	Insurance income	1	2
	Losses on financial assets/liabilities at fair value through profit or loss	—	1
KB Private Equity Fund III	Fee and commission income	480	521
Wise Asset Management Co., Ltd.	Interest expense	2	9
Acts Co., Ltd.	Interest income	1	—
	Insurance income	1	2
	Gains on financial assets/liabilities at fair value through profit or loss	30	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	1,851
	Other non-operating expense	—	1,246
Dongjo Co., Ltd.	Reversal for credit losses	—	31
	Insurance income	2	2
A-PRO Co., Ltd.	Interest income	19	—
	Interest expense	4	1
	Fee and commission expense	17	—
	Insurance income	4	5
POSCO-KB Shipbuilding Fund	Fee and commission income	490	490
	Interest expense	—	81
Dae-A Leisure Co., Ltd.	Interest expense	8	9
Paycoms Co., Ltd.	Interest income	10	10
	Insurance income	1	1
	Gains on financial assets/liabilities at fair value through profit or loss	125	125
Bungaejangter Inc. [1]	Interest income	—	60
Big Dipper Co., Ltd.	Reversal for credit losses	—	2
KB-KDBC New Technology Business Investment Fund	Interest expense	58	39
	Fee and commission income	449	322
KBTS Technology Venture Private Equity Fund	Fee and commission income	730	305
KB-SJ Tourism Venture Fund	Fee and commission income	422	314
JLK INSPECTION Inc. [1]	Interest income	—	6
	Interest expense	1	—
TESTIAN Inc.[1]	Interest income	3	4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Gains on financial assets/liabilities at fair value through profit or loss	—	83
Rainist Co., Ltd.	Fee and commission income	39	—
	Interest expense	—	2
IWON ALLOY CO.,LTD.	Insurance income	2	1
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	33	10
	Gains on financial assets/liabilities at fair value through profit or loss	947	—
	Losses on financial assets/liabilities at fair value through profit or loss	2,120	—
Hasys.	Gains on financial assets/liabilities at fair value through profit or loss	136	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	136
	Insurance income	50	4
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Losses on financial assets/liabilities at fair value through profit or loss	72	—
	Interest expense	89	21
	Fee and commission income	735	108
Spark Biopharma, Inc[1].	Interest expense	59	25
KB No.8 Special Purpose Acquisition Company[1]	Interest expense	—	17
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,330
KB No.9 Special Purpose Acquisition Company[1]	Interest expense	(23)	43
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,256
	Gains on financial assets/liabilities at fair value through profit or loss	—	48
KB No.10 Special Purpose Acquisition Company[1]	Interest expense	18	30
	Gains on financial assets/liabilities at fair value through profit or loss	3,066	121
KB No.11 Special Purpose Acquisition Company[1]	Interest expense	9	12
	Gains on financial assets/liabilities at fair value through profit or loss	118	56
KB No.17 Special Purpose Acquisition Company	Fee and commission income	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,384	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Interest expense	28	—
KB No.18 Special Purpose Acquisition Company	Fee and commission income	263	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,898	—
	Interest expense	28	—
KB No.19 Special Purpose Acquisition Company	Fee and commission income	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,044	—
	Interest expense	8	—
KB No.20 Special Purpose Acquisition Company	Interest expense	3	—
KB SPROTT Renewable Private Equity Fund I	Fee and commission income	490	—
KB-Stonebridge Secondary Private Equity Fund [1]	Fee and commission income	1,444	—
	Losses on financial assets/liabilities at fair value through profit or loss	32	—
KOSESEUJITO CO., LTD	Losses on financial assets/liabilities at fair value through profit or loss	5	—
CWhy Inc	Insurance income	3	—
Stratio, Inc.	Interest expense	1	—
NEXOLON CO.,LTD.[1]	Interest expense	2	—
CellinCells Co., Ltd	Interest expense	19	—
Bomapp Inc.	Interest expense	1	—
	Insurance income	1	—
KB Social Impact Investment Association	Fee and commission income	121	—
KB-Solidus Global Healthcare Fund	Fee and commission income	81	—
BNF Corporation Ltd.	Interest income	7	—
	Gains on financial assets/liabilities at fair value through profit or loss	158	—
	Provision for credit losses	1	—
KB Cape No.1 Private Equity Fund	Fee and commission income	97	—
ALS Co., Ltd.[1]	Interest income	194	—
Hyundai-Tongyang Agrifood Private Equity Fund [1]	Fee and commission income	—	151
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	90	116
MJT&I Co., Ltd.	Insurance income	1	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Doosung Metal Co., Ltd.	Insurance income	—	1
Other
Retirement pension	Fee and commission income	939	876
	Interest expense	4	3

[1]	Excluded from the Group’s related party as of December 31, 2019.

Meanwhile, the Group purchased installment financial assets from SY Auto Capital Co., Ltd. amounts to ~~W~~ 1,393,346 million and ~~W~~ 881,502 million for the years ended December 31, 2019 and 2018.

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	~~W~~	1,718	~~W~~	1,708
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		43		22
	Deposits		17,966		15,674
	Provisions		1		—
	Insurance contract liabilities		2		—
	Other liabilities		—		98
KB GwS Private Securities Investment Trust	Other assets		641		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		37,857		32,882
	Loans at amortized cost (Gross amount)		147,707		158,206
	Allowances for loan losses		12		15
	Other assets		520		736
	Deposits		45,447		43,666
	Provisions		10		10
	Insurance contract liabilities		108		113
	Other liabilities		346		24
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		89		90
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance contract liabilities		1		2
Dae-A Leisure Co., Ltd.	Deposits		753		1,229
	Other liabilities		14		7
Aju Good Technology Venture Fund	Deposits		5,456		6,439
	Other liabilities		2		2
Doosung Metal Co., Ltd.	Deposits		—		3
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		4
	Other assets		136		136
	Deposits		8,293		7,946

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Other liabilities	66	58
KBTS Technology Venture Private Equity Fund	Financial assets at fair value through profit or loss	3,540	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Financial assets at fair value through profit or loss	2,678	—
	Deposits	13,118	18,813
	Other liabilities	4	7
KB-Stonebridge Secondary Private Equity Fund	Financial assets at fair value through profit or loss	713	—
KB IGen Private Equity Fund No.1	Deposits	147	148
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss	2,000	—
RAND Bio Science Co., Ltd.	Deposits	4,452	232
	Loans at amortized cost (Gross amount)	1	1
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	41,990	48,356
	Allowances for loan losses	4	18
	Other assets	63	94
	Deposits	8	5
	Provisions	13	11
	Insurance contract liabilities	13	6
	Other liabilities	70	102
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	590	530
	Loans at amortized cost (Gross amount)	1,992	200
	Allowances for loan losses	2	1
	Other assets	1	1
	Deposits	1,073	68
	Insurance contract liabilities	4	3
	Other liabilities	1	—
KB Pre IPO Secondary Venture Fund 1st	Deposits	2,955	1,115
	Other liabilities	1	1
Builton Co., Ltd. [1]	Other assets	—	1
	Financial assets at fair value through profit or loss	—	399
	Loans at amortized cost (Gross amount)	—	2
	Deposits	—	7
	Insurance contract liabilities	—	1
Wise Asset Management Co., Ltd.	Deposits	21	696
	Other liabilities	—	2
Acts Co., Ltd.	Intangible assets	—	530
	Deposits	1	29
	Other liabilities	100	530
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,157	1,032

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Deposits	1	1
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	11	5
	Deposits	6	182
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	7,088
	Other liabilities	4	3
A-PRO Co., Ltd.	Loans at amortized cost (Gross amount)	2,019	—
	Insurance contract liabilities	2	2
	Deposits	3,201	2,201
	Other liabilities	1	—
JLK Inspection, Inc. [1]	Financial assets at fair value through profit or loss	—	7,300
TESTIAN Inc. [1]	Other assets	—	1
	Financial assets at fair value through profit or loss	—	615
IWON ALLOY CO.,LTD.	Insurance contract liabilities	1	2
CARLIFE CO.,LTD.	Deposits	—	2
COMPUTERLIFE CO.,LTD.	Deposits	1	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,419	3,051
	Other liabilities	2	35
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	8	4
Hasys.	Financial assets at fair value through profit or loss	6,000	5,864
	Insurance contract liabilities	37	29
SKYDIGITAL INC	Deposits	25	16
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	7,504	2,504
	Deposits	—	1
Spark Biopharma, Inc. [1]	Financial assets at fair value through profit or loss	—	6,500
	Deposits	—	2,630
	Other liabilities	—	19
HEYBIT, Inc.	Financial assets at fair value through profit or loss	250	250
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	726	516
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	—
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	—
	Loans at amortized cost (Gross amount)	4	—
	Deposits	1,545	—
	Other liabilities	1	—
Joyang Industry Co., Ltd.	Deposits	2	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB No.9 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	2,481
	Deposits	—	2,275
	Other liabilities	—	42
KB No.10 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	2,025
	Derivative financial assets	—	1,659
	Deposits	—	1,666
	Other liabilities	—	11
KB No.11 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	737
	Derivative financial assets	—	873
	Deposits	—	658
	Other liabilities	—	2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,683	—
	Deposits	1,742	—
	Other liabilities	27	—
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,786	—
	Deposits	2,140	—
	Other liabilities	28	—
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,043	—
	Deposits	1,093	—
	Other liabilities	7	—
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	1,499	—
	Deposits	1,984
	Other liabilities	3
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss	2,930	—
CWhy Inc.	Financial assets at fair value through profit or loss	2,000	—
Bomapp Inc.	Financial assets at fair value through profit or loss	1,999	—
	Insurance contract liabilities	2	—
ZOYI corporation INC.	Financial assets at fair value through profit or loss	2,000	—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	5,000	—
KB-Solidus Global Healthcare Fund	Financial assets at fair value through profit or loss	10,405	—
KB Social Impact Investment Association	Other assets	73	—
Fabric Types CO.,LTD.	Financial assets at fair value through profit or loss	1,845	—
	Deposits	395	—
	Other liabilities	2	—
BNF Corporation Ltd.	Financial assets at fair value through profit or loss	2,259	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Loans at amortized cost (Gross amount)	1,400	—
	Other assets	2	—
	Deposits	947	—
	Other liabilities	6	—
Key management	Loans at amortized cost (Gross amount)	3,538	2,404
	Allowances for loan losses	1	—
	Other assets	3	2
	Deposits	15,339	13,818
	Insurance contract liabilities	1,984	1,092
	Other liabilities	289	233
Other
Retirement pension	Other assets	366	331
	Other liabilities	17,620	16,388

[1]	Excluded from the Group’s related party as of December 31, 2019.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant lending transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	43	~~W~~	(22)	~~W~~	43
Incheon Bridge Co., Ltd.		191,088		4,982		(10,506)		185,564
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KBTS Technology Venture Private Equity Fund		—		3,540		—		3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		2,678		—		2,678
KB-Stonebridge Secondary Private Equity Fund		—		713		—		713
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		48,356		28,088		(34,454)		41,990
Food Factory Co., Ltd.		730		1,872		(20)		2,582
Builton Co., Ltd.[2]		401		—		(401)		—
Acts Co., Ltd.		—		68		(68)		—
Paycoms Co., Ltd.		1,032		125		—		1,157
Big Dipper Co., Ltd.		5		11		(5)		11
A-PRO Co., Ltd.		—		2,019		—		2,019
JLK INSPECTION Inc.[2]		7,300		(7,300)		—		—
TESTIAN Inc.[2]		615		24		(639)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,051		368		—		3,419
RMGP Bio-Pharma Investment, L.P.		4		4		—		8
Hasys.		5,864		136		—		6,000
Rainist Co., Ltd.		2,504		5,000		—		7,504
Spark Biopharma, Inc.[2]		6,500		(6,500)		—		—
HEYBIT, Inc.,		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
CellinCells Co., Ltd.		—		2,004		—		2,004
KB No.9 Special Purpose Acquisition Company[2]		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company[2]		2,025		—		(2,025)		—
KB No.11 Special Purpose Acquisition Company[2]		737		—		(737)		—
KB No.17 Special Purpose Acquisition Company		—		2,683		—		2,683
KB No.18 Special Purpose Acquisition Company		—		3,786		—		3,786

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB No.19 Special Purpose Acquisition Company	—	2,043	—	2,043
KB No.20 Special Purpose Acquisition Company	—	1,499	—	1,499
KOSESEUJITO CO., LTD.	—	2,930	—	2,930
CWhy Inc.	—	2,000	—	2,000
Bomapp Inc.	—	1,999	—	1,999
ZOYI corporation INC.	—	2,000	—	2,000
MitoImmune Therapeutics	—	5,000	—	5,000
KB-Solidus Global Healthcare Fund	—	10,405	—	10,405
Fabric Types CO.,LTD	—	1,845	—	1,845
BNF Corporation Ltd.	—	3,659	—	3,659
Key management	2,404	2,006	(872)	3,538

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	22	~~W~~	(22)	~~W~~	22
Incheon Bridge Co., Ltd.		200,414		5,388		(14,714)		191,088
Dongjo Co., Ltd.		116		—		(116)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
Inno Lending Co., Ltd. [2]		2		—		(2)		—
SY Auto Capital Co., Ltd.		40,057		50,109		(41,810)		48,356
Food Factory Co., Ltd.		679		51		—		730
Builton Co., Ltd. [2]		1		402		(2)		401
Acts Co., Ltd.		1,927		—		(1,927)		—
Bungaejanter. Inc. [2]		425		—		(425)		—
Paycoms Co., Ltd.		1,066		1,032		(1,066)		1,032
Big Dipper Co., Ltd.		6		5		(6)		5
JLK INSPECTION Inc. [2]		—		7,300		—		7,300
TESTIAN Inc. [2]		—		615		—		615
RMGP Bio-Pharma Investment Fund, L.P.		—		3,051		—		3,051
RMGP Bio-Pharma Investment, L.P.		—		4		—		4
Hasys.		—		6,000		(136)		5,864
Rainist Co., Ltd.		—		2,504		—		2,504
Spark Biopharma, Inc. [2]		—		6,500		—		6,500
HEYBIT, Inc.,		—		250		—		250
Stratio, Inc.		—		1,000		—		1,000
KB No.8 Special Purpose Acquisition Company [2]		2,296		—		(2,296)		—
KB No.9 Special Purpose Acquisition Company[2]		2,356		2,481		(2,356)		2,481
KB No.10 Special Purpose Acquisition Company[2]		1,603		2,025		(1,603)		2,025
KB No.11 Special Purpose Acquisition Company[2]		697		737		(697)		737
Key management		1,665		1,509		(836)		2,338

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant borrowing transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(3,000)	~~W~~	5,292	~~W~~	17,966
Incheon Bridge Co., Ltd.		43,666		25,260		(5,260)		(18,219)		45,447
Doosung Metal Co., Ltd		3		—		—		(3)		—
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(476)		753
CARLIFE CO.,LTD.		2		—		—		(2)		—
COMPUTERLIFE CO.,LTD.,		1		—		—		—		1
SKYDIGITAL INC		16		—		—		9		25
Joyang Industry Co., Ltd.		—		—		—		2		2
Aju Good Technology Venture Fund		6,439		—		—		(983)		5,456
KB-KDBC New Technology Business Fund		7,088		15,000		(10,000)		(5,034)		7,054
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(5,695)		13,118
KB Star Office Private Real Estate Investment Trust No.1		7,946		5,018		(5,072)		401		8,293
SY Auto Capital Co., Ltd.		5		—		—		3		8
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company[2]		1,666		—		(1,618)		(48)		—
KB No.11 Special Purpose Acquisition Company[2]		658		—		(530)		(128)		—
KB No.17 Special Purpose Acquisition Company		—		1,500		—		242		1,742
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		40		2,140
KB No.19 Special Purpose Acquisition Company		—		1,000		—		93		1,093
KB No.20 Special Purpose Acquisition Company		—		1,500		—		484		1,984
RAND Bio Science Co., Ltd.		232		1,900		—		2,320		4,452
Wise Asset Management Co., Ltd.		696		—		(682)		7		21
Builton Co., Ltd.[2]		7		—		—		(7)		—
Food Factory Co., Ltd.		68		—		—		1,005		1,073
Acts Co., Ltd.		29		—		—		(28)		1
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		182		—		—		(176)		6
A-PRO Co., Ltd.		2,201		—		—		1,000		3,201
Rainist Co., Ltd.		1		—		—		(1)		—
Spark Biopharma, Inc.[2]		2,630		17,000		(9,000)		(10,630)		—
Stratio, Inc.		516		—		—		210		726
NEXOLON CO.,LTD.[2]		—		—		(200)		200		—
CellinCells Co., Ltd.		—		—		—		1,545		1,545

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB IGen Private Equity Fund No.1	148	—	—	(1)	147
KB Pre IPO Secondary Venture Fund 1st	1,115	—	—	1,840	2,955
Fabric Types CO.,LTD.	—	—	—	395	395
BNF Corporation Ltd.	—	—	—	947	947
Key management	13,818	13,520	(14,611)	2,611	15,338

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2019.

(In millions of Korean won)	2018
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	25,513	~~W~~	8,000	~~W~~	(16,000)	~~W~~	(1,839)	~~W~~	15,674
Incheon Bridge Co., Ltd.		48,795		1,260		(1,270)		(5,119)		43,666
Terra Co., Ltd.		10		—		—		(10)		—
Jungdong Steel Co., Ltd.		3		—		—		(3)		—
Doosung Metal Co., Ltd		—		—		—		3		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		466		479		(466)		750		1,229
Daesang Techlon Co., Ltd.[2]		2		—		—		(2)		—
CARLIFE CO.,LTD.		—		—		—		2		2
COMPUTERLIFE CO.,LTD.,		—		—		—		1		1
SKYDIGITAL INC		—		—		—		16		16
Aju Good Technology Venture Fund		2,771		—		—		3,668		6,439
KB-KDBC New Technology Business Fund		7,500		—		—		(412)		7,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		18,813		18,813
KB Star Office Private Real Estate Investment Trust No.1		6,962		351		—		633		7,946
SY Auto Capital Co., Ltd.		6		—		—		(1)		5
KB No.8 Special Purpose Acquisition Company [2]		2,339		—		(2,300)		(39)		—
KB No.9 Special Purpose Acquisition Company[2]		2,309		2,266		(2,234)		(66)		2,275
KB No.10 Special Purpose Acquisition Company[2]		1,698		1,618		(1,618)		(32)		1,666
KB No.11 Special Purpose Acquisition Company[2]		530		530		(530)		128		658
RAND Bio Science Co., Ltd.		1,032		—		(500)		(300)		232
Wise Asset Management Co., Ltd.		340		2,366		(2,008)		(2)		696
Builton Co., Ltd. [2]		26		—		—		(19)		7
Food Factory Co., Ltd.		1		—		—		67		68
Acts Co., Ltd.		4		—		—		25		29
Paycoms Co., Ltd.		—		—		—		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Big Dipper Co., Ltd.	473	—	—	(291)	182
A-PRO Co., Ltd.	—	—	—	2,201	2,201
Rainist Co., Ltd.	—	—	—	1	1
Spark Biopharma, Inc. [2]	—	4,300	(3,300)	1,630	2,630
KB IGen Private Equity Fund No.1	—	—	—	148	148
KB Pre IPO Secondary Venture Fund 1st	2,690	2,000	(4,000)	425	1,115
POSCO-KB Shipbuilding Fund	—	32,800	(32,800)	—	—
Inno Lending Co., Ltd. [2]	41	—	—	(41)	—
Key management	8,260	7,587	(5,283)	264	10,828

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demend, etc) are netted.
[2]	Excluded from the Group’s related party as of December 31, 2019.

Significant investment and collection transaction with related parties for the years ended December 31, 2019 and 2018 is as follows:

(In millions of Korean won)	2019
	Equity investments		Withdrawal and others
Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	135
Balhae Infrastructure Company		592		6,855
KoFC KBIC Frontier Champ 2010-5(PEF)[1]		—		138
KB GwS Private Securities Investment Trust		—		7,276
Aju Good Technology Venture Fund		1,960		—
POSCO-KB Shipbuilding Fund		2,500		—
KB-KDBC Pre-IPO New Technology Business Fund		5,000		—
KBTS Technology Venture Private Equity Fund		7,840		2,240
KB-SJ Tourism Venture Fund		1,500		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,000		—
KB-UTC Inno-Tech Venture Fund		450		—
KB-Solidus Global Healthcare Fund		10,400		13,520
KB Star office Private real estate Investment Trust No.1		—		1,275
KB Cape No.1 Private Equity Fund		2,000		—
KB No.9 Special Purpose Acquisition Company[1]		—		16
KB No.17 Special Purpose Acquisition Company		1		—
KB No.18 Special Purpose Acquisition Company		1		—
KB No.19 Special Purpose Acquisition Company		1		—
KB No.20 Special Purpose Acquisition Company		1		—
KB SPROTT Renewable Private Equity Fund		1,667		—
KB-Stonebridge Secondary Private Equity Fund		7,070		1,855
KBSP 4th Private Investment Partnership		6,100		—
KB Social Impact Investment Association		1,500		—

[1]	Excluded from the Group’s related party as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Equity investments		Withdrawal and others
Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	113
Balhae Infrastructure Company		4,645		8,623
Daesang Techlon Co.,Ltd.[1]		—		42
PT Bank Bukopin TBK		116,422		—
KoFC KBIC Frontier Champ 2010-5(PEF) [1]		—		4,800
KB GwS Private Securities Investment Trust		—		6,386
Aju Good Technology Venture Fund		9,808		—
KB-KDBC Pre-IPO New Technology Business Fund		10,000		—
KBTS Technology Venture Private Equity Fund		14,224		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		—
KB Star office Private real estate Investment Trust No.1		—		1,162
KB No.8 Special Purpose Acquisition Company[1]		—		5
Hyundai-Tongyang Agrifood Private Equity Fund[1]		—		82
KB IGen Private Equity Fund No.1		—		3
GH Real Estate I LP		17,678		—
KB-SJ Tourism Venture Fund		1,500		—
CUBE Growth Fund No.2[1]		1,300		1,300
UNION Media Commerce Fund		1,000		—

[1]	Excluded from the Group’s related party as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Unused commitments to related parties as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won) (US Dollar)		2019		2018
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	7,327	~~W~~	10,453
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		557		108
KoFC KBIC Frontier Champ 2010-5(PEF)[1]	Purchase of security investment		—		2,150
	Preferred loss allowance agreement		—		10,000
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		1,154		1,960
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		93		94
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		8,100		6,700
	Unused commitments of credit card		60		94
KB No.9 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		1
KB No.10 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		5
KB No.18 Special Purpose Acquisition Company	Unused commitments of credit card		15		—
KB No.19 Special Purpose Acquisition Company	Unused commitments of credit card		1		—
CellinCells Co., Ltd	Unused commitments of credit card		20		—
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd. [1]	Unused commitments of credit card		—		3
Food Factory Co., Ltd.	Unused commitments of credit card		25		11
Big Dipper Co., Ltd.	Unused commitments of credit card		89		95
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		5,000		7,500
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		—		5,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		5,936		13,776
KB-SJ Tourism Venture Fund	Purchase of security investment		2,000		3,500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		18,000		32,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment		22,833		—
KB-Stonebridge Secondary Private Equity Fund	Purchase of security investment		27,930		—
KB Social Impact Investment Association	Purchase of security investment		3,000		—
BNF Corporation Ltd.	Loan commitments in Korean won		360		—
A-PRO Co., Ltd.	Unused commitments of credit card		96		—
KB-UTC Inno-Tech Venture Fund	Purchase of security investment		22,050		—
KB-Solidus Global Healthcare Fund	Purchase of security investment		24,700		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment		USD 8,911,002		USD 10,271,257
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment		USD 13,150		USD 15,847
Key management	Loan commitments in Korean won		1,695		1,832

[1]	Excluded from the Group’s related party as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Compensation to key management for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,540	~~W~~	425	~~W~~	7,434	~~W~~	16,399
Registered directors (non-executive)		1,030		—		—		1,030
Non-registered directors		9,157		360		7,510		17,027

	~~W~~	18,727	~~W~~	785	~~W~~	14,944	~~W~~	34,456

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	7,757	~~W~~	418	~~W~~	4,213	~~W~~	12,388
Registered directors (non-executive)		960		—		—		960
Non-registered directors		7,135		273		3,314		10,722

	~~W~~	15,852	~~W~~	691	~~W~~	7,527	~~W~~	24,070

Collateral received from related parties as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		192		401
	Real estate		2,922		3,182

As of December 31, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, insurance for civil engineering completion, and management rights as senior collateral amounting to ~~W~~611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

45. Changes in Accounting Policies—Implementation of Korean IFRS 1116 Leases

The Group applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional provisions. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group applied Korean IFRS 1116 retrospectively with recognizing the cumulative effect of initial adoption of the standard as at January 1, 2019. The Group did not restate any comparative financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Operating lease commitments disclosed at December 31, 2018[1]	~~W~~	576,249
Add : Finance lease asset recognized at December 31, 2018		34,002

Right-of use asset recognized as of the date of initial application	~~W~~	610,251

Lease liability
Operating lease commitments disclosed at December 31, 2018	~~W~~	586,882
Discounted amount using the lessee’s incremental borrowing rate[2] at the date of initial application		544,475
Add : Finance lease liability recognized at December 31, 2018		10,161

Lease liabilities recognized as of the date of initial application	~~W~~	555,636

[1]	The amount included lease contract related provisions for asset retirement obligation and other assets/liabilities according to the adoption of Korean IFRS.
[2]	The incremental borrowing rate is 1.45%~6.95%.

The difference between the amount of the right-of-use asset and the lease liability is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

46. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2019, was initially approved on February 6, 2020 and re-approved due to revision on March 4, 2020 by the Board of Directors.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2019 and 2018

KB Financial Group Inc.

Index

December 31, 2019 and 2018

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Financial Group Inc.

Opinion

We have audited the accompanying separate financial statements of KB Financial Group Inc.(the Company), which comprise the separate statements of financial position as at December 31, 2019 and 2018 and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2019 and 2018, and its separate financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2019, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting and our report dated March 5, 2020 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

No key audit matter is identified to be described in this audit report.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

1

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

2

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2019 and December 31, 2018

(In millions of Korean won)	Notes	December 31, 2019		December 31, 2018
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	18,537	~~W~~	344,302
Financial assets at fair value through profit or loss	4,5,7		413,909		289,179
Loans at amortized cost	4,5,8		120,000		50,000
Investments in subsidiaries	9		24,162,116		24,062,116
Property and equipment	10		4,170		2,185
Intangible assets	11		11,092		9,646
Deferred income tax assets	12		7,526		8,184
Other assets	4,5,13		609,286		857,462

Total assets		~~W~~	25,346,636	~~W~~	25,623,074

Liabilities
Debts	4,5,14	~~W~~	—	~~W~~	300,000
Debentures	4,5,15		5,543,446		5,373,266
Net defined benefit liabilities	16		437		183
Current income tax liabilities			417,414		691,909
Other liabilities	4,5,17		203,440		186,481

Total liabilities			6,164,737		6,551,839

Equity
Share capital	18		2,090,558		2,090,558
Hybrid securities	18		399,085		—
Capital surplus	18		14,742,814		14,742,814
Accumulated other comprehensive income	18		(7,664)		(7,144)
Retained earnings	18		3,093,294		3,213,556
Treasury shares	18		(1,136,188)		(968,549)

Total equity			19,181,899		19,071,235

Total liabilities and equity		~~W~~	25,346,636	~~W~~	25,623,074

The above separate statements of financial position should be read in conjunction with the accompanying notes.

4

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Year Ended December 31, 2019 and December 31, 2018

(In millions of Korean won, except per share amounts)	Notes	2019		2018
Interest income		~~W~~	8,020	~~W~~	6,616
Interest expense			(126,065)		(122,451)

Net interest expense	20		(118,045)		(115,835)

Fee and commission income			847		788
Fee and commission expense			(7,130)		(5,996)

Net fee and commission expense	21		(6,283)		(5,208)

Net gains on financial assets at fair value through profit or loss	22		15,947		18,319

Net other operating income	23		926,934		1,089,556

General and administrative expenses	24		(71,171)		(57,845)

Operating profit before provision for credit losses			747,382		928,987
Operating profit			747,382		928,987

Net non-operating expense	25		(541)		(259)

Profit before income tax			746,841		928,728
Income tax expense	26		(854)		(2,823)

Profit for the year			745,987		925,905

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(520)		(1,911)

Other comprehensive loss for the year, net of tax			(520)		(1,911)

Total comprehensive income for the year		~~W~~	745,467	~~W~~	923,994

Earnings per share
Basic earnings per share	27	~~W~~	1,891		2,335
Diluted earnings per share	27		1,877		2,322

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

5

KB Financial Group Inc.

Separate Statements of Changes in Equity

Year Ended December 31, 2019 and December 31, 2018

(In millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Comprehensive income
Profit for the year		—		—		—		—		925,905		—		925,905
Remeasurements of net defined benefit liabilities		—		—		—		(1,911)		—		—		(1,911)

Total comprehensive income		—		—		—		(1,911)		925,905		—		923,994

Transactions with shareholders
Annual dividends		—		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(212,576)		(212,576)

Total transactions with shareholders		—		—		—		—		(766,728)		(212,576)		(979,304)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income
Profit for the year		—		—		—		—		745,987		—		745,987
Remeasurements of net defined benefit liabilities		—		—		—		(520)		—		—		(520)

Total comprehensive income		—		—		—		(520)		745,987		—		745,467

Transactions with shareholders
Annual dividends		—		—		—		—		(759,736)		—		(759,736)
Issuance of hybrid securities		—		399,085		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(6,513)
Acquisition and Retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		(267,639)

Total transactions with shareholders		—		399,085		—		—		(866,249)		(167,639)		(634,803)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

6

KB Financial Group Inc.

Separate Statements of Cash Flows

Year Ended December 31, 2019 and December 31, 2018

(In millions of Korean won)	Note	2019		2018
Cash flows from operating activities
Profit for the period		~~W~~	745,987	~~W~~	925,905

Adjustment for non-cash items
Depreciation and amortization			5,093		864
Share-based payments			4,259		551
Net interest expense			4,727		5,198
Net gains on valuation on financial assets at fair value through profit or loss			(2,322)		(4,694)
Net other expenses			2,209		2,118

			13,966		4,037

Changes in operating assets and liabilities
Deferred income tax assets			854		2,782
Other assets			(4,270)		(1,046)
Other liabilities			(10,824)		(7,016)

			(14,240)		(5,280)

Net cash inflow from operating activities			745,713		924,662

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(2,180,000)		—
Disposal of financial assets at fair value through profit of loss			2,057,592		—
Acquisition of subsidiaries			(100,000)		—
Increase in loans at amortized cost			(70,000)		(40,000)
Acquisition of property and equipment			(4,771)		(1,991)
Disposal of property and equipment			13		—
Acquisition of intangible assets			(1,848)		(866)
Disposal of intangible assets			41		34
Net increase in guarantee deposits paid			(1,265)		(375)
Other investing activities			(371)		(356)

Net cash outflow from investing activities			(300,609)		(43,554)

Cash flows from financing activities
Increase in debts			418,705		298,321
Decrease in debts			(717,026)		(298,485)
Increase in debentures			1,037,656		897,872
Decrease in debentures			(868,154)		(688,486)
Dividends paid to shareholders			(759,736)		(766,728)
Principal elements of lease payments			(569)		—
Acquisition of treasury shares			(274,317)		(224,700)
Issuance of hybrid securities			399,085		—
Dividends paid on hybrid securities			(6,513)		—

Net cash outflow from financing activities			(770,869)		(782,206)

Net increase (decrease) in cash and cash equivalents			(325,765)		98,902
Cash and cash equivalents at the beginning of the period	28		344,299		245,397

Cash and cash equivalents at the end of the period	28	~~W~~	18,534	~~W~~	344,299

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2019, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender after in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

2.1.1 New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Company has changed accounting policy. The Company has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as of January 1, 2019, the date of initial application. The Company has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 31.

•	Amendments to Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the Company’s financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the Company’s financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the Company’s financial statements.

•	Enactment of Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The enactment does not have a significant impact on the Company’s financial statements.

•	Annual Improvements to Korean IFRS 1103 Business Combination

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendments have no significant effect on the Company’s financial statements.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments have no significant effect on the Company’s financial statements.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendments have no significant effect on the Company’s financial statements.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendments have no significant effect on the Company’s financial statements.

2.1.2 New and amended standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published but are not mandatory for the reporting period commencing January 1, 2019 and have not been early adopted by the Company are set out below.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

10

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

•	IFRS Interpretation Committee’s agenda decisions - Lease Term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Company should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term again based on accounting policy.

However, due to the large number of lease contracts held by the Company and varying terms of the contract, the Company determined that sufficient time would be required to set up items to be included in the review of extensive economic penalty and to establish procedures for collecting and analyzing necessary information. Therefore, the effect of the changes in accounting policy for the lease term is not reflected in the separate financial statements for the current reporting period.

If the accounting policy for the lease term is changed in the annual periods beginning on or after January 1, 2020, the amount of the related right-of-use assets and lease liabilities may increase, and the separate financial statements may need to be retroactively restated to reflect this effect.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of Investment and Collaborative Cooperation (Recirculation of Corporate Income), the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.1, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 16).

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Company classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Company classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the separate financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

12

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Company primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Company uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 : quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Level 2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 : unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Company derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Company has not retained control. If the Company neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

14

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Company considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.1.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the separate statement of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Company as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

15

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.3.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.4 Expected Credit Loss of Financial Assets (Debt Instruments)

The Company measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

16

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

One or more of the following items is deemed significant increase in credit risk. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Company determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Company uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Company generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of banks;

•	corporate borrowers that are rated C or D;

•	debt restructuring.

3.4.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly and measures the expected credit losses.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company assumes the risk components have a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Company for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under KB Financial Group with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Company determines the macroeconomic variables to be used in forecasting future condition of the economy, taking into account the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cashflows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default(PD) on a group of assets and Loss Given Default(LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

18

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Company uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

19

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc, are recognized when the related services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS 1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.7 Property and Equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The amortization period and the amortization method for intangible assets with a definite or limited useful life are reviewed at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to definite or limited useful life is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.11.1 Ordinary share

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.11.2 Hybrid Securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefit:

Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

23

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.12.3 Share-based payment

The Company has share grant programs to directors and employees of the Company. When the stock grants are exercised, the Company can either select to distribute newly issued shares or treasury shares, or compensate in cash based on the share price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.12.4 Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

3.13 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Company, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Company recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

25

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.15 Leases

As explained in Note 2 above, the Company has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 31.

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. The Company did not need to make any adjustments to the accounting for assets held as a lessor as a result of adopting the new leasing standard.

At inception of a contract, the Company is required to assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Company has assessed whether the contract is, or contains, a lease in accordance with the standard. However, the Company did not reassess all contracts as the Company elected to apply the practical expedient not to apply the standard to contracts that were not previously identified as containing a lease. On the basis of the date of initial application, the Company assesses whether the contract is, or contains, a lease.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs, and

•	Restoration costs

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, an entity (seller-lessee) is required to applying Korean IFRS 1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Company has not reassessed sale and leaseback transactions entered into before the date of initial application.

3.16 Operating Segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with Korean IFRS 1108, Operating Segments.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

27

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Due from financial institutions	~~W~~	18,537	~~W~~	344,302
Loans at amortized cost		120,000		50,000
Loans at fair value through profit or loss		122,408		—
Other financial assets		19,814		17,116

	~~W~~	280,759	~~W~~	411,418

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the statements using other comprehensive income.

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Credit risk exposure

Loans as of December 31, 2019 and 2018, are classified as follows:

(In millions of Korean won)	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not incurred expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost Corporate
Grade 1	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not incurred expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost Corporate
Grade 1	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000

Credit quality of loans graded according to the probability of default as of December 31, 2019 and 2018, are as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of December 31, 2019 and 2018, are classified as follows:

(In millions of Korean won)	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Due from financial institutions
Grade 1	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Due from financial institutions
Grade 1	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

(In millions of Korean won)	2018
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of the Company’s corporate loans by industry as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

(In millions of Korean won)	2018
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

Details of the Company’s due from financial institutions by industry as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

(In millions of Korean won)	2018
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

Details of the Company’s due from financial institutions by country as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

(In millions of Korean won)	2018
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	18,619	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,619
Financial assets at fair value through profit or loss[2]		122,408		—		—		—		—		291,501		413,909
Loans at amortized cost		—		—		71,523		51,098		—		—		122,621
Other financial assets		—		925		—		15,660		—		—		16,585

	~~W~~	141,027	~~W~~	925	~~W~~	71,523	~~W~~	66,758	~~W~~	—	~~W~~	291,501	~~W~~	571,734

Financial liabilities
Debentures	~~W~~	—	~~W~~	105,903	~~W~~	224,578	~~W~~	723,474	~~W~~	3,624,305	~~W~~	1,134,756	~~W~~	5,813,016
Lease liabilities		—		44		85		249		215		—		593
Other financial liabilities		—		1,819		—		—		—		—		1,819

	~~W~~	—	~~W~~	107,766	~~W~~	224,663	~~W~~	723,723	~~W~~	3,624,520	~~W~~	1,134,756	~~W~~	5,815,428

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	284,350	~~W~~	20,030	~~W~~	40,178	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,558
Financial assets at fair value through profit or loss[2]		—		—		—		—		—		289,179		289,179
Loans at amortized cost		—		—		—		51,075		—		—		51,075
Other financial assets		—		1,532		—		14,399		—		—		15,931

	~~W~~	284,350	~~W~~	21,562	~~W~~	40,178	~~W~~	65,474	~~W~~	—	~~W~~	289,179	~~W~~	700,743

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000
Debentures		—		6,009		103,180		870,199		3,636,044		1,187,038		5,802,470
Other financial liabilities		—		7,555		—		—		—		—		7,555

	~~W~~	—	~~W~~	13,564	~~W~~	403,180	~~W~~	870,199	~~W~~	3,636,044	~~W~~	1,187,038	~~W~~	6,110,025

[1]	The amount of ~~W~~ 3 million, which is restricted due from the financial institutions as of December 31, 2019 and 2018, is excluded.
[2]	Hybrid securities included in financial assets at fair value through profit or loss are included in the ‘Over 5 years’ category since the point of disposal is uncertain.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value of future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that may occur due to changes in interest rates; such as, the value (fair value) change risk in statement of financial position line items and cash flow change risk in interest income and expense arising from investing and financing activities.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk for the interest rate.

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.9% confidence level. The measurement results of risk as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Interest rate VaR	~~W~~	146,472	~~W~~	149,774

4.5 Capital Adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Company is required to maintain a minimum Common Equity Tier 1 ratio of at least 8.0%(2018: 7.125%), a minimum Tier 1 ratio of 9.5%(2018: 8.625%) and a minimum Total Regulatory Capital ratio of 11.5%(2018: 10.625%) as of December 31, 2019.

The Company’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies as below:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Company, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Company that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Company. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Company. The Company calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Company assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and Internal Capital (amount of capital enough to cover all significant risks under target credit rate set by the Company). The Company monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Company measures, allocates and monitors Internal Capital by risk type and subsidiaries.

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Risk Management Council of the Company determines the Company’s risk appetite and allocates Internal Capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated Internal Capital. The Risk Management Department of the Company monitors the limit on Internal Capital and reports the results to management and the Risk Management Council. The Company maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the Internal Capital is expected to exceed the limits due to new business or business expansion.

Details of the Company’s capital adequacy calculation in line with Basel III, as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Equity Capital:	~~W~~	36,989,005	~~W~~	34,476,172
Tier 1 Capital		35,420,184		32,993,826
Common Equity Tier 1 Capital		34,703,953		32,993,826
Additional Tier 1 Capital		716,231		—
Tier 2 Capital		1,568,821		1,482,346
Risk-weighted assets:		255,382,302		236,099,017
Equity Capital (%):		14.48		14.60
Tier 1 Capital (%)		13.87		13.97
Common Equity Tier 1 Capital (%)		13.59		13.97

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	413,909	~~W~~	413,909
Financial assets at amortized cost
Due from financial institutions		18,537		18,537
Loans		120,000		120,000
Other financial assets		19,814		19,814

		572,260		572,260

Financial liabilities
Financial liabilities at amortized cost
Debentures		5,543,446		5,631,217
Other financial liabilities		14,940		14,940

	~~W~~	5,558,386	~~W~~	5,646,157

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	289,179	~~W~~	289,179
Financial assets at amortized cost
Due from financial institutions		344,302		344,302
Loans		50,000		50,000
Other financial assets		17,116		17,116

		700,597		700,597

Financial liabilities
Financial liabilities at amortized cost
Debts		300,000		300,000
Debentures		5,373,266		5,398,656
Other financial liabilities		19,953		19,953

	~~W~~	5,693,219	~~W~~	5,718,609

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts	DCF model is used to determine the fair value of debts, but in the case of short-term maturity, the carrying amount is used as the fair value.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1 The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	291,501	~~W~~	291,501
Loans		—		122,408		—		122,408

	~~W~~	—	~~W~~	122,408	~~W~~	291,501	~~W~~	413,909

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as of December 31, 2019, are as follows:

	2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	122,408	DCF model	Interest, Discount rate, etc

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	18,537	~~W~~	—	~~W~~	18,537
Loans at amortized cost[2]		—		—		120,000		120,000
Other financial assets[3]		—		—		19,814		19,814

		—		18,537		139,814		158,351

Financial liabilities
Debentures		—		5,631,217		—		5,631,217
Other financial liabilities[3]		—		—		14,940		14,940

	~~W~~	—	~~W~~	5,631,217	~~W~~	14,940	~~W~~	5,646,157

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	284,302	~~W~~	60,000	~~W~~	344,302
Loans at amortized cost[2]		—		—		50,000		50,000
Other financial assets[3]		—		—		17,116		17,116

		—		284,302		127,116		411,418

Financial liabilities
Debts[4]		—		300,000		—		300,000
Debentures		—		5,398,656		—		5,398,656
Other financial liabilities[3]		—		—		19,953		19,953

	~~W~~	—	~~W~~	5,698,656	~~W~~	19,953	~~W~~	5,718,609

[1]

Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values. And due from financial institutions classified as level 3 are due from financial institutions with residual maturity of less than 3 months, carrying amounts are reasonable approximations of fair values.

[2]	Because loans at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	Since the remaining maturity of debts classified as level 2 is less than a year, carrying amounts are reasonable approximations of fair values.

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Valuation techniques and inputs used in the fair value measurement

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, we do not disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2019		2018
Financial liabilities
Debentures	~~W~~	5,631,217	~~W~~	5,398,656	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Financial assets at fair value through profit or loss
2019
Beginning balance	~~W~~	289,179
Total gains or losses
- Profit or loss for the year		2,322
- Other comprehensive income		—
Purchases		—
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	291,501

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	Financial assets at fair value through profit or loss
2018
Beginning balance	~~W~~	284,485
Total gains or losses
- Profit or loss for the year		4,694
- Other comprehensive income		—
Purchases		—
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	289,179

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019						2018
	Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income		Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the year	~~W~~	2,322	~~W~~	—	~~W~~	—	~~W~~	4,694	~~W~~	—	~~W~~	—
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	2,322	~~W~~	—	~~W~~	—	~~W~~	4,694	~~W~~	—	~~W~~	—

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Interest rate estimation variability	Discount rate Volatility of interest rate	2.05 ~ 4.45 0.50	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	2018
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	289,179	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Interest rate estimation variability	Discount rate Volatility of interest rate	2.43~4.80 0.47	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities[1]	~~W~~	3,215	~~W~~	(3,195)	~~W~~	—	~~W~~	—

	~~W~~	3,215	~~W~~	(3,195)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.05 ~ 4.45%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

(In millions of Korean won)	2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities[1]	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.43 ~ 4.80%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

6. Due from Financial Institution

Details of due from financial institution as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of December 31, 2019)	2019		2018
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	18,537	~~W~~	69,621
		Standard Chartered Bank	—		—		41,350
		The Korea Securities Finance Corporation	—		—		100,000
		BNK Busan Bank	—		—		133,331

				~~W~~	18,537	~~W~~	344,302

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	18,534	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,534

(In millions of Korean won)	2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	344,299	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,299

Restricted cash from financial institution as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Financial Institution	2019		2018		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

		~~W~~	3	~~W~~	3

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	~~W~~	289,179
Loans		122,408		—

	~~W~~	413,909	~~W~~	289,179

8. Loans at Amortized Cost

Details of loans at amortized cost as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Financial assets at fair value through profit or loss
Loans at amortized cost	~~W~~	120,000	~~W~~	50,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	120,000	~~W~~	50,000

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2019, are as follows:

(In millions of Korean won)	2019
	Retail		Corporate		Credit card		Total
Reverse repurchase agreements	~~W~~	—	~~W~~	120,000	~~W~~	—	~~W~~	120,000

		—		120,000		—		120,000

Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		—		—		—

	~~W~~	—	~~W~~	120,000	~~W~~	—	~~W~~	120,000

(In millions of Korean won)	2018
	Retail		Corporate		Credit card		Total
Reverse repurchase agreements	~~W~~	—	~~W~~	50,000	~~W~~	—	~~W~~	50,000

		—		50,000		—		50,000

Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		—		—		—

	~~W~~	—	~~W~~	50,000	~~W~~	—	~~W~~	50,000

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

9. Investments in Subsidiaries

Details of subsidiaries as of December 31, 2019, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

Investments in subsidiaries as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership (%)	Carrying amount
Name of subsidiary	As of December 31, 2019		2019		2018
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.[1]	23,349,208	100.00		623,811		573,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Investment Co., Ltd. [1]	22,525,328	100.00		154,910		104,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621

			~~W~~24,162,116		~~W~~24,062,116

[1]

Carrying amount of investments in KB Capital Co., Ltd. Increased ¥ 500,000 in million due to paid-in capital increase and KB investment Co., Ltd. increased ~~W~~ 500,000 in million due to free capital increase and paid-in capital increase for the year ended December 31, 2019.

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2018
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

10. Property and Equipment

Details of property and equipment as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,119	~~W~~	(2,309)	~~W~~	—	~~W~~	1,810
Equipment and others		4,818		(2,946)		—		1,872
Right-of-use property and equipment - Buildings		683		(490)		—		193
Right-of-use property and equipment - Vehicles		904		(624)		—		280
Right-of-use property and equipment - Others		36		(21)		—		15

	~~W~~	10,560	~~W~~	(6,390)	~~W~~	—	~~W~~	4,170

(In millions of Korean won)	2018

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	1,034	~~W~~	(842)	~~W~~	—	~~W~~	192
Equipment and others		5,455		(3,462)		—		1,993

	~~W~~	6,489	~~W~~	(4,304)	~~W~~	—	~~W~~	2,185

The changes in property and equipment for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019

	Beginning[1]		Acquisition[2]		Disposal[3]		Depreciation		Ending
Leasehold improvements	~~W~~	192	~~W~~	3,606	~~W~~	—	~~W~~	(1,988)	~~W~~	1,810
Equipment and others		1,993		1,165		(34)		(1,252)		1,872
Right-of-use assets - Buildings		263		432		(6)		(496)		193
Right-of-use assets - Vehicles		406		521		(20)		(627)		280
Right-of-use assets - Others		15		21		—		(21)		15

	~~W~~	2,869	~~W~~	5,745	~~W~~	(60)	~~W~~	(4,384)	~~W~~	4,170

[1]	Right-of-use assets are restated based on Korean IFRS 1116.
[2]	Increase in right-of-use assets during the year.
[3]	Decrease in right-of-use assets during the year.

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	76	~~W~~	211	~~W~~	—	~~W~~	(95)	~~W~~	192
Equipment and others		621		1,780		—		(408)		1,993

	~~W~~	697	~~W~~	991	~~W~~	—	~~W~~	(503)	~~W~~	2,185

11. Intangible Assets

Details of intangible assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,849	~~W~~	(3,101)	~~W~~	—	~~W~~	1,748
Membership rights		9,765		—		(1,786)		7,979
Other intangible assets		5,451		(4,086)		—		1,365

	~~W~~	20,065	~~W~~	(7,187)	~~W~~	(1,786)	~~W~~	11,092

(In millions of Korean won)	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,679	~~W~~	(2,748)	~~W~~	—	~~W~~	931
Membership rights		9,623		—		(1,814)		7,809
Other intangible assets		4,635		(3,729)		—		906

	~~W~~	17,937	~~W~~	(6,477)	~~W~~	(1,814)	~~W~~	9,646

The changes in intangible assets for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	~~W~~	931	~~W~~	1,170	~~W~~	—	~~W~~	(353)	~~W~~	—	~~W~~	1,748
Membership rights		7,809		215		(41)		—		(4)		7,979
Other intangible assets		906		815		—		(356)		—		1,365

	~~W~~	9,646	~~W~~	2,200	~~W~~	(41)	~~W~~	(709)	~~W~~	(4)	~~W~~	11,092

(In millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Amortization		Reversal[1]		Ending
Software	~~W~~	492	~~W~~	607	~~W~~	—	~~W~~	(168)	~~W~~		~~W~~	931
Membership rights		7,793		—		(34)		—		50		7,809
Other intangible assets		579		520		—		(193)		—		906

	~~W~~	8,864	~~W~~	1,127	~~W~~	(34)	~~W~~	(361)	~~W~~	50	~~W~~	9,646

[1]

Impairment loss for membership rights of intangible assets with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(1,814)	~~W~~ (4)	~~W~~	32	~~W~~	(1,786)

(In millions of Korean won)	2018
	Beginning		Reversal		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(1,864)	~~W~~	50	~~W~~	—	~~W~~	(1,814)

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,260	~~W~~	—	~~W~~	3,260
Membership rights		491		—		491
Defined benefit obligation		2,888		—		2,888
Plan assets		—		(2,888)		(2,888)
Short-term employee benefits		1,193		—		1,193
Gains on valuation of financial assets at fair value through profit or loss		2,337		—		2,337
Others		245		—		245

		10,414		(2,888)		7,526

Offsetting of deferred tax assets and liabilities		(2,888)		2,888		—

	~~W~~	7,526	~~W~~	—	~~W~~	7,526

(In millions of Korean won)	2018
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,922	~~W~~	—	~~W~~	2,922
Membership rights		499		—		499
Defined benefit obligation		2,523		—		2,523
Plan assets		—		(1,604)		(1,604)
Short-term employee benefits		748		—		748
Gains on valuation of financial assets at fair value through profit or loss		2,976		—		2,976
Others		120		—		120

		9,788		(1,604)		8,184

Offsetting of deferred tax assets and liabilities		(1,604)		1,604		—

	~~W~~	8,184	~~W~~	—	~~W~~	8,184

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 2,896,164 million, ~~W~~ 66,162 million and ~~W~~ 51,742 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2019, due to the uncertainty that all these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 2,395,805 million associated with investments in subsidiaries as of December 31, 2019, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

The changes in cumulative temporary differences for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	10,624	~~W~~	3,027	~~W~~	4,259	~~W~~	11,856
Membership rights		1,814		32		4		1,786
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		9,175		1,833		3,162		10,504
Short-term employee benefits		2,721		2,721		4,338		4,338
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Gains on valuation of financial assets at fair value through profit or loss		10,822		2,323		—		8,499
Others		439		413		865		891

		3,049,663		10,349		12,628		3,051,942

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		35,595						37,874

Tax rate (%)		27.5						27.5

Deferred income tax assets from deductible temporary differences	~~W~~	9,788					~~W~~	10,414

Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(5,835)		(1,833)		(6,502)		(10,504)

		(2,401,640)		(1,833)		(6,502)		(2,406,309)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

	(5,835)						(10,504)

Tax rate (%)		27.5						27.5

Deferred income tax liabilities from taxable temporary differences		(1,604)						(2,888)

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	15,121	~~W~~	5,048	~~W~~	551	~~W~~	10,624
Membership rights		1,864		50		—		1,814
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,808		1,393		4,760		9,175
Short-term employee benefits		2,077		2,077		2,721		2,721
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Gains on valuation of financial assets at fair value through profit or loss		15,515		4,693		—		10,822
Others		451		416		404		439

		3,054,904		13,677		8,436		3,049,663

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		40,836						35,595

Tax rate (%)		27.5						27.5

Deferred income tax assets from deductible temporary differences	~~W~~	11,230					~~W~~	9,788

Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(3,449)		(1,393)		(3,779)		(5,835)

		(2,399,254)		(1,393)		(3,779)		(2,401,640)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(3,449)						(5,835)

Tax rate (%)		27.5						27.5

Deferred income tax liabilities from taxable temporary differences	~~W~~	(948)					~~W~~	(1,604)

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

13. Other Assets

Details of other assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other financial assets
Receivables	~~W~~	—	~~W~~	675
Accrued income		3,654		2,251
Guarantee deposits		16,160		14,190

		19,814		17,116
Other non-financial assets
Receivables		588,765		838,450
Prepaid expenses		556		1,763
Advanced payments		151		133

		589,472		840,346

	~~W~~	609,286	~~W~~	857,462

14. Debts

Debts as of December 31, 2019 and 2018, consist of:

(In millions of Korean won)	2019		2018
Borrowings	~~W~~	—	~~W~~	300,000

Details of borrowings as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Lender	Annual interest rates (%) As of December 31, 2019	2019		2018
Borrowings in Korean won	Other borrowings	MERITZ Securities Co., Ltd	—	~~W~~	—	~~W~~	300,000

				~~W~~—		~~W~~300,000

The maturities of debts as of December 31, 2019 and 2018, are as follows:

2019
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

	2018
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

15. Debentures

Details of debentures as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates (%) As of December 31, 2019	2019		2018
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	~~W~~	70,000	~~W~~	70,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		—		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		—		180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		—		240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		—		170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		—		50,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		70,000
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		—		150,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		80,000
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		150,000
Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000
Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No. 34-1	July 25, 2018	July 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No. 34-2	July 25, 2018	July 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No. 34-3	July 25, 2018	July 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No. 34-4	July 25, 2018	July 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No. 35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No. 36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		—
Unguaranteed debentures No. 36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		—
Unguaranteed debentures No. 36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		—
Unguaranteed debentures No. 37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		—
Unguaranteed debentures No. 37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		—
Unguaranteed debentures No. 38-1	June. 19, 2019	June 19, 2026	1.73		80,000		—
Unguaranteed debentures No. 38-2	June. 19, 2019	June 19, 2029	1.77		120,000		—
Unguaranteed debentures No. 39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		—
Unguaranteed debentures No. 39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		—
Unguaranteed debentures No. 40-1	Dec. 04, 2019	Dec. 04, 2024	1.76		70,000		—
Unguaranteed debentures No. 40-2	Dec. 04, 2019	Dec. 04, 2029	1.87		30,000		—

					5,550,000		5,380,000
		Less: Bond Discounts			(6,554)		(6,734)

				~~W~~	5,543,446	~~W~~	5,373,266

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The maturities of debentures as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	300,000	~~W~~	270,000	~~W~~	370,000	~~W~~	1,990,000	~~W~~	2,620,000	~~W~~	5,550,000

(In millions of Korean won)	2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	80,000	~~W~~	570,000	~~W~~	220,000	~~W~~	1,910,000	~~W~~	2,600,000	~~W~~	5,380,000

Changes in debentures based on face value for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,380,000	~~W~~	1,040,000	~~W~~	(870,000)	~~W~~	5,550,000

(In millions of Korean won)	2018
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,170,000	~~W~~	900,000	~~W~~	(690,000)	~~W~~	5,380,000

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in the defined benefit obligation for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183
Current service cost		2,175		—		2,175
Interest cost(income)		466		(462)		4
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(20)		—		(20)
Actuarial gains and losses by changes in financial assumptions		599		—		599
Actuarial gains and losses by experience adjustments		(58)		—		(58)
Return on plan assets (excluding amounts included in interest income)		—		195		195
Contributions		—		(2,688)		(2,688)
Payments from plans (benefit payments)		(1,833)		1,833		—
Payments from the Company		—		—		—
Transfer in		1,302		(1,255)		47
Transfer out		(2,682)		2,682		—

Ending	~~W~~	20,312	~~W~~	(19,875)	~~W~~	437

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)
Current service cost		1,925		—		1,925
Interest cost (income)		479		(485)		(6)
Remeasurements:
Actuarial gains and losses by changes in financial assumptions		1,205		—		1,205
Actuarial gains and losses by experience adjustments		1,151		—		1,151
Return on plan assets (excluding amounts included in interest income)		—		280		280
Contributions		—		(4,172)		(4,172)
Payments from plans (benefit payments)		(1,393)		1,393		—
Payments from the Company		(38)		—		(38)
Transfer in		2,883		(2,844)		39
Transfer out		(2,443)		2,443		—

Ending	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183

Details of the net defined benefit liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Present value of defined benefit obligation	~~W~~	20,312	~~W~~	20,363
Fair value of plan assets		(19,875)		(20,180)

Net defined benefit liabilities	~~W~~	437	~~W~~	183

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Current service cost	~~W~~	2,175	~~W~~	1,925
Net interest expenses(income) of net defined benefit liabilities		4		(6)

Post-employment benefits	~~W~~	2,179	~~W~~	1,919

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Remeasurements
Return on plan assets (excluding amounts included in interest income)	~~W~~	(195)	~~W~~	(280)
Actuarial gains and losses		(521)		(2,356)
Income tax effects		196		725

Remeasurements after income tax	~~W~~	(520)	~~W~~	(1,911)

Plan assets as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	19,875	~~W~~	19,875

(In millions of Korean won)	2018
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	20,180	~~W~~	20,180

Key actuarial assumptions used as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Discount rate (%)	2.00	2.30
Future salary increase rate (%)	3.75	3.75
Turnover (%)	1	1

Mortality assumptions are based on the experience-based mortality table(retirement pension) of Korea Insurance Development Institute of 2019.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2019, is as follows:

		Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%p.	-4.86%	5.20%
Salary increase rate (%)	0.5%p.	5.32%	-5.02%
Turnover (%)	0.5%p.	-0.56%	0.58%

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Expected maturity analysis of undiscounted pension benefits (including expected future benefits) as of December 31, 2019, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	185	~~W~~	387	~~W~~	3,349	~~W~~	13,583	~~W~~	35,862	~~W~~	53,366

The weighted average duration of the defined benefit obligation is 10.2 years.

Expected contribution to plan assets for periods after December 31, 2019, is estimated to be approximately ~~W~~ 2,100 million.

17. Other Liabilities

Details of other liabilities as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other financial liabilities
Payables	~~W~~	1,134	~~W~~	7,375
Accrued expenses		13,218		12,578
Lease liability		588		—

		14,940		19,953

Other non-financial liabilities
Payables		59,263		49,348
Accrued expenses		128,824		116,800
Withholding taxes		413		380

		188,500		166,528

	~~W~~	203,440	~~W~~	186,481

18. Equity

18.1 Share Capital

Details of share capital and number of issued shares as of December 31, 2019 and 2018, are as follows:

	2019		2018
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won. Due to the retirement of shares deducted through profits, it is different from the total par value of the shares issued.

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in shares outstanding for the years ended December 31, 2019 and 2018, are as follows:

(In number of shares)	2019		2018
Beginning	~~W~~	395,551,297	~~W~~	399,037,583
Increase		—		—
Decrease		(5,916,962)		(3,486,286)

Ending	~~W~~	389,634,335	~~W~~	395,551,297

18.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	2019		2018
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	—
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		—

				~~W~~	399,085	~~W~~	—

The above hybrid securities are early redeemable by the Company after 5 or 10 years from the issuance date

18.3 Capital Surplus

Details of capital surplus as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646

	~~W~~	14,742,814	~~W~~	14,742,814

18.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Remeasurements of net defined benefit liabilities	~~W~~	(7,664)	~~W~~	(7,144)

	~~W~~	(7,664)	~~W~~	(7,144)

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(716)	~~W~~	196	~~W~~	(7,664)

	~~W~~	(7,144)	~~W~~	(716)	~~W~~	196	~~W~~	(7,664)

(In millions of Korean won)	2018
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,233)	~~W~~	(2,636)	~~W~~	725	~~W~~	(7,144)

	~~W~~	(5,233)	~~W~~	(2,636)	~~W~~	725	~~W~~	(7,144)

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

18.5 Retained Earnings

Details of retained earnings as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Legal reserves	~~W~~	482,807	~~W~~	390,216
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,458		2,374
Retained earnings before appropriation		1,624,029		1,838,966

	~~W~~	3,093,294	~~W~~	3,213,556

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit for the year after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Appropriation of retained earnings

(Expected date of appropriation for 2019: March 20, 2020)

(Date of appropriation for 2018: March 27, 2019)

(In millions of Korean won)	2019		2018
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	984,555	~~W~~	913,061
Profit for the year		745,987		925,905
Retirement of treasury shares		(100,000)		—
Dividends of hybrid securities		(6,513)		—

		1,624,029		1,838,966

Transfers such as discretionary reserves
Regulatory reserve for credit losses		283		—

		283		—

Appropriation of retained earnings
Legal reserve		74,599		92,591
Regulatory reserve for credit losses		—		2,084
Cash dividends		861,092		759,736
(Dividends per common share: ~~W~~ 2,210 (44.2%) in 2019) (Dividends per common share: ~~W~~ 1,920 (38.4%) in 2018)

		935,691		854,411

Unappropriated retained earnings to be carried forward	~~W~~	688,621	~~W~~	984,555

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of the regulatory reserve for credit losses as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning	~~W~~	4,458	~~W~~	2,374
Estimated amounts subject to provision(reversal)		(283)		2,084

Ending	~~W~~	4,175	~~W~~	4,458

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won, except per share amounts)	2019		2018
Provision(reversal) of regulatory reserve for credit losses	~~W~~	(283)	~~W~~	2,084
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1,2]		739,757		923,821
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		1,891		2,330
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	~~W~~	1,877	~~W~~	2,316

[1]

Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the year.

[2]	Amount after deducting dividends on hybrid securities.

18.6 Treasury Shares

Changes in treasury shares outstanding for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares[1]		22,560,240		5,916,962		(2,303,617)		26,173,585

Carrying amount[1]	~~W~~	968,549	~~W~~	267,639	~~W~~	(100,000)	~~W~~	1,136,188

[1]	For the year ended December 31, 2019, the treasury stock trust agreement of ~~W~~ 300,000 million with Samsung Securities Co., Ltd., which had been signed in 2018, was terminated.

(In millions of Korean won and in number of shares)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		3,486,286		—		22,560,240

Carrying amount[1]	~~W~~	755,973	~~W~~	212,576	~~W~~	—	~~W~~	968,549

[1]

For the year ended December 31, 2018, the treasury stock trust agreement of ~~W~~ 300,000 million with Samsung Securities Co., Ltd., which had been signed in 2017, was terminated. In order to increase shareholder value, the Company entered into another treasury stock trust agreement of ~~W~~ 300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2018.

19. Dividends

The dividends paid to the shareholders of the Company in 2019 and 2018 were ~~W~~ 759,736 million (~~W~~ 1,920 per share) and ~~W~~ 766,728 million(~~W~~ 1,920 per share) respectively. The dividends to the shareholders of the Company for the year ended December 31, 2019, amounting to ~~W~~ 861,092 million (~~W~~ 2,210 per share) is to be proposed at the annual general shareholder’s meeting on March 20, 2020. The Company’s financial statements as of December 31, 2019, do not reflect this dividend payable.

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

20. Net Interest Income (expense)

Interest income(expense) and net interest income(expense) for the years ended December 31, 2019 and 2018, are as follows:

	2019		2018
Interest income
Due from financial institutions	~~W~~	2,580	~~W~~	5,748
Loans at amortized cost		2,333		619
Loans at fair value through profit or loss		2,805		—
Other		302		249

		8,020		6,616
Interest expense
Debts		2,489		1,458
Debentures		123,560		120,993
Other		16		—

		126,065		122,451

Net interest expense	~~W~~	(118,045)	~~W~~	(115,835)

21. Net Fee and Commission Income (Expense)

Fee and commission income(expense) and net fee and commission income(expense) for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Fee and commission income	~~W~~	847	~~W~~	788
Fee and commission expense
Fees paid in Korean won		6,891		5,867
Fees paid in foreign currency		239		129

		7,130		5,996

Net fee and commission expense	~~W~~	(6,283)	~~W~~	(5,208)

22. Net Gains on Financial assets at Fair value through Profit or Loss

Net Gains on Financial assets at fair value through profit or loss consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details net gains on financial assets at fair value through profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains related to financial instruments at fair value through profit or loss
Dividend income on financial assets designated at fair value through profit or loss	~~W~~	13,625	~~W~~	13,625
Gains on valuation on financial assets designated at fair value through profit or loss		3,166		4,694

		16,791		18,319

Losses related to financial instruments at fair value through profit or loss		844		—
Financial assets at fair value through profit or loss		844		—

Net gains on financial instruments at fair value through profit or loss	~~W~~	15,947	~~W~~	18,319

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

23. Net Other Operating Income

Other operating income or other operating expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other operating income
Dividend income from subsidiaries	~~W~~	926,934	~~W~~	1,089,556

Net other operating income	~~W~~	926,934	~~W~~	1,089,556

24. General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	28,448	~~W~~	27,021
Salaries and other short-term employee benefits - Others		4,778		4,508
Post employment benefits - defined benefit plans		2,179		1,919
Post employment benefits - defined contribution plans		286		85
Share-based payments		4,259		551

		39,950		34,084

Depreciation and amortization
Depreciation and amortization		5,093		864

Other general and administrative expenses
Travel		1,158		833
Communications		633		520
Tax and dues		496		326
Publication		367		250
Rental expense		835		1,503
Vehicle		150		153
Service fees		12,236		10,122
Advertising		894		909
Training		1,591		1,130
Others		7,768		7,151

		26,128		22,897

	~~W~~	71,171	~~W~~	57,845

Share-based Payments

The Company entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

Details of stock grants linked to long-term performance as of December 31, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 18	Jul. 17, 2017	7,826	Service fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Service fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Service fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Series 21	Jan. 01, 2019	28,926	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 22	Apr. 01, 2019	3,227	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	July 17, 2019	11,224	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Deferred grant in 2015	—	10,043	Satisfied
Deferred grant in 2016	—	12,093	Satisfied
Deferred grant in 2017	—	45,728	Satisfied
Deferred grant in 2018	—	8,057	Satisfied

		214,232

Kookmin Bank
Series 72	Aug. 28, 2017	6,742	Service fulfillment, market performance [3] 30~50%, and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Service fulfillment, market performance[3] 30%, and non-market performance[6] 70%
Series 74	Jan. 1, 2018	134,465	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 75	Jan. 1, 2019	192,170	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 76	Apr. 1, 2019	5,380	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 77	May 27, 2019	5,569	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance[3] 30%, and non-market performance[6] 70%
Deferred grant in 2015	—	4,756	Satisfied
Deferred grant in 2016	—	65,419	Satisfied
Deferred grant in 2017	—	95,697	Satisfied
Deferred grant in 2018	—	97,244	Satisfied
		671,671

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Other subsidiaries and associate
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance[4] 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223
Stock granted in 2015	—	4,456
Stock granted in 2016	—	23,474
Stock granted in 2017	—	83,459
Stock granted in 2018	—	257,064
Stock granted in 2019	—	241,226

		612,581

		1,498,484

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of corporates’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Non-banking sector profit
[6]	EPS, Asset Quality

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performances as of December 31, 2019, are as follows:

	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2015	9,690	Satisfied
Stock granted in 2016	11,783	Satisfied
Stock granted in 2017	12,273	Satisfied
Stock granted in 2018	20,664	Satisfied
Stock granted in 2019	30,504	Proportional to service period
Kookmin Bank
Stock granted in 2015	15,831	Satisfied
Stock granted in 2016	52,855	Satisfied
Stock granted in 2017	55,490	Satisfied
Stock granted in 2018	109,296	Satisfied
Stock granted in 2019	112,445	Proportional to service period
Other subsidiaries
Stock granted in 2015	16,922	Satisfied
Stock granted in 2016	94,201	Satisfied
Stock granted in 2017	238,115	Satisfied
Stock granted in 2018	457,006	Satisfied
Stock granted in 2019	284,888	Proportional to service period

	1,521,963

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

64

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2019, are as follows:

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 18	1.34	40,362~44,034	43,659~47,631
Series 19	1.34	38,220~41,775	42,493~46,445
Series 20	1.34	41,135~45,035	43,659~47,631
Series 21	1.34	41,489~46,021	42,336~47,631
Series 22	1.34	41,070~44,926	41,070~44,926
Series 23	1.34	41,070~44,926	41,070~44,926
Series 24	1.34	41,070~44,926	41,070~44,926
Deferred grant in 2015	1.34	—	38,616~47,631
Deferred grant in 2016	1.34	—	42,336~47,631
Deferred grant in 2017	1.34	—	43,659~47,631
Deferred grant in 2018	1.34	—	42,336~47,631
(Kookmin Bank)
Series 72	1.34	43,659~47,631	43,659~47,631
Series 73	1.34	41,253~43,741	43,803~46,445
Series 74	1.34	41,279~45,035	43,659~47,631
Series 75	1.34	41,506~46,021	42,336~47,631
Series 76	1.34	41,070~44,926	41,070~44,926
Series 77	1.34	41,070~44,926	41,070~44,926
Series 78	1.34	38,303~41,900	41,070~44,926
Grant deferred in 2015	1.34	—	44,926~47,631
Grant deferred in 2016	1.34	—	42,336~47,631
Grant deferred in 2017	1.34	—	42,336~47,631
Grant deferred in 2018	1.34	—	42,336~47,631
(Other subsidiaries)
Share granted in 2010	1.34	—	46,281
Share granted in 2011	1.34	—	46,281
Share granted in 2012	1.34	—	44,926~46,281
Share granted in 2013	1.34	—	44,926~47,631
Share granted in 2014	1.34	—	40,065~46,766
Share granted in 2015	1.34	—	41,070~47,676
Share granted in 2016	1.34	—	39,801~47,631
Share granted in 2017	1.34	35,863~46,817	38,616~47,631
Share granted in 2018	1.34	37,446~45,240	39,801~47,631
Share granted in 2019	1.34	39,878~47,631	41,070~47,631
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2015	1.34	—	38,616~47,631
Share granted in 2016	1.34	—	39,801~47,631
Share granted in 2017	1.34	—	42,336~47,631
Share granted in 2018	1.34	—	42,336~47,631
Share granted in 2019	1.34	—	43,659~46,281

65

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(Kookmin Bank)
Share granted in 2015	1.34	—	42,336~47,631
Share granted in 2016	1.34	—	41,070~47,631
Share granted in 2017	1.34	—	42,336~47,631
Share granted in 2018	1.34	—	42,336~47,631
Share granted in 2019	1.34	—	43,659~46,281
(Other subsidiaries)
Share granted in 2015	1.34	—	38,616~47,631
Share granted in 2016	1.34	—	38,616~47,631
Share granted in 2017	1.34	—	38,616~47,631
Share granted in 2018	1.34	—	38,616~47,631
Share granted in 2019	1.34	—	39,801~46,281

The Company used the volatility of the stock price over the previous year as the expected volatility, used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend yield, and used one-year risk-free interest rate in order to calculate fair value.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of December 31, 2019 and 2018, are ~~W~~ 124,853 million and ~~W~~ 111,058 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ~~W~~ 112,997 million and ~~W~~100,434 million, respectively. In addition, the compensation costs from share-based payments that amount to ~~W~~ 4,259 million and ~~W~~ 551 million were recognized for the years ended December 31, 2019 and 2018, respectively.

25. Non-operating Income (Expense)

Details of non-operating income and expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	—	~~W~~	50
Others		669		876

		669		926
Non-operating expenses
Loss on disposal of property, plant and equipment		21		—
Impairment on intangible assets		4		—
Donation		1,177		1,184
Others		8		1

		1,210		1,185

Non-operating expenses	~~W~~	(541)	~~W~~	(259)

26. Income Tax Expense

Details of income tax benefit for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		(658)		(2,098)
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(196)		(725)

Income tax expense	~~W~~	(854)	~~W~~	(2,823)

66

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The analysis of profit before tax and income tax benefit for the years ended December 31, 2019 and 2018, follows:

(In millions of Korean won)	2019			2018
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		~~W~~	746,841		~~W~~	928,728

Tax at the applicable tax rate[1]	26.11		195,019	26.38		245,038
Non-taxable income	(28.82)		(215,265)	(27.71)		(257,323)
Non-deductible expense	0.11		786	0.08		739
Consolidated tax effect	2.69		20,116	1.47		13,644
Other	0.03		198	0.08		725

Average effective tax rate and tax benefit	0.11	~~W~~	854	0.30	~~W~~	2,823

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5%.

27. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(in number of shares)	2019[1]		2018
	Number of shares	Accumulated amount	Number of shares	Accumulated amount
Number of issued ordinary shares	415,807,920	152,564,638,665	418,111,537	152,610,711,005
Number of treasury shares	(26,173,585)	(9,801,574,522)	(22,560,240)	(7,888,226,378)

Average number of ordinary shares outstanding	389,634,335	142,763,064,143	395,551,297	144,722,484,627

Number of days		365		365
Weighted average number of ordinary shares outstanding		391,131,683		396,499,958

[1]	Initial date of treasury stock that was deducted by the retirement is December 12, 2019.

Basic earnings per share

(In Korean won and in number of shares)

(In millions of Korean won)	2019		2018
Profit for the year	~~W~~	745,986,900,731	~~W~~	925,904,728,413
Deduction: Dividends on hybrid securities		6,512,500,000		—
Profit attributable to the ordinary equity holders (A)		739,474,400,731		925,904,728,413
Weighted average number of ordinary shares outstanding (B)		391,131,683		396,499,958

Basic earnings per share (A / B)	~~W~~	1,891	~~W~~	2,335

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the year) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit to calculate diluted earnings per share:

(In Korean won)	2019		2018
Profit attributable to the ordinary equity holders[1]	~~W~~	739,474,400,731	~~W~~	925,904,728,413
Adjustment		—		—

Adjusted profit for diluted earnings per share	~~W~~	739,474,400,731	~~W~~	925,904,728,413

[1]	The amount is after deducting dividends on hybrid securities.

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2019	2018
Weighted average number of ordinary shares outstanding	391,131,683	396,499,958
Adjustment Stock grants	2,890,513	2,307,630

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,022,196	398,807,588

Diluted earnings per share:

(In Korean won and in number of shares)	2019		2018
Adjusted profit for diluted earnings per share	~~W~~	739,474,400,731	~~W~~	925,904,728,413
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,022,196		398,807,588

Diluted earnings per share	~~W~~	1,877	~~W~~	2,322

28. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Due from financial institutions	~~W~~	18,537	~~W~~	344,302
Restricted cash from financial institutions		(3)		(3)

	~~W~~	18,534	~~W~~	344,299

68

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Significant non-cash transactions for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Changes in receivables and payables from consolidated tax	~~W~~	262,296	~~W~~	393,380
Changes in receivables and payables relating to stock grants		(12,564)		(18,085)
Other payables due to treasury stock trust agreement, etc		—		6,678

Cash inflows and outflows due to interest and dividends for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	2019		2018
Prepaid income tax expense	Operating	~~W~~	1,145	~~W~~	1,222
Interest received	Operating		6,384		5,868
Interest paid	Operating		122,195		116,307
Dividends received	Operating		940,560		1,103,182
Dividends paid	Finance		766,249		766,728

Changes in liabilities arising from financing activities for the year ended December 31, 2019, are as follows:

(In millions of Korean won)	2019
	Opening balance		Net cash flows		Non-cash changes		Closing balance
Debts	~~W~~	300,000	~~W~~	(298,321)	~~W~~	(1,679)	~~W~~	—
Debentures		5,373,266		169,502		678		5,543,446

	~~W~~	5,673,266	~~W~~	(128,819)	~~W~~	(1,001)	~~W~~	5,543,446

29. Contingent Liabilities and Commitments

Commitments made with financial institutions as of December 31, 2019 and 2018, are as follows:

	2019				2018
(In millions of Korean won)	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
KEB Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

69

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Other Matters

The Company has no pending lawsuit as the defendant.

30. Related Party Transactions

Significant related party transactions for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)			2019		2018
Subsidiaries	Kookmin Bank	Interest income	~~W~~	1,580	~~W~~	5,178
		Fee and commission income		841		778
		Net other operating income		667,225		640,132
		Net non-operating income		70		—
		General and administrative expenses		6,312		5,452
	KB Securities Co., Ltd.	Net other operating income		50,000		139,157
		General and administrative expenses		1,119		1,196
		Net non-operating income		14		—
	KB Insurance Co., Ltd.	Net other operating income		—		49,875
		General and administrative expenses		1,871		1,031
		Net non-operating income		7		—
	KB Kookmin Card Co., Ltd.	Net other operating income		200,008		180,044
		General and administrative expenses		1,042		970
		Net non-operating income		6		5
	KB Life Insurance Co., Ltd.	General and administrative expenses		238		79
	KB Asset Management Co., Ltd.	Net other operating income		—		50,000
	KB Capital Co., Ltd	Net gains on financial assets at fair value through profit or loss		15,947		18,319
		Net other operating income		—		10,746
		General and administrative expenses		116		—
		Net non-operating income		4		—
	KB Savings Bank Co., Ltd.	Net other operating income		5,000		8,802
	KB Real Estate Trust. Co., Ltd.	Net other operating income		4,700		10,800
		Net non-operating income		13		—
	KB Investment Co., Ltd.	Interest income		2,333		615
	KB Data Systems Co., Ltd.	General and administrative expenses		1,953		1,477

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)			2019		2018
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	18,537	~~W~~	69,621
		Other assets		418,114		643,010
		Other liabilities		35		4,545
		Property and Equipment		152		—
	KB Securities Co., Ltd.	Other assets		52,068		62,993
	KB Insurance Co., Ltd.	Other assets		14,492		12,774
		Other liabilities		47,580		35,177
	KB Kookmin Card Co., Ltd.	Other assets		60,705		79,288
		Other liabilities		1,394		664
	KB Asset Management Co., Ltd.	Other assets		15,590		10,666
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		291,501		289,179
		Other assets		18,995		18,383
	KB Life Insurance Co., Ltd.	Other assets		3,956		3,991
		Other liabilities		8,636		5,315
	KB Real Estate Trust Co., Ltd.	Other assets		13,979		14,259

70

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Savings Bank Co., Ltd.	Other assets	3,727	1,670
KB Investment Co., Ltd.	Loans at amortized cost	120,000	50,000
	Other assets	2,904	1,198
	Other liabilities	59	486
KB Data Systems Co., Ltd.	Property and Equipment	438	140
	Intangible assets	1,145	—
	Other assets	2,721	3,357
	Other liabilities	333	137
KB Credit Information Co., Ltd.	Other assets	849	985
	Other liabilities	241	—

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Right-of-use assets and lease liability with related parties as of December 31, 2019, are as follows:

(In millions of Korean won)			2019
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	152
		Lease liabilities	~~W~~	—

Unused commitments by a related party as of December 31, 2019 and 2018, are as follows:

(In millions of Korean won)			2019		2018
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	2,255	~~W~~	1,336

Share transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)			2019		2018
Subsidiary	KB Investment & Securities Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	50,000	~~W~~	—
	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	50,000	~~W~~	—

Loan transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
		Beginning		Loans		Repayments		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	50,000	~~W~~	70,000	~~W~~	—	~~W~~	120,000

71

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)		2018
		Beginning		Loans		Repayments		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	10,000	~~W~~	40,000	~~W~~	—	~~W~~	50,000

Compensation to key management for the years ended December 31, 2019 and 2018, consists of:

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	798	~~W~~	28	~~W~~	984	~~W~~	1,810
Registered director (non-executive)		628		—		—		628
Non-registered director		3,344		147		3,275		6,766

	~~W~~	4,770	~~W~~	175	~~W~~	4,259	~~W~~	9,204

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	1,397	~~W~~	21	~~W~~	454	~~W~~	1,872
Registered director (non-executive)		623		—		—		623
Non-registered director		2,328		90		97		2,515

	~~W~~	4,348	~~W~~	111	~~W~~	551	~~W~~	5,010

The Company paid ~~W~~ 255 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities.

31. Changes in Accounting Policies - Implementation of Korean IFRS 1116 Leases

The Company applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional provisions. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Company applied Korean IFRS 1116 retrospectively with recognizing the cumulative effect of initial adoption of the standard as of January 1, 2019. The Company did not restate any comparative financial statements.

72

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

For leases previously classified as ‘finance leases’, the Company recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Discounts used lessee’s incremental borrowing rate at the date of current initial application	~~W~~	684
Add : Financial leased asset recognized at December 31, 2018		—

Right-of use asset recognized as of the date of initial application	~~W~~	684

Lease liability
Operating lease commitments disclosed at December 31, 2018	~~W~~	468
Discounted amount using the lessee’s incremental borrowing rate[1] at the date of initial application		460
Add : Financial leased liability recognized at December 31, 2018		—

Lease liability recognized as of the date of initial application	~~W~~	460

[1]	Incremental borrowing rate of interest is 1.88% to 2.21%

The difference between the amount of the right-of-use asset and the lease liability is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

•	Lessor accounting

The Company did not need to make any adjustments to the accounting for assets held as lessor as a result of the adoption of Korean IFRS 1116.

The amounts recognized in statement of financial position

The amounts related to lease recognized in statement of financial position as of December 31, 2019 and January 1, 2019, are as follows:

(In millions of Korean won)	December 31, 2019		January 1, 2019
Right-of-use assets[1]
Real estate	~~W~~	193	~~W~~	263
Vehicles		280		406
Others		15		15

		488		684

Lease liabilities[2]	~~W~~	588	~~W~~	460

[1]	It is included in property and equipment of financial statements.
[2]	It is included in other liabilities of financial statements

73

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The amounts recognized in statement of profit or loss

The amount related to lease recognized in statement of profit or loss for the year ended December 31, 2019, is as follows:

(In millions of Korean won)	2019
Amortization of right-of-use assets
Real estate	~~W~~	496
Vehicles		627
Others		21

		1,144

Interest expenses on the lease liabilities		16
Short-term lease payments		23
Payments for leases of low-value assets different from short-term leases	~~W~~	3

The total cash outflow for leases in 2019 was ~~W~~ 594 million.

32. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2019, was initially approved on February 6, 2020 and re-approved due to revision on March 4, 2020 by the Board of Directors.

74

Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Financial Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited Internal Control over Financial Reporting of KB Financial Group Inc. (the Company) as of December 31, 2019, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the financial statements of the Company, which comprise the statement of financial position as at December 31, 2019, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and notes to the financial statements including a summary of significant accounting policies, and our report dated March 5, 2020 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Operating Status Report of the Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

75

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

76

Operating Status Report of the

Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

KB Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Financial Group Inc. (“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2019.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2019, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

February 24, 2020

Jong Kyoo Yoon,

Chief Executive Officer

Ki Hwan Kim,

Internal Control over Financial Reporting Officer

77